YAMANA GOLD INC.

ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

March 28, 2014

200 Bay Street, Suite 2200
Royal Bank Plaza, North Tower
Toronto, Ontario M5J 2J3

TABLE OF CONTENTS

INTRODUCTORY NOTES	3
Cautionary Note Regarding Forward-Looking Statements	3
Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Mineral Resources	3
Currency Presentation And Exchange Rate Information	4

CORPORATE STRUCTURE	4

GENERAL DEVELOPMENT OF THE BUSINESS	7

Overview of Business	7
History	7

DESCRIPTION OF THE BUSINESS	9

Principal Products	9
Competitive Conditions	9
Operations	9
Environment and Communities	10
Risks of the Business	12
Technical Information	25
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred
Mineral Resources	27
Mineral Projects	28
Material Mineral Properties	31
Chapada Mine	31
El Peñón Mine	39
Mercedes Mine	48
Gualcamayo Mine	54
Jacobina Mining Complex	67
Other Producing Mines	74
Minera Florida Mine	74
Fazenda Brasileiro Mine	75
Alumbrera Mine	75
Additional Projects	76
Pilar Project	76
C1 Santa Luz Project	78
Ernesto/Pau-a-Pique Project	78
Cerro Moro Project	79
Suyai Project	80
Agua Rica Project	80

DIVIDENDS	80

DESCRIPTION OF CAPITAL STRUCTURE	81

MARKET FOR SECURITIES	81

DIRECTORS AND OFFICERS	82
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions	89
Conflicts of Interest	90

PROMOTER	90

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	90

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	91

TRANSFER AGENTS AND REGISTRAR	91

MATERIAL CONTRACTS	91

AUDIT COMMITTEE	92

INTERESTS OF EXPERTS	94

ADDITIONAL INFORMATION	97

SCHEDULE “A” — CHARTER OF THE AUDIT COMMITTEE	98

2

ITEM 1
INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company (as defined herein), information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil, the new tax reform bill in Mexico and the amended federal income tax statute in Argentina, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso and the Mexican peso versus the United States dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources (as defined herein) and Mineral Reserves (as defined herein), risks related to non-core mine disposition, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company’s annual management’s discussion and analysis filed with the securities regulatory authorities in all provinces of Canada and available under the Company’s SEDAR profile at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.
Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Mineral Resources
This annual information form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report Mineral Reserves, the three-year historical average price is used in any Mineral Reserve or cash flow analysis to designate Mineral Reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves. Inferred Mineral Resources (as defined herein) have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits United States companies to report mineralization that does not constitute Mineral Reserves by Commission standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this annual information form may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.
Currency Presentation And Exchange Rate Information
This annual information form contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian dollars” or “Cdn$”.

The closing, high, low and average exchange rates for the United States dollar in terms of Canadian dollars for the years ended December 31, 2013, December 31, 2012, December 31, 2011, and December 31, 2010 based on the noon spot rate reported by the Bank of Canada, were as follows:

	Year-Ended December 31
	2013	2012	2011	2010
Closing	$1.06	$0.99	$1.02	$0.99
High	1.07	1.04	1.06	1.08
Low	0.98	0.97	0.94	0.99
Average(1)	1.03	1.00	0.99	1.03

(1)Calculated as an average of the daily noon rates for each period.

On March 27, 2014, the Bank of Canada noon rate of exchange was US$1.00 = Cdn$1.1057 or Cdn$1.00 = US$0.9044.

ITEM 2
CORPORATE STRUCTURE

Yamana Gold Inc. (the “Company” or “Yamana”) was continued under the Canada Business Corporations Act by Articles of Continuance dated February 7, 1995. On February 7, 2001, pursuant to Articles of Amendment, the Company created and authorized the issuance of a maximum of 8,000,000 first preference shares, Series 1. On July 30, 2003, pursuant to Articles of Amendment, the name of the Company was changed from Yamana Resources Inc. to Yamana Gold Inc. On August 12, 2003, the authorized capital of the Company was altered by consolidating all of the then issued and outstanding common shares of the Company on the basis of one new common share for 27.86 existing common shares.

The Company’s head office is located at 200 Bay Street, Royal Bank Plaza, North Tower, Suite 2200, Toronto, Ontario M5J 2J3 and its registered office is located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2.

The corporate chart that follows on the next page illustrates the Company’s principal subsidiaries (collectively, the “Subsidiaries”), together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Company. As used in this annual information form, except as otherwise required by the context, reference to the “Company” or “Yamana” means Yamana Gold Inc. and the Subsidiaries.

Yamana Gold Inc. (Canada)
100%
0805346 B.C. Ltd. (British Columbia)
100%
Minera Yamana Inc. (Ontario)
100%
6855237 Canada Inc. (Canada)
100%
Northern Orion Argentina Holdings S.A. (Cayman)
100%
Northern Orion Canada Pampas Ltd. (British Columbia)
100%
Certain BVI and Dutch Holdco's
100%
Certain Ontario, Chile and Dutch Holdco's
100%
Certain Ontario Holdco's
100%
Certain Cayman Holdco's
100%
Certain Cayman and Delaware Holdco's
50%
Certain Cayman, Bermuda and Antiguan Holdco's
100%
Estelar Resources Ltd. Sucursal (Argentina)
100%
Minas Argentinas S.A. (Argentina)
100%
Suyai del Sur S.A. (Argentina)
100%
Yamana Desenvolvimento Mineral S.A. (Brazil)
100%
Minera Meridian Ltda. (Chile)
100%
Minera Florida Ltda. (Chile)
100%
Certain Mexico and Delaware Holdco's
100%
Minera Agua Rica Sucursal (Argentina)
25%
Minera Alumbrera Sucursal (Argentina)
100%
Cerro Moro Project
100%
Gualcamayo Mine
100%
Suyai Property
100%
El Peñón Mine
57%
Agua de la Falda S.A. (Chile)
100%
Minera Florida Mine
100%
Minera Meridian Minerales SRLCV (Mexico)
100%
Agua Rica Property
12.5%
Alumbrera Mine
100%
Jeronimo Property
100%
Mercedes Mine
100%
Companía Goiana de Ouro S.A. (Brazil)
100%
Jacobina Mineração e Comércio Ltda. (Brazil)
100%
Mineração Maracá Industria e Comércio Ltda. (Brazil)
100%
Mineração Fazenda Brasileiro S.A. (Brazil)
100%
Serra da Borda Mineração e Metalurgia S.A. (Brazil)
100%
Pilar Project
100%
Jacobina Mine
100%
Chapada Mine
100%
Fazenda Brasileiro Mine
100%
C1 Santa Luz Project
100%
Ernesto/Pau-a-Pique Project

Legal*9942099.15

ITEM 3
GENERAL DEVELOPMENT OF THE BUSINESS

Overview of Business
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties and land positions in Brazil, Chile, Argentina and Mexico. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

The Company’s portfolio includes: (i) seven operating gold mines, namely Chapada (copper/gold), El Peñón (gold/silver), Jacobina, Gualcamayo, Minera Florida (gold/silver/zinc), Fazenda Brasileiro, Mercedes (gold/silver) plus a 12.5% indirect interest in the Alumbrera mine (copper/gold/molybdenum), and (ii) various advanced and near development stage projects and exploration properties in Brazil, Chile, Argentina and Mexico.
Set out below is a list of Yamana’s main properties and mines:
Producing Mines
•    Chapada Mine (Brazil)
•    El Peñón Mine (Chile)
•    Mercedes Mine (Mexico)
•    Gualcamayo Mine (Argentina)
•    Jacobina Mining Complex (Brazil)
•    Minera Florida Mine (Chile)
•    Fazenda Brasileiro Mine (Brazil)
•    Alumbrera Mine (Argentina) – 12.5% indirect interest

Additional Projects
•    Pilar Project (Brazil)
•    C1 Santa Luz Project (Brazil)
•    Ernesto/Pau-a-Pique Project (Brazil)
•    QDD Lower West (Argentina)
•    Cerro Moro Project (Argentina
•    Suyai Project (Argentina)
•    Agua Rica Project (Argentina)

History
Over the three most recently completed financial years, the following events contributed materially to the development of the Company’s business:
Cerro Moro Project – Acquisition
On August 22, 2012, the Company acquired all the issued and outstanding common shares of Extorre Gold Mines Limited (“Extorre”). Each Extorre shareholder received $4.28 per share comprised of $3.50 in cash and 0.0467 of a Yamana common share for each Extorre common share held. Total consideration paid was approximately $451.5 million, comprised of 4.7 million common shares, transaction costs and issued options.

With the completion of the acquisition, the Company adds several exploration and development stage precious metals projects, the most advanced of which is Cerro Moro, an advanced stage, high grade vein system located in the Santa Cruz province of Argentina. At the end of 2013, Cerro Moro hosted Probable Mineral Reserves (as defined herein) of approximately 1.53 million gold equivalent ounces (“GEO”), Indicated Mineral Resources (as defined herein) of 352,000 GEO and Inferred Mineral Resources of 486,000 GEO. The Cerro Moro Project covers 177 square kilometres and is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado, and 130 kilometres east of the Cerro Vanguardia gold silver mine.

Evaluation of exploration and development plans of Cerro Moro is underway. An update to the feasibility study is advancing and expected to be completed in 2014. In addition, certain pre-development work, including the development of a decline to one of the ore bodies, continues. The Company is currently evaluating a plan for production start-up in 2016, targeting 150,000 GEO per year.
Mercedes Mine – Commercial Production

The Mercedes Mine, located in Sonora, Mexico, is Yamana’s newest mine reaching commercial production as of February 1, 2012. With mine development and plant commissioning well advanced and a sufficient stockpile having been created during the mine development period, a first gold pour occurred in mid-November 2011, marking the formal start-up of commissioning production at the mine, which was originally planned for the middle of 2012. After a successful ramp-up, Mercedes surpassed its production plan, reaching approximately 126,000 GEO for 2012. In 2013, Mercedes produced approximately 140,000 GEO. The Company continued development of the Barrancas zone, reaching ore within the higher grade Lagunas Norte vein, one of the newest discoveries at the mine. Confirmation of the width and grades of mineralization by infill drilling at Lupita and the recent discovery of high-grade mineralization at Rey de Oro that may be amenable to underground mining methods have positively impacted Measured Mineral Resources (as defined herein) and Indicated Mineral Resources. Development of Diluvio will commence in 2014. The Company expects production of 129,000 GEO in 2014.

Agua Rica Project – Integration into Alumbrera

In September 2011, GlencoreXstrata plc (“GlencoreXstrata”), the successor company to Xstrata Copper, Goldcorp Inc. (“Goldcorp”) and the Company reached a definitive agreement, pursuant to which Minera Alumbrera Limited Sucursal Argentina (“Minera Alumbrera”) holds an exclusive four-year option to acquire Yamana’s interest in the Agua Rica Project for cumulative payments made by GlencoreXstrata and Goldcorp of $110 million, as set out below. During the option period, Minera Alumbrera will manage the Agua Rica Project and fund a feasibility study and all development costs. Minera Alumbrera can elect to exercise the option at any time during the four-year period. A formal decision to purchase Agua Rica will be made at the time of a construction decision. Should GlencoreXstrata and Goldcorp decide not to make a construction decision, or should the four year option period expire, Yamana will retain a 100% interest in Agua Rica, retain all payments received prior to termination and be entitled to all work product, technical studies and reports developed with respect to Agua Rica during the option period.
The terms of the definitive agreement provide for Yamana to receive from GlencoreXstrata and Goldcorp a combination of payments summarized as follows:

Initial payments totaling $110 million, payable as follows:

•	$10 million payable upon announcement of the arrangement, which payment has been made;

•	$20 million payable upon execution of formal transaction documents (“closing”), which payment has been made;

•	$20 million payable 12 months from closing, which payment has been made;

•	$30 million payable 24 months from closing, which payment was deferred; and

•	$30 million payable 36 months from closing.

Further payments totaling $200 million, which include:

•	$150 million payable upon approval to proceed with construction; and

•	$50 million payable upon achieving commercial production.

In addition to the above consideration, the Company will also receive a deferred consideration revenue stream. The deferred consideration to be received by Yamana will be based on a formula (subject to certain adjustments) as follows:  65% of payable gold produced * the lesser of spot gold price and [$450 + 10% * (spot gold price - $1,000)].

During the third quarter of 2013, the Company, GlencoreXstrata and Goldcorp agreed to an extension period of twelve months in which certain optimizations for a feasibility study would be undertaken with respect to the development of Agua Rica. An option payment payable by GlencoreXstrata and Goldcorp in 2013 was deferred to 2014 as part of this agreement, and the cap on the number of ounces of payable gold on which the deferred consideration related to was removed.

ITEM 4
DESCRIPTION OF THE BUSINESS

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties and land positions in Brazil, Chile, Argentina and Mexico. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

Principal Products
The Company’s principal product is gold, with gold production forming a significant part of revenues. There is a global gold market into which Yamana can sell its gold and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of the gold that it produces.

The Company produces gold-copper concentrate at its Chapada Mine, gold and silver doré bars at its El Peñón Mine, Mercedes Mine and Jacobina Mining Complex (the “JMC”), gold doré bars at its Fazenda Brasileiro Mine and Gualcamayo Mine, and gold and silver doré bars and zinc concentrate at its Minera Florida Mine. Additionally, the Company has a 12.5% indirect interest in the Alumbrera Mine which produces copper and gold concentrate and gold doré bars. The Company has contracts with a number of smelters, refineries and trading companies to sell gold and silver doré and gold-copper and zinc concentrate.
Competitive Conditions
The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Operations

Employees

As at December 31, 2013, the Company had the following employees and contractors at its operations:

Country	Employees	Contractors	Total
Canada	83	13	96
Argentina	1,059	508	1,567
Brazil	2,972	2,670	5,642
Chile	1,981	2,049	4,030
Mexico	508	204	712
United States	11	6	17

Foreign Operations

The Company’s mine and mineral projects are located in Brazil, Chile, Argentina and Mexico (see “General Development of the Business – Overview of Business” for a summary of the Company’s projects). Any changes in regulations or shifts in political attitudes in any of these jurisdictions, or other jurisdictions in which Yamana has projects from time to time, are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits. The effect of these factors cannot be accurately predicted. See “– Risks of the Business”.

Environment and Communities

In common with other natural resources and mineral processing companies, the Company’s operations generate hazardous and non-hazardous waste, effluent and emissions into the atmosphere, water and soil in compliance with local and international regulations and standards. There are numerous environmental laws in Brazil, Chile, Argentina, Mexico, the United States and elsewhere in the Americas that apply to the Company’s operations, exploration, development projects and land holdings. These laws address such matters as protection of the natural environment, air and water quality, emissions standards and disposal of waste.

Yamana’s operating mine sites seek to adopt the best environmental practices programs to manage environmental matters and compliance with local and international legislation. Programs include: promotion of rational water use; solid waste management; control of emissions and fossil fuel consumption; rationing of energy; soil and biodiversity protection; archaeological sites identification and rescue and ruins preservation and monitoring; environmental education; surface and groundwater monitoring; air monitoring; land reclamation and revegetation; native seedlings production; and native forest conservation.

In 2013, Yamana has continued its attention towards environmental performance indicators and continued to track its consumption of diesel, electricity, fresh water and its non-mineral solid waste generation. The inclusion of new projects and expansions at existing mining operations has resulted in net increases in these categories as follows: diesel consumption (l/GEO) by 25%; electricity consumption (MWh/GEO) by 23%; fresh water consumption (m³/GEO) by 15%; and generation of non-mineral solid waste (t/GEO) by 3%. The increase in diesel consumption was mainly due to civil works for new construction and expansion, as well as greater hauling distances caused by increasing mine depths. Electricity consumption was also affected by increasing mine depths due to additional ventilation and lighting, as well as by the continued ramp up of new projects in Brazil.

In 2013, as a result of increased focus by Yamana on greenhouse gas emissions, the Company studied the risks, opportunities and impacts related to climate. Efforts have been focused on an energy efficiency program which aims to improve energy management systems currently in place and identify opportunities to reduce both energy consumption and greenhouse gas emissions.

Yamana has a corporate integrated management system for Safety, Health, Environment and Community (“SHEC”) Relations and Social Responsibility (the “YMS”) which was created in October 2006. This system was developed based on the best practices and international standards – ISO 14001 – Environmental Management System, OHSAS 18001 – Occupational Health and Safety Management System and SA 8000 – Social Accountability, the International Cyanide Management Code (the “ICMC”) and local laws.

In early 2009, the Company was added to the Jantzi Social Index (“JSI”). Companies included in the JSI must pass a set of broadly based environmental, social and governance criteria. Inclusion in this index is a testament to the Company’s social, environmental, health and safety management programs which are considered by JSI to be above average. To date, all seven of the Company’s wholly-owned operating mines have achieved ISO 14001 certification for their Environmental Management Systems. This exceeds the industry average.

The YMS involves: corporate policies, standards and procedures; risk assessment; identification of all legal and contractual requirements; definition of Company objectives and targets; and also includes internal auditing systems to ensure that Yamana operates in compliance with its policies and management programs. The implementation of the YMS commenced in Brazil in 2007 and in Chile in 2008. Yamana has continued to consolidate YMS across existing operations and has extended this consolidation to both exploration and construction areas, including Pilar, Ernesto/Pau-a-Pique and C1 Santa Luz. In order to verify compliance with the YMS, corporate cross audits are conducted at each mine site, exploration project and construction project. In 2013, the average adherence with the YMS was 86.4%, increasing from 83.7% in 2012.

Yamana has mapped all environmental risks at its mine sites as part of the YMS. High level risks, including those associated with tailings dam facilities, waste rock dumps, heap leach piles or cyanide usage, have enhanced and specific management measures in order to be better able to mitigate potential failures, spills or slides. These systems are based on the permanent monitoring of the particular structure, using specific tools that assist in monitoring such risks. In addition, reports on tailings dam facilities are prepared by third party consultants on a monthly basis and reviewed periodically by the Company.

Geomechanical, geotechnical and geochemical risks are also assessed periodically by third party consultants in order to minimize related risks, such as rock falls, as well as environmental contamination. These, and other high level risks, are dealt with as part of Yamana’s emergency response plan with emergency simulation tests being conducted during the year to evaluate the plan’s effectiveness.

Each of the Company’s mining operations has established a SHEC committee (collectively, the “SHEC Committees”) which are chaired by the General Manager at each mine. The SHEC Committees meet at least once a month to discuss issues and solutions related to SHEC relations and other operational practices. The goal of each SHEC Committee is to measure the effectiveness and performance of the Company’s sustainability programs. Yamana also maintains a corporate SHEC Committee (the “Corporate SHEC Committee”), comprised of certain vice presidents and directors of the Company and chaired by the President and Chief Operating Officer of the Company, to discuss strategic SHEC issues and to deliberate solutions for the various mine sites.

Since 2012, as part of the YMS, the Company defined a process to help mitigate, prevent and avoid negative environmental and safety incidents, and to prevent environmental and property damage. The general process with respect to key risks were reviewed and approved by the Corporate SHEC Committee, with local SHEC Committees at the Company’s mining operations evaluating particular risks associated with the respective operations. Local SHEC Committees review major risks and processes, along with what actions have been taken to address and mitigate risks to an acceptable level (which actions are checked during corporate auditing and technical visits).

Certain of the Company’s mining operations utilize cyanide. These mines include the JMC and Fazenda Brasileiro Mine in Brazil; the El Peñόn Mine and Minera Florida Mine in Chile; the Mercedes Mine in Mexico and the

Gualcamayo Mine in Argentina. The JMC, Fazenda Brasileiro Mine, El Peñόn Mine and Minera Florida Mine have been signatories to the ICMC since September 2008. Upon becoming a signatory to the ICMC, a company is granted three years to obtain certification confirming compliance with ICMC principles and standards. With the exception of the Mercedes Mine, all of the mine sites noted above are ICMC certified. The Company expects the Mercedes Mine to obtain ICMC certification in 2014. The Company’s new projects, Ernesto/Pau-a-Pique, Pilar and C1 Santa Luz, will also utilize cyanide in their operations and have been preparing for the certification process.

The Company has also made several investments in connection with infrastructure improvements to enhance community relations in the locations where it operates. The Company’s social responsibility programs are focused on local development, income generation and improvements in quality of life in the local communities. Through programs such as the Partnership Seminar, the Integration Program and the Open Doors Program, Yamana has provided support to local communities in many different areas such as education, culture, health, environment and the generation of employment and income. To further develop these programs, the Company conducts various education projects and cultural activities in each of the communities where the Company operates.

The Company’s compliance with its environmental policies and obligations is overseen by the Sustainability Committee.

Risks of the Business

The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company’s financial condition and/or future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Exploration, Development and Operating Risks
Mining operations generally involve a high degree of risk. Yamana’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property and environmental damage, all of which may result in possible legal liability. Although adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geomechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Yamana will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Yamana not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Yamana towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Health, Safety and Environmental Risks and Hazards

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and/or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. Yamana has rigorous procedures in place to manage health and safety protocols in order to reduce the risk of occurrence and the severity of any accident and is continually investing time and resources to enhance health and safety at all operations.

All phases of the Company’s operations are also subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, water quality standards and land reclamation and regulate the generation, transportation, storage and disposal of hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that the Company has been or will at all times be in full compliance with all environmental laws and regulations or hold, and be in full compliance with, all required environmental and health and safety permits. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine. There is no assurance that existing or future environmental laws, regulations and permits, and the potential costs and delays associated with compliance therewith, will not materially adversely affect the Company’s business, financial condition and results of operations.

At the Alumbrera Mine, in which Yamana holds a 12.5% interest, a sulphate seepage plume has developed in the natural groundwater downstream of the tailings facility, currently within the mining concession. After completing the original model, an initial pump back well mesh was designed and completed before start up, in order to capture the seepage, which is characterized by high levels of dissolved calcium and sulphate. It will be necessary to augment the pump-back wells over the life of the mine in order to contain the plume within the concession and to provide for monitoring wells for the Vis Vis River. Based on the latest groundwater model, the pump-back system will need to be operated for several years after mine closure. The concentrate pipeline at the Alumbrera Mine crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture. Although various control structures and monitoring programs have been implemented, any rupture of the pipeline poses an environmental risk from spillage of concentrate. Yamana does not have any indemnities from the previous vendors of its interests in the Alumbrera Mine against any potential environmental liabilities that may arise from operations, including, but not limited to, potential liabilities that may arise from the seepage plume or a rupture of the pipeline.

Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous or existing owners or operators of the properties.

Government environmental approvals and permits are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

In certain jurisdictions, the Company may be required to submit, for government approval, a reclamation plan for each of its mining/project sites. The reclamation plan establishes the Company’s obligation to reclaim property after minerals have been mined from the sites. In some jurisdictions, bonds or other forms of financial assurances are required as security to ensure performance of the required reclamation activities. The Company may incur significant reclamation costs which may materially exceed the provisions the Company has made for such reclamation. In addition, the potential for additional regulatory requirements relating to reclamation or additional reclamation activities may have a material adverse effect on the Company’s financial condition, liquidity or results of operations. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost may be expensed, which may materially reduce net income in that period.

Production at certain of the Company’s mines involves the use of cyanide which is toxic material if not handled properly. Should cyanide leak or otherwise be discharged from the containment system, the Company may become subject to liability for clean-up work that may not be insured. While appropriate steps will be taken to prevent discharges of pollutants into the ground water and the environment, the Company may become subject to liability for hazards that it may not be insured against. The Company became a signatory to the ICMC in September 2008. Further information regarding the ICMC can be found at the International Cyanide Management Institute website located at www.cyanidecode.org.

Nature and Climatic Condition Risk

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. No assurances can be given that unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts and pit wall failures, will not occur in the future or that such events will be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall, which may lead to periodic floods, mudslides, wall instability and seismic activity, which may result in slippage of material.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s results of operations and financial position.

Counterparty, Credit, Liquidity and Interest Rate Risks and Access to Financing

The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short term investments; (ii) companies that have payables to the Company, including concentrate and bullion customers; (iii) providers of its risk management services; (iv) shipping service providers that move the Company’s material; (v) the Company’s insurance providers; and (vi) the Company’s lenders. The Company limits counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. Under the terms of the Company’s trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of derivatives over time, managing its capital expenditures and operation cash flows, and by maintaining adequate lines of credit. The Company is exposed to interest rate risk on its variable rate debt and enters into interest rate swap agreements to hedge this risk. These factors may impact the ability of the Company to obtain loans and other credit facilities and refinance existing facilities in the future and, if obtained, on terms favourable to the Company.

Construction and Start-up of New Mines

The success of construction projects and the start up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of ore passes, the adsorption/desorption/recovery plants and conveyors to move ore, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful; that the Company will be able to obtain sufficient funds to finance construction and start-up activities; that available personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects; that the Company will be able to obtain all necessary governmental approvals and permits; and that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

Some of the Company’s projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may change significantly and economic returns may differ materially from the Company’s estimates.

Currently, the Company has three mines under construction in Brazil, namely, the Pilar Project, C1 Santa Luz Project and Ernesto/Pau-a-Pique Project. While the Pilar Project and C1 Santa Luz Project commenced commissioning in the second half of 2013, both of which remain within the normal progression expectation of the commissioning process, Ernesto/Pau-a-Pique has been commissioning since the fourth quarter of 2012. Commercial viability of a new mine or development project is predicated on many factors. There is no certainty that the realization of Mineral Reserves and Mineral Resources projected by feasibility studies and technical assessments performed on the projects may be realized, and future metal prices to ensure commercial viability will materialize. Consequently, there is a risk that start-up of new mine and development projects may be subject to write-down and/or closure as there is no certainties that they are commercially viable.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources
To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company continues to realize its existing identified Mineral Reserves, convert Mineral Resources into Mineral Reserves, increase its Mineral Resource base by adding new Mineral Resources from areas of identified mineralized potential, and/or undertake successful exploration or acquire new Mineral Resources.

The figures for Mineral Reserves and Mineral Resources contained in this annual information form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. Actual Mineral Reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its Mineral Reserve estimates from time to time or may render the Company’s Mineral Reserves uneconomic to exploit. Mineral Reserve data are not indicative of future results of operations. If the Company’s actual Mineral Reserves and Mineral Resources are less than current estimates or if the Company fails to develop its Mineral Resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of Mineral Reserves and Mineral Resources occurs from time to time and they may change depending on further geological interpretation, drilling results and metal prices. The category of Inferred Mineral Resource is often the least reliable Mineral Resource category and is subject to the most variability. The Company regularly evaluates its Mineral Resources and it often determines the merits of increasing the reliability of its overall Mineral Resources.

Replacement of Depleted Mineral Reserves
Given that mines have limited lives based on Proven Mineral Reserves (as defined herein) and Probable Mineral Reserves, the Company must continually replace and expand its Mineral Reserves at its gold mines. The life-of-mine estimates included in this annual information form may not be correct. The Company’s ability to maintain or increase its annual production of gold will be dependent in part on its ability to bring new mines into production and to expand Mineral Reserves at existing mines.

Uncertainty Relating to Mineral Resources
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven Mineral Reserves and Probable Mineral Reserves as a result of continued exploration.

Commodity Prices
The profitability of the Company’s operations will be dependent upon the market price of mineral commodities produced, as well as the cost and availability of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, including, but not limited to diesel, fuel, natural gas, electricity, steel, concrete and cyanide. Commodity prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, the world supply of and demand for mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of mineral commodities has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Company’s business, financial condition and results of operations.

Furthermore, Mineral Reserve calculations and life-of-mine plans using significantly lower metal prices could result in material write‑downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company’s Mineral Reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Joint Ventures
Yamana holds an indirect 12.5% interest in the Alumbrera Mine, the other 37.5% and 50% interests being held by Goldcorp and GlencoreXstrata, respectively. The Company accounts for this investment under the equity method of accounting. The Company’s interest in the Alumbrera Mine is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events, for example, could have a material adverse impact on Company’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on future cash flows, earnings, results of operations and financial condition: disagreement with joint venture partners on how to develop and operate mines efficiently; inability of joint venture partners to meet their obligations to the joint venture or third parties; or litigation arising between joint venture partners regarding joint venture matters.

Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Permitting
The Company’s operations are subject to receiving and maintaining permits from appropriate governmental authorities. There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating at any particular property.

Insurance and Uninsured Risks
Yamana’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures or unavailability of materials and equipment, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Yamana maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Yamana may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production such as underground coverage is not generally available to Yamana or to other companies in the mining industry on acceptable terms. Yamana might also become subject to liability for pollution or other hazards that may not be insured against or that Yamana may elect not to insure against because of premium costs or other reasons. Losses from these events, the lack of, or insufficiency of insurance coverage could cause Yamana to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which may have a material adverse effect. The Company mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of its high operating standards as dictated by the Yamana management system.

Foreign Operations and Political Risk

The Company holds mining and exploration properties in Brazil, Argentina, Chile and Mexico exposing it to the socioeconomic conditions as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The governments in those countries are currently generally supportive of the mining industry but changes in government laws and regulations including taxation, royalties, the repatriation of profits, restrictions on production, export controls, changes in taxation policies, environmental and ecological compliance, expropriation of property and shifts in the political stability of the country could adversely affect the Company’s exploration, development and production initiatives in these countries.

In efforts to tighten capital flows and protect foreign exchange reserves, the Argentine government issued a foreign exchange resolution with respect to export revenues. This resulted in a temporary suspension of export sales of concentrate at the Alumbrera Mine during the second quarter of 2012 as management evaluated how to comply with the new resolution. The Argentine government subsequently announced an amendment to the foreign exchange resolution which extended the time for exporters to repatriate net proceeds from export sales, enabling the Alumbrera Mine to resume exports in July 2012. The Argentine government has also introduced certain protocols relating to the importation of goods and services and providing, where possible, for the substitution of Argentine produced goods and services. During 2012, the Alumbrera Mine was unable to obtain permission to repatriate dividends even though certain accommodations have since been made to permit distribution of profits from Argentina. Discussion between the joint venture and the Argentine government on approval to remit dividends are ongoing. The Company continues to monitor developments and policies in all its jurisdictions and the impact thereof to its operations.

Brazil is in the process of reviewing the royalty rates for mining companies. Finalization of the royalty rates is subject to change during the review and approval process and therefore the final rates are not determinable at this time. The magnitude of change in royalty rates may affect net earnings and cash flows from the Company’s operations in Brazil.

In Mexico, a tax reform bill was enacted on December 26, 2013 with respect to the reform of the Mining and Fiscal Coordination Laws. The proposals submitted through this bill include a 7.5% compensation payment on taxable revenues generated by mining companies with producing mines. In addition, the bill includes a new royalty of 0.5% on all sales. These amounts are deductible for income tax purposes which would bring the effective rate of the taxes to approximately 5.8%. The Company has determined this to be approximately 3.8% on a net smelter royalty basis. The bill also doubles the payment of duties by hectare by differentiating nonproductive mining concessions. The magnitude of new royalty rates might affect net earnings and cash flows from the Company’s operations in Mexico.

On September 23, 2013, Argentina’s federal income tax statute was amended to include a 10% income tax withholding on dividend distributions by Argentine corporations.

Consistent with its risk management protocol, to mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.
The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Increase in Production Costs
Changes in the Company’s production costs could have a major impact on its profitability. Its main production expenses are personnel and contractor costs, materials, and energy. Changes in costs of the Company’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel and diesel) and scarcity of labour, and could result in changes in profitability or Mineral Reserve estimates. Many of these factors may be beyond the Company’s control.

The Company relies on third party suppliers for a number of raw materials. Any material increase in the cost of raw materials, or the inability by the Company to source third party suppliers for the supply of its raw materials, could have a material adverse effect on the Company’s results of operations or financial condition.

The Company prepares estimates of future cash costs and capital costs for its operations and projects. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on the Company’s future results of operations or financial condition.

Energy Risk

The Company consumes energy in mining activities, primarily in the form of diesel fuel, electricity and natural gas. As many of the Company’s mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available. The Company manages this risk by means of long-term electricity agreements with local power authorities and inventory control process on consumables including fuel. Many of the mines have on-site generator sets as back-up to mitigate the anticipated and unanticipated interruptions from the energy providers. Furthermore, the Company’s operations are continually improved to reduce input costs and maximize output.

Land Title
The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Termination of Mining Concessions
The Company’s mining concessions may be terminated in certain circumstances. Under the laws of the jurisdictions where the Company’s operations, development projects and prospects are located, Mineral Resources belong to the state and governmental concessions are required to explore for, and exploit, Mineral Reserves. The Company holds mining, exploration and other related concessions in each of the jurisdictions where it is operating and where it is carrying on development projects and prospects. The concessions held by the Company in respect of its operations, development projects and prospects may be terminated under certain circumstances, including where minimum production levels are not achieved by the Company (or a corresponding penalty is not paid), if certain fees are not paid or if environmental and safety standards are not met. Termination of any one or more of the Company’s mining, exploration or other concessions could have a material adverse effect on the Company’s financial condition or results of operations.

Competition
The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for: mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future.

Additional Capital
The exploration and development of the Company’s properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations, may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations.

Currency Fluctuations
Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a United States dollar price, but a portion of the Company’s operating and capital expenses are incurred in Brazilian reals, Argentine pesos, Chilean pesos, Mexican pesos and, to a lesser extent, the Canadian dollar and the Euro. The appreciation of foreign currencies, particularly the Brazilian real and the Chilean peso, against the United States dollar would increase the costs of gold production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. The Company has hedged only a portion of its Brazilian real risks and Mexican pesos risks, and none of the other currencies in which it functions, and is therefore exposed to currency fluctuation risks.

Write‑downs and Impairments
Mineral interests are the most significant assets of the Company and represent capitalized expenditures related to the development and construction of mining properties and related property, plant and equipment and the value assigned to exploration potential on acquisition. The costs associated with mining properties are separately allocated to exploration potential, Mineral Reserves and Mineral Resources and include acquired interests in production, development and exploration‑stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.

The Company reviews and evaluates its mining interests and any associated or allocated goodwill for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the recoverable value of the asset is less than the carrying amount of the asset. An impairment loss is measured and recorded to the net recoverable value of the asset. The recoverable value of the asset is the higher of: (i) value in use (being the net present value of total expected future cash flows); and (ii) fair value less costs to sell.

The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount and considers the reversal of the impairment loss recognized in prior periods for all assets other than goodwill. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Fair value is the value obtained from an active market or binding sale agreement. Where neither exists, fair value is based on the best information available to reflect the amount the Company could receive for the asset in an arm’s length transaction. This is often estimated using discounted cash flow techniques. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of International Accounting Standards 36 in a discounted cash flow model. Where recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. Where third-party pricing services are used, the valuation techniques and assumptions used by the pricing services are reviewed by the Company to ensure compliance with the accounting policies and internal control over financial reporting of the Company. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

The assumptions used in the valuation of work-in process inventories by the Company include estimates of metal contained in the ore stacked on leach pads, assumptions of the amount of metal stacked that is expected to be recovered from the leach pads, estimates of metal contained in ore stock piles, assumptions of the amount of metal that will be crushed for concentrate, estimates of metal-in-circuit, estimated costs of completion to final product to be incurred and an assumption of the gold, silver and copper price expected to be realized when the gold, silver and copper is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories to net realizable value, which would reduce the Company’s earnings and working capital. Net realizable value is determined as the difference between costs to complete production into a saleable form and the estimated future precious metal prices based on prevailing and long-term metal prices. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of write-down is reversed up to the lower of the new net realizable value or the original cost.

Investment Risk

Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. Although the factors that affect investment risk are outside the Company’s control, the Company mitigates investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high quality investments.

Available for sale financial assets are reviewed quarterly for possible significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the fact and circumstances of the financial assets, the market price of actively traded securities, as well as the severity of loss, the financial position and near-term prospects of the investment, credit risk of the counterparties, the length of time the fair value has been below costs, both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook. When a decline in the fair value of an available-for-sale investment has been recognized in Other Comprehensive Income (“OCI”) and there is objective evidence that the asset is impaired after management’s review, any cumulative losses that had been recognized in OCI are reclassified to net income in that period as an impairment loss. The reclassification is calculated as the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized, if applicable. Impairment losses recognized in net income for an investment are subject to reversal, except for an equity instrument classified as available-for-sale.

Litigation Risks
All industries, including the mining industry, are subject to legal claims, with and without merit. The Company is currently involved in litigation of a non-material nature and may become involved in legal disputes in the future. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Company’s financial position or results of operations.

In 2004, a former director of Northern Orion Resources Inc. (“Northern Orion”) commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into with the plaintiff. The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera Mine. On August 22, 2008, the National Commercial Court No. 13 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment to the National Commercial Appeals Court. On May 22, 2013, the appellate court overturned the first-instance decision. The appellate court determined that the plaintiff was entitled to make 50% of Northern Orion’s investment in the Alumbrera acquisition, although weighted the chance of the plaintiff’s 50% participation at 15%. The matter was remanded to the first-instance court to determine the value. On June 12, 2013, Northern Orion filed an extraordinary recourse with the appellate court in order to bring the matter before the Supreme Court of Argentina to consider whether the appellate court’s decision was arbitrary. The extraordinary recourse was denied by the appellate court and Northern Orion was notified of this decision on December 20, 2013. Based on this decision, Northern Orion filed an appeal directly with the Supreme Court on February 3, 2014. Pending the decision of the Supreme Court, Northern Orion will make submissions to the first-instance court to address the value. The outcome of this case is uncertain and cannot be reasonably estimated. See “Legal Proceedings and Regulatory Actions”.

In December 2012, the Company received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to debentures for the years 2007 to 2010. The Company believes that these debentures were issued on commercial terms permitted under applicable laws and is challenging these assessments. As such, the Company does not believe it is probable that any amounts will be paid with respect to these assessments with the Brazilian authorities and the amount and timing of any assessments cannot be reasonably estimated. See “Legal Proceedings and Regulatory Actions”.

Use of Derivatives
From time to time the Company uses or may use certain derivative products to manage the risks associated with changes in gold prices, silver prices, copper prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk — the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into transactions; (ii) market liquidity risk — risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk — the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

Acquisitions and Integration

From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Governmental Regulation of the Mining Industry
The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations. See “– Foreign Operations and Political Risk”.

Labour and Employment Matters
While the Company has good relations with both its unionized and non-unionized employees, production at its mining operations is dependent upon the efforts of the Company’s employees. In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

Foreign Subsidiaries
The Company is a holding company that conducts operations through foreign subsidiaries and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Reliance on Local Advisors and Consultants in Foreign Jurisdictions

The Company holds mining and exploration properties in Brazil, Argentina, Chile and Mexico. The legal and regulatory requirements in these countries with respect to conducting mineral exploration and mining activities, banking system and controls, as well as local business culture and practices are different from those in Canada. The officers and directors of the Company must rely, to a great extent, on the Company’s [local legal counsel and] local consultants retained by the Company in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Company’s business operations, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the Company’s board of directors who have previous experience working and conducting business in these countries in order to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of banking, financing and tax matters in these countries. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the control of the Company and may adversely affect its business.

Market Price of Common Shares
The common shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). The price of the common shares is likely to be significantly affected by short-term changes in gold prices or in the Company’s financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Company’s performance that may have an effect on the price of the common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not continue to follow the Company’s securities; the lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; and the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities.

As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dividend Policy
The Company has a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and such policy is reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of the Company. In 2013, the Company paid quarterly dividends of $0.065 per share. On February 18, 2014, the Company’s board of directors amended the dividend policy to set the quarterly dividend to $0.0375 per share.

Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs.

Dilution to Common Shares
During the life of the Company’s options and other rights granted or assumed by the Company, the holders are given an opportunity to profit from a rise in the market price of the common shares with a resulting dilution in the interest of the other shareholders. The Company’s ability to obtain additional financing during the period such rights that are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the common shares. The holders of options and other rights of the Company may exercise such securities at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.

The increase in the number of common shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the common shares. In addition, as a result of the issuance of additional common shares, the voting power of the Company’s existing shareholders will be diluted.

Future Sales of Common Shares by Existing Shareholders
Sales of a large number of common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares. Substantially all of the common shares not held by affiliates of the Company can be resold without material restriction either in the United States, Canada or both.

Dependence Upon Key Management Personnel and Executives
The Company is dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company has entered into employment agreements with certain of its key executives.

Possible Conflicts of Interest of Directors and Officers of the Company
Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest or which are governed by the procedures set forth in the Canada Business Corporations Act and any other applicable law.

Enforcement of Legal Rights

The Company’s material subsidiaries are organized under the laws of Brazil, Argentina, Chile and Mexico and certain of the Company’s directors, management and personnel are located in foreign jurisdictions. Given that the Company’s material assets and certain of its directors, management and personnel are located outside of Canada, investors may have difficulty in effecting service of process within Canada and collecting from or enforcing against the Company, or its directors and officers, any judgments issued by the Canadian courts or Canadian securities regulatory authorities and predicated on the civil liability provisions of Canadian securities legislation or other laws of Canada. Similarly, in the event a dispute arises in connection with the Company’s foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.

Disclosure and Internal Controls
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”). Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required decisions. The Company has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

Technical Information

Unless otherwise indicated, the estimated Mineral Reserves and Mineral Resources for the Company’s various mines and mineral projects set forth herein, with the exception of the Alumbrera Mine (see “JORC Code Definitions”, below), have been calculated in accordance with the CIM Standards. The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” means a concentration or occurrence of diamonds, natural solid inorganic material or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

JORC Code Definitions
The estimated Ore Reserves and Mineral Resources for the Alumbrera Mine have been calculated in accordance with the current (2012) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. The following definitions are reproduced from the JORC Code:

The term “Mineral Resource” means a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.
The term “Inferred Mineral Resource” means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.
The term “Indicated Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.
The term “Measured Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.
The term “Ore Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.
The term “Probable Ore Reserve” means the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.
The term “Proved Ore Reserve” means the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.
The foregoing definitions of Ore Reserves and Mineral Resources as set forth in the JORC Code have been reconciled to the definitions set forth in the CIM Standards. If the Ore Reserves and Mineral Resources for the Alumbrera Mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive difference in such Ore Reserves and Mineral Resources.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This section uses the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource”. United States investors are advised that while such terms are recognized and required by Canadian regulations, the Commission does not recognize them. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not, except in limited circumstances, form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. See also “Introductory Notes – Cautioning Note to United States Investors Concerning Estimates of Mineral Reserves and Mineral Resources”.

Cash Costs and All-In Sustaining Costs

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operations. Cash costs include mine site operating costs such as mining, processing, administration, royalties and taxes directly related to production, but are exclusive of amortization, reclamation, capital, development and exploration costs. Cash costs are computed on a co-product and by-product basis.

Cash costs per GEO on a by-product basis is calculated by applying zinc and copper net revenue as a credit to the cost of gold production and as such the by-product GEO cash costs are impacted by realized zinc and copper prices. These costs are then divided by GEO produced. GEO are determined by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production.

Cash costs on a co-product basis are computed by allocating operating cash costs to metals, mainly gold and copper, based on an estimated or assumed ratio. These costs are then divided by GEO produced and pounds of copper produced to arrive at the cash costs of production per GEO and per pound of copper, respectively. Production of zinc is not considered a core business of the Company; therefore, the net revenue of zinc is always treated as a credit to the costs of gold production.

Cash costs per GEO and per pound of copper are calculated on a weighted average basis.

Effective 2013, the Company adopted an all-in sustaining costs measure, which seeks to represent total sustaining expenditures of producing GEO from current operations, including by-product and co-product cash costs, mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation and exploration and evaluation expense. As such, it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. In addition, the Company’s calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. This performance measure has no standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with generally accepted accounting principles (“GAAP”).

The measures of cash costs and all-in sustaining costs, along with revenue from sales, are considered to be key indicators of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Mineral Projects

Summary of Mineral Reserve and Mineral Resource Estimates

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral projects as at December 31, 2013. See “Interests of Experts” for a listing of the qualified persons responsible for such estimates.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable
Gold
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)

	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable
Alumbrera (12.5%)	22,188	0.34	250	625	0.21	4	22,813	0.34	254
Chapada	167,243	0.22	1,157	312,600	0.27	2,675	479,843	0.25	3,832
C1 Santa Luz	16,284	1.64	856	10,402	1.46	489	26,686	1.57	1,345
Cerro Morro	-	-	-	1,954	11.38	715	1,954	11.38	715
El Peñón	1,433	8.58	395	9,035	5.39	1,566	10,468	5.83	1,961
Ernesto/Pau a Pique	182	3.68	21	4,529	3.47	505	4,711	3.47	526
Fazenda Brasileiro	1,790	2.46	142	373	2.13	26	2,163	2.42	168
Gualcamayo	3,792	1.42	173	28,425	1.32	1,202	32,217	1.33	1,375
Jacobina	3,974	2.08	266	19,989	2.94	1,891	23,963	2.80	2,157
Jeronimo (57%)	6,350	3.91	798	2,331	3.79	284	8,681	3.88	1,082
Mercedes	963	4.48	139	4,635	4.74	706	5,598	4.69	845
Minera Florida Ore	1,953	3.93	247	1,729	4.56	253	3,682	4.22	500
Minera Florida Tailings	4,433	0.86	123	-	-	-	4,433	0.86	123
Total Minera Florida	6,386	1.80	370	1,729	4.56	253	8,115	2.39	623
Pilar	-	-	-	10,811	4.03	1,402	10,811	4.03	1,402
Total Gold Mineral Reserves	230,585	0.62	4,567	407,438	0.89	11,718	638,023	0.79	16,285
Agua Rica	384,871	0.25	3,080	524,055	0.21	3,479	908,926	0.22	6,559

Silver
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Cerro Moro	-	-	-	1,954	648.3	40,723	1,954	648.3	40,723
El Peñón	1,433	223.3	10,285	9,035	186.5	54,171	10,468	191.5	64,456
Mercedes	963	57.7	1,786	4,635	44.5	6,633	5,598	46.8	8,419
Minera Florida Ore	1,953	17.6	1,107	1,729	22.8	1,267	3,682	20.1	2,374
Minera Florida Tailings	4,433	12.6	1,790	-	-	-	4,433	12.6	1,790
Total Minera Florida	6,386	14.1	2,897	1,729	22.8	1,267	8,115	16.0	4,164
Total Silver Mineral Reserves	8,782	53.0	14,968	17,353	184.2	102,794	26,135	140.1	117,762
Agua Rica	384,871	3.7	46,176	524,055	3.3	56,070	908,926	3.5	102,246

Copper
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Alumbrera (12.5%)	22,188	0.35	171	625	0.26	4	22,813	0.35	175

	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable
Chapada	167,243	0.28	1,024	253,700	0.29	1,625	420,943	0.29	2,649
Total Copper Mineral Reserves	189,431	0.29	1,195	254,325	0.29	1,629	443,756	0.29	2,824
Agua Rica	384,871	0.56	4,779	524,055	0.43	5,011	908,926	0.49	9,790

Zinc
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Minera Florida	6,386	0.87	122	1,729	1.42	54	8,115	0.98	176
Total Zinc Mineral Reserves	6,386	0.87	122	1,729	1.42	54	8,115	0.98	176

Molybdenum
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Alumbrera (12.5%)	22,188	0.012	6.1	625	0.014	0.2	22,813	0.012	6
Total Moly Mineral Reserves	22,188	0.012	6.1	625	0.014	0.2	22,813	0.012	6
Agua Rica	384,871	0.033	279	524,055	0.030	350	908,926	0.031	629

Mineral Resources (Measured, Indicated and Inferred)

The following table set forth the Mineral Resource estimates and for the Company’s mineral projects as at December 31, 2013. See “Interests of Experts” for a listing of the qualified persons responsible for such estimates.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated			Inferred Mineral Resources
Gold
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Amancaya	-	-	-	-	-	-	-	-	-	1,390	7.90	351
Arco Sul	-	-	-	-	-	-	-	-	-	5,000	4.02	646
C1 Santa Luz	3,243	1.00	104	8,436	1.38	374	11,679	1.27	478	13,562	2.49	1,086
Chapada	22,636	0.21	155	233,129	0.26	1,949	255,765	0.26	2,104	155,236	0.18	913
Cerro Moro	-	-	-	1,777	2.14	122	1,777	2.14	122	3,559	1.90	220
El Peñón	923	12.30	365	2,467	6.37	505	3,390	7.98	870	5,704	6.83	1,252
Ernesto/Pau a Pique	-	-	-	4,232	2.38	324	4,232	2.38	324	1,610	3.04	157
Fazenda Brasileiro	-	-	-	2,034	1.77	116	2,034	1.77	116	6,131	3.10	611
Gualcamayo	11,342	1.00	365	83,429	1.01	2,711	94,771	1.01	3,076	30,366	2.08	2,029
Jacobina	14,380	2.26	1,044	19,558	2.50	1,570	33,938	2.40	2,614	15,849	3.11	1,584
Jeronimo (57%)	772	3.77	94	385	3.69	46	1,157	3.74	139	1,118	4.49	161

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated			Inferred Mineral Resources
La Pepa	15,750	0.61	308	133,682	0.57	2,452	149,432	0.57	2,760	37,900	0.50	620
Lavra Velha	-	-	-	-	-	-	-	-	-	3,934	4.29	543
Mercedes	173	4.62	26	3,412	3.02	331	3,585	3.10	357	3,310	3.89	414
Minera Florida	1,905	5.97	366	2,480	4.92	393	4,385	5.38	759	5,008	5.63	907
Pilar	-	-	-	1,894	4.44	270	1,894	4.44	270	12,665	4.12	1,676
Suyai	-	-	-	4,700	15.00	2,286	4,700	15.00	2,286	900	9.90	274
Total Gold Mineral Resources	71,124	1.24	2,827	501,615	0.83	13,449	572,739	0.88	16,275	303,242	1.38	13,444
Agua Rica	27,081	0.14	120	173,917	0.14	776	200,998	0.14	896	642,110	0.12	2,444

Silver
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Amancaya	-	-	-	-	-	-	-	-	-	1,390	73.0	3,270
Chapada	-	-	-	82,161	1.4	3,775	82,161	1.4	3,775	27,553	1.1	982
Cerro Moro	-	-	-	1,777	201.0	11,488	1,777	201.1	11,488	3,559	116.0	13,297
El Peñón	923	319.4	9,478	2,467	184.8	14,652	3,390	221.4	24,130	5,704	290.2	53,231
Mercedes	173	49.2	273	3,412	37.2	4,078	3,585	37.7	4,351	3,310	36.2	3,843
Minera Florida	1,905	38.6	2,367	2,480	26.2	2,092	4,385	31.6	4,459	5,008	37.4	6,023
Suyai	-	-	-	4,700	23.0	3,523	4,700	23.0	3,523	900	21.0	575
Total Silver Mineral Resources	3,001	125.6	12,118	96,997	12.7	39,608	99,998	16.1	51,726	47,424	53.3	81,221
Agua Rica	27,081	2.3	2,042	173,917	2.9	16,158	200,998	2.8	18,200	642,110	2.3	48,124

Copper
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Chapada	22,636	0.17	84	150,968	0.24	790	173,604	0.23	874	127,683	0.26	731
Total Copper Mineral Resources	22,636	0.17	84	150,968	0.24	790	173,604	0.23	874	127,683	0.26	731
Agua Rica	27,081	0.45	266	173,917	0.38	1,447	200,998	0.39	1,714	642,110	0.34	4,853

Zinc
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Minera Florida	1,905	1.63	68	2,480	1.74	95	4,385	1.69	164	5,008	1.62	179
Total Zinc Mineral Resources	1,905	1.63	68	2,480	1.74	95	4,385	1.69	164	5,008	1.62	179

Molybdenum
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated			Inferred Mineral Resources
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Agua Rica	27,081	0.049	29	173,917	0.037	142	200,998	0.039	172	642,110	0.034	480
Total Moly Mineral Resources	27,081	0.049	29	173,917	0.037	142	200,998	0.039	172	642,110	0.034	480

Mineral Resources are exclusive of Mineral Reserves.

Mineral Reserve and Mineral Resource Reporting Notes:

1.	Metal Prices and Cut-off Grades:

Mine	Mineral Reserves	Mineral Resources
Alumbrera (12.5%)	$1,300 Au, $2.95 Cu, $10.00 Mo and 0.22% CuEq	N/A
Amancaya	N/A	1.0 g/t Aueq OP , 3.4 g/tAueq UG
Arco Sul	N/A	2.5 g/t Au cut-off
Caiamar	N/A	1.5 g/t Au cut-off
Chapada
$950 Au, $2.80 Cu, $4.80 average cut-off, 1.25 Revenue Factor for Main Pit
$950 Au, $2.80 Cu, $4.80 average cut-off, 1.00 Revenue Factor for Corpo Sul
$900 Au; 0.2 g/t Au cut-off for oxide ore and 0.3 g/t Au cut-off for sulphide ore in Suruca Gold Project
$1500 Au, $3.5 Cu and $3.5 NSR cut-off out of pit for Chapada Mine (Main Pit, CorpoSul and Corpo NE) 0.2 g/t Au cut-off for oxide and 0.3 g/t Au cut-off for sulphide in Suruca Gold Project
C1 Santa Luz	$950 Au for C1 with 0.7 g/t Au cut-off, Antas 2, $950 Au for Antas 3 with 0.5 g/t Au cut-off and $750 Au Mansinha and Mari; 0.50 g/t Au cut-off	0.5 g/t Au cut-off for C1 Ore(Antas 2, Antas 3, Mansinha, Mari, Alvo 36, VG14 and Serra Branca) and 1.5 g/t Au cut-off for C1 Underground high grade ore
Cerro Moro	$950 Au and $18.00 Ag, Open pit cut-off at 3.4 g/t Aueq and Underground cut-off at 6.2 g/t Aueq	1.0 g/t Aueq cut-off
El Peñón	$950 Au, $18.00 Ag, Variable cut-off for Underground and 1.2 g/t Aueq cut-off for Open Pit	3.9 g/t Aueq cut-off
Ernesto/Pau a Pique	$950 Au, 1.5 g/t UG, OP cut-off 1.06 g/t Au for Ernesto and 1.0 g/t Au cut-off for Lavrinha and 0.63 g/t Au for Satellite s NM	0.5 g/t Au cut-off for Ernesto, 1.0 g/t Au for Lavrinha, 0.63 g/t Au for Satellites NM an1.0 g/t Au for Pau a Pique
Fazenda Brasileiro	$950 Au, 2.14 g/t Au UG and 0.75 g/t Au OP cut-off	0.5 g/t cut-off UG and 0.25g/t Au OP cut-off
Gualcamayo	$950 Au: 1.00 g/t AuCut-off UG: cut-offs for OP, 0.20 g/t Au for QDD Upper and 0.5 g/t Au for AIM	1.00 g/t AuCut-off UG: cut-offs for OP, 0.20 g/t Au for QDD Upper and 0.5 g/t Au for AIM
Jacobina	$950 Au; 1.45 g/t Au cut-off	0.5 g/t Au cut-off UG, 1.5 g/t Au cutoff for Pindobacu
Jeronimo	$900 Au, 2.0 g/t Au cut-off	2.0 g/t Au cut-off
La Pepa	N/A	$780 Au, 0.30 g/tAu cut-off
Lavra Velha	N/A	$1300 Au, $3.5Cu and 0.2g/t Au, 0.1% Cu cut-offs
Mercedes	$950 Au, $18.00 Ag, 2.9 g/t Aueq	2.0 g/t Aueq cut-off for Mercedes and 0.4 g/t Aueq cut-off for Rey de Oro
Minera Florida	$950 Au, $18.00 Ag, $1 lb Zn, 2.80 g/t Aueq cut-off and Florida tailings cut-off N/A	2.22 g/t Aueq cut-off
Pilar	$950 Au; 2.0 g/t Au cut-off	2.0 g/t Au cut-off
Suyai	N/A	5.0 g/t Au cut-off
Agua Rica	$1,000 Au, $2.25 lb Cu, $17.00 g/t Ag, $12.00 lb Mo	0.2% Cu cut-off

2.
All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, other than the estimates for the Alumbrera Mine which have been calculated in accordance with the JORC Code which is accepted under NI 43-101.

3.	All Mineral Resources are reported exclusive of Mineral Reserves.

4.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

5.	Mineral Reserves and Mineral Resources are reported as of December 31, 2013.

6.	For the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates, see the qualified persons chart under the heading “Interests of Experts” in this annual information form.

Material Mineral Properties

Chapada Mine

Unless otherwise stated, the information, tables and figures that follow relating to the Chapada Mine are derived from, and in some instances are extracts from, the technical report entitled “Technical Report on the Chapada Mine, Brazil” dated March 7, 2014 (the “Chapada Report”), prepared by or under the supervision of (the “Chapada Qualified Persons”) Wayne W. Valliant, P.Geo. and Robert L. Michaud, P.Eng., of Roscoe Postle Associates Inc. (“RPA”). The technical information contained in this section of the annual information form, other than the technical information set forth under the heading “– Current Exploration and Development”, has been reviewed and approved by the Chapada Qualified Persons, each of whom is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Chapada Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on the Company’s SEDAR profile at www.sedar.com.

Property Description and Location

The Chapada Mine is located in northern Goiás State, approximately 320 kilometres north of the state capital of Goiania and 270 kilometres northwest of the national capital of Brasilia. It is situated at latitude 14° 14′ S, longitude 49° 22′ W. Corpo Sul is situated at the southwest extremity of the Chapada Mine. The Suruca deposit is located six kilometres northeast of the Chapada Mine at approximately latitude 14° 11′ S, longitude 49° 20′ W.

The Chapada Mine is divided into 16 claims covering 18,921.37 hectares. The claims are held in the name of Mineração Maracá Indústria e Comércio S/A (“Mineração Maracá”), a 100% owned subsidiary of Yamana. The Chapada Mine and Corpo Sul deposit are located on claim number 808.931/1994 (a mining licence) encompassing 3,000 hectares. The Suruca deposit is located on claim numbers 860.708/2009 and 860.595/2009 (an exploration licence), totaling 845.75 hectares.

Yamana, via Mineração Maracá, holds all of the surface rights in the area of the Chapada Mine, which incorporates all of the proposed locations of buildings, fixed installations, waste dumps, and tailing disposal in the current mine plan. Yamana is of the opinion that it can acquire the right to dispose of waste rock and tailings on additional surface property, if and when required. The land ownership is registered with the Registrar of Real Estate in Mara Rosa, Goiás.

Other than statutory royalties which are paid to the Brazilian government based on commercial copper and gold production, RPA is not aware of any rights, agreements or encumbrances to which the Chapada Mine is subject, which would adversely affect the value of the property or Mineração Maracá’s ownership interest. No current environmental liabilities have been identified within the mine area. Ongoing items such as waste stockpiles, depleted heap leach piles, and tailings storage facilities will be rehabilitated during the mine life or at the time of mine closure. Yamana reports that no environmental permits are required at this stage of permitting for Suruca.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Chapada Mine is located in northern Goiás State, approximately 320 kilometres north of the state capital of Goiania and 270 kilometres northwest of the national capital of Brasilia. Access to the Chapada Mine from Brasilia is via BR-153 (Belem/Brasilia) to Campinorte (GO) and then via GO-465 (Campinorte/Santa Terezinha) west to Alto Horizonte. The town of Alto Horizonte lies between the Suruca deposit and the Chapada Mine. Chapada Airport, suitable for small aircraft with an 800 metres long airstrip, is located close to Alto Horizonte, approximately four kilometres northeast of the Mine. Suruca is located six kilometres northeast of the Chapada Mine.

The region has a tropical climate characterized by two well defined seasons; the rainy season from November to March and the dry season from April to October, with an annual average rainfall of 1,500 millimetres. The average annual temperature is approximately 22°C. Mining operations occur throughout the year.

The local economic activity is principally agro-pastoral, but there are some small scale mining activities related to gold in alluvium and quartz veins and for clay used to make bricks. The most important towns in the region are Uruaçu, Campinorte, Porangatu, Mara Rosa and Nova Iguaçu de Goiás. They all have good infrastructure to support exploration activities. The municipality of Alto Horizonte has a population of approximately 3,100 and the nearby towns (within 50 kilometres) as Campinorte has 9,700 Mara Rosa 10,400 and Uruaçu 33,300.

Electrical power is provided by the Brazilian National Grid. The power line (230 kilovolt) is 85 kilometres long and taps into the national grid near Itapaci in Goiás State. The Chapada Mine requires approximately 1,000 cubic metres per hour of water. Rio Dos Bois currently supplies approximately 750 cubic metres per hour, with mine drainage water, rainfall, and industrial drainage areas making up the difference.

The average elevation of the Chapada Mine is approximately 300 metres above sea level. The topography is characterized by low rolling hills, with large contiguous flat areas. The vegetation is referred to as “cerrado”, a tropical savannah eco-region which comprises a diverse variety of low tropical trees, shrubs, and native grasses, most of which have been cleared and serves as cattle grazing land for local landowners.

History
The Chapada Mine was discovered in 1973 by a Canadian company, INCO Ltda. (“INCO”), which followed up with geochemistry, geophysics, trenching, and initial drilling. There are few outcrops in the mine area due to laterite-saprolite cover. Consequently, deposit definition required extensive diamond drill exploration. Development drilling of the deposit occurred in several campaigns from 1976 through 1996 by INCO, Parsons-Eluma Projetos e Consultoria S/C (“Parsons”), a Brazilian copper company, Eluma- Noranda, Santa Elina, and Santa Elina-Echo Bay (“Echo Bay”). Historical ownership and exploration activities are summarized in Table 1.

Table 1
Date	Owner	Activity
1973	INCO	Chapada discovery.
1975-1976		2,000 metres x 500 metres grid drilling program. Parsons acquires a 50% interest in the Chapada Mine.
1976-1979	INCO & Parsons	200 metres x 100 metres drill grid. A 92 metres deep shaft is completed with 255 metres of cross-cuts for exploration and metallurgical sampling.
1979		Mining concession No. 2394 covering 3,000 hectares is issued to Mineração Alonte by the Departamento Nacional da Producao Mineral.
1980-1981		Soil drilling completed in the plant, tailing ponds, and potential water dam areas.
1981	Parsons	Feasibility study completed.
1994-1995		A 4,500 metres drilling program re-evaluation of a near surface gold deposit.
Preliminary feasibility study by Watts, Griffis and McOuat.
May 1994	SERCOR	Mineração Santa Elina Industria e Comercio S/A (“SERCOR”) acquires the Chapada Mine through a subsidiary, Mineracao Maracá.
July 1994	SERCOR and Echo Bay	Echo Bay acquires an initial interest in Santa Elina by purchasing 5% of the outstanding shares from SERCOR.
Dec 1994		Santa Elina completes its initial public offering.
Sep 1995
Santa Elina and Echo Bay approve the Chapada project joint venture. Santa Elina issues about 3% of the outstanding shares to Echo Bay. Echo Bay receives the option to acquire 50% interest in the project.

May 1996		Santa Elina is privatized and SERCOR and Echo Bay become equal owners of the company.
Dec 1996		Santa Elina completes an in-fill drilling program
Dec 1997		Independent Mining Consultants, Inc. reviews the Echo Bay model and completes a mine feasibility study.
Jan 1998		Kilborn Holdings Inc., (predecessor company to SNC-Lavalin Group Inc.), completes the Chapada Mine bankable feasibility study.
Apr 2001		Construction licence issued.
May 2000	PINUS	PINUS acquires 100% of Mineração Maracá.
2003	Yamana	The property is purchased by Yamana.
2004		The feasibility study is completed.
2007		Commercial production starts.

In 2008, Yamana started a plant expansion to increase throughput from 16 million tons per annum to 22 million tons per annum.

From 2007 to the end of 2013, the Chapada Mine has produced 129 million tonnes grading 0.36 grams per tonne gold and 0.48% copper.

The Suruca deposit has been explored by various companies since the 1970s, as summarized in Table 2, and was exploited by garimpeiros in the 1980s. Yamana reports that garimpeiros produced approximately 200 kilograms of gold in that period.

Table 2
Date	Ownership
1980 - 1981	INCO/Eluma
1987 - 1988	Cominco
1993 - 1994	WMC
1996 - 1997	Santa Elina/Echo Bay
2008 to present	Yamana

Geological Setting

The Chapada Mine is located between the Amazonian craton to the northwest and the San Francisco craton to the southeast, within the north-northeast striking metavolcano-sedimentary Mara Rosa Magmatic Arc which is part of a large system of mobile belts that have a complex, multi-phased history of deformation.

The Chapada Mine and Corpo Sul and Suruca deposits are located in the Eastern Belt of the Mara Rosa volcano sedimentary sequence. The Eastern Belt in the vicinity of the Chapada Mine comprises a thick package of amphibolites succeeded by volcanic and volcanoclastic rocks and overlying metasedimentary rocks. The metavolcanic-sedimentary units are intruded by metaplutonic rocks of dioritic to quartz-diorite composition. These intrusions are associated with magmatic fluids responsible for copper-gold and gold mineralization. The volcanics and sediments have been metamorphosed to biotite and amphibolite schist in the Chapada mineralized area.

In the immediate area of the Chapada Mine, the biotite and amphibolite schist units have been folded into a broad anticline with a north-easterly fold axis. The two limbs of the anticlinal structure dip to the northwest and southeast. There is a minor secondary synclinal fold of the major antiform so that the northeast and southwest ends are somewhat higher than the central zone of the structure in the middle of the deposit. This combination of folds gives the deposit a broad “saddle” shape.

The deposit has undergone hydrothermal alteration typical of a copper-gold porphyry system. Alteration styles include biotitization, sericitization, argillitization, and propylitization.

The bedrock schists are overlain by approximately 25 metres of saprolite material with a minor lateritic component near the top of the saprolite zone. Within that laterite component, there is a ferricrete zone at surface.
The Suruca geology is grouped from base to top as: Amphibolite, Intermediate Metavolcanic rocks and Metasediments. There are several intrusions of quartz diorite porphyry that occur preferentially in the intermediate metavolcanic rocks and metasediments. Hydrothermal alteration overprints the lithologies and is characterized by inner and outer halos. The inner halo occurs in the intermediate rocks, metasediments and diorites with strong and pervasive sericitic alteration and the outer halo is characterized by propylitic alteration that occurs mainly in the amphibolites.
Mineralization
The primary copper-gold mineralization at the Chapada Mine is epigenetic. Copper is principally present as chalcopyrite with minor amounts of bornite. Fine grained gold is closely associated with the sulphide mineralization and was likely to be contemporaneous with the copper.

Copper mineralization occurs as finely disseminated crystals, elongated pods, lenses along foliation, crosscutting stringers, and coarse clots in occasional late stage quartz veins or pegmatites. The copper mineralization and grade are somewhat better in the central zone of the deposit along the anticline axis than in the surrounding anticlinal limbs; however, copper mineralization is pervasive over a broad area. Gold mineralization is more uneven spatially and may have been remobilized by post mineral low temperature alteration events.

The gold at Suruca is related to folded quartz vein/veinlets with sericitic and biotite alteration, rather than high sulphide concentrations. The second generation of quartz veins/veinlets with sulphides (sphalerite + galena + pyrite), carbonates and epidote also host gold which is related to zinc.

Mineralization predominately pre-dates deformation hence the gold is associated with epithermal features and not structurally controlled.

Exploration

Yamana started exploration work in 2007 with diamond drilling mainly to the east of the pit to check for the extension of the mineralization potentially hosted in a synclinal structure.

In early 2008, consultant Richard Sillitoe defined a genetic model of mineralization with a typical porphyry copper-gold system (Cu-Au-Mo association) that underwent intense isoclinal folding and amphibolite facies metamorphism during continental collision at the end of the Neoproterozoic. However, original mineralogy may not have been profoundly changed, due to the stability of minerals like quartz, anhydrite, pyrite, chalcopyrite, magnetite and biotite under amphibolite facies conditions.

Yamana began exploration work at Suruca in 2008 with geological mapping, chip sampling and shallow drilling at Suruca South.

See also “– Current Exploration and Development”.

Drilling

Yamana commenced drilling the Chapada Mine in 2008. To date, Yamana has drilled 344 holes for 73,891 metres (Table 3). Drilling has delineated the main deposit areas at a spacing of 100 metres by 50 metres, with a tighter 50 metres pattern in the central portion of the deposit.

Table 3

Year	No. Drill Holes	Metres
2008	30	5,126
2009	7	2,352
2010	18	4,373
2011	85	19,305
2012	131	28,568
2013	73	14,167
Total	344	73,891

The 2008 and 2009 drilling campaigns were concentrated in the region named “Near Mine” and in the south portion of the area. The 2010 and 2011 campaigns targeted the Near Mine and Corpo Sul areas. In 2013, Yamana drilled in the northeast section of Chapada Corpo Principal with the objective of delineating an Inferred Resource. In Corpo Sul, an infill drilling program was carried out in the southwest portion of the deposit on a 50 metres by 50 metres grid to upgrade Indicated to Measured Resources and on a 100 metres by 100 metres grid to convert Inferred to Indicated Resources.

The majority of holes were drilled at an azimuth of 130o and an 85o dip. Drill holes with inclination between 45o and 85o were surveyed every three metres downhole using a Deviflex electronic surveying instrument. No significant deviation issues were found.

To date, Yamana has drilled 186 holes for 37,899.16 metres at Suruca, as summarized in Table 4.

Table 4

Year	No. Drill Holes	Metres
2008	7	439.5
2009	21	6,457.8
2010*	103	20,476.9
2011	55	10,524.96
Total	186	37,899.16
*Includes 11 metallurgical holes for 1,014 metres

At Suruca in 2009, Yamana completed successful drilling to test a magnetic anomaly and the area of the garimpeiro workings. The 2010 drilling program focused on delineation of the Suruca deposit at 400 metres by 200 metres spacing followed by infill drilling at 200 metres by 200 metres spacing. An infill program of 100 metres by 100 metres spacing was completed in the north portion of deposit.

The majority of holes were drilled at an azimuth of 130o and a 60o dip; some holes were drilled at an azimuth of 310o. Drill holes with inclination between 45o and 85o were surveyed every three metres downhole using a Reflex Maxibor II or Devicom Deviflex electronic surveying instrument. In sub-vertical holes, a PeeWee or EZ-Shot instrument was used. All holes were surveyed and no significant deviation issues were found.

See also “– Current Exploration and Development”.

Sampling and Analysis

Yamana’s samples are selected down the entire length of the drill hole core, sawn in half with an electric diamond bladed core saw, and sampled prior to logging. Half core samples are selected by a geology technician or trained sampler. The samples are then placed in a numbered plastic bag along with a paper sample tag, and tied closed with a piece of string. Sample weight is approximately 3.5 kilograms. Six to eight samples are placed in a larger plastic bag, loaded onto a truck owned and driven by a locally based transport company, and driven to the ALS Chemex laboratory sample preparation facility in Goiania, State of Goiás.

After sampling, the geologist completes a graphic log and logs the core in detail for lithology, structure, mineralization and alteration. Codes are assigned for the oxidation state, consistency and alteration including alteration halo, sulphides, silicification, biotite, sericite, epidote, amphibolite, garnet, carbonate, rhodochrosite, chlorite, and kyanite content. Angles of structures such as foliation and faults are recorded.

Approximately four samples from each alteration halo per drill hole are selected for density testwork by two different methods after sampling and logging. The first method used is the water displacement method, performed in the logging shed. The second method, which is gravimetric, is done in the laboratory using pulverized samples.

Sample preparation involves crushing and pulverization. Upon receipt of the samples, each sample is weighed and dried at 100°C for eight to 12 hours. The entire sample is then crushed to 90% passing <2 millimetres (10 mesh), split to 0.5 kilograms in a riffle splitter, and pulverised to 95% passing 150# (mesh). The samples are then split again to 50 grams using a rotating splitter/spatula. The crusher and pulveriser are cleaned between each sample. Each fraction retained is returned to Yamana.

All Yamana samples are analyzed for precious metals by fire assay with atomic absorption spectrometry (“AAS”) or ICP finish and for copper by AAS by ALS Chemex, Lima, Peru and/or SGS Geosol, Belo Horizonte, Brazil.

Yamana conducts an industry-standard quality assurance/quality control (“QA/QC”) program for its drill campaigns, which follows written protocols. Its QA/QC program consisted of the insertion of blanks and CRMs into the sample stream and the running of duplicate field (quarter-core) samples. Later, pulp duplicate samples were re-assayed at a secondary facility.

RPA assessed Yamana’s QA/QC program and found it to be industry-standard with a generally acceptable rate of insertion for CRMs and pulp duplicates. The results of the pulp duplicate assays showed good reproducibility with no discernible grade biases. The insertion of CRMs showed that laboratory results from SGS Geosol and ALS Chemex were acceptable with respect to precision and accuracy. The results from the insertion of blanks are also generally acceptable.

In 1996 Echo Bay became actively involved in the drilling and sampling program for the Chapada Mine. Samples taken by Santa Elina in 1996 were subject to a rigorous QA/QC program. IMC Mining (“IMC”) was contracted to review the historical data. IMC’s review included all historical QA/QC control files and historical data compared with re-assayed data from analytical laboratories in the United States. IMC concluded the historical data was appropriate for estimation of Mineral Resources.

IMC did a review of the Chapada Mine assay database. IMC did not do any independent assaying, but did review considerable existing data. It was IMC’s opinion that the database was of sufficient quality for a feasibility level study.

A total of 18 Suruca diamond drill holes from Mineração Alonte (Santa Elina, 1995-1996) were re-analysed following Yamana’s procedures. The new assay results were compatible with the historical results.

Based on our review, RPA is of the opinion that sampling, sample preparation, and analysis at the Chapada Mine are in keeping with industry standards and the assay results within the database are suitable for use in a Mineral Resource estimate.

Security of Samples

Samples are transported from the drill rig to Yamana’s core storage facilities at the Chapada Mine exploration camp by the drilling contractor, where Yamana geological staff log and sample the core. The samples are transported to the independent sample preparation facility by a locally based transport company, after which the samples are sent for preparation in ALS Chemex in Goiania, Brazil and for analysis in Lima, Peru.

The analytical laboratory stores all pulps and coarse rejects for forty-five days and then transports them back to the Chapada Mine where all samples are stored in the core storage facility for the life of the project.

Based on our review, RPA is of the opinion that sample security procedures at the Chapada Mine are in keeping with industry standards.
Mineral Resources and Mineral Reserves
See “– Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.
The methodology of estimating Mineral Resources by Yamana includes: (a) statistical analysis and variography of gold and copper values in the assay database; (b) construction of a block model using Datamine Studio 3 software; and (c) grade interpolation using a kriging or inverse distance cubed method. The Mineral Resource estimate is based on open pit mining scenarios and Chapada and Corpo Sul Mineral Resources are constrained by Whittle optimized pits which are based on a copper and gold net smelter royalty.

Validation of the block models by Yamana included: (a) on screen displays of plans and sections showing composite and block grades; (b) swath plots calculated over “slices” of each zone; (c) comparisons between composite and global block statistics cross validation (the Chapada Mine only); and (d) cross-validation.
RPA finds the estimation methods and classification criteria adopted by Yamana are reasonable and sufficient to support the Mineral Resources reported.
RPA reviewed the reported resources, production schedules, and factors for conversion from Mineral Resources to Mineral Reserves. Based on this review, it is RPA’s opinion that the Measured and Indicated Mineral Resource within the final pit designs at the Chapada Mine can be classified as Proven and Probable Mineral Reserves.
Mining and Milling Operations
The Chapada Mine is a traditional open pit truck/shovel operation that has been in continuous operation since 2007. The Chapada open pit, which is currently being mined, has ultimate design dimensions of approximately 4.5 kilometres along strike, up to 1.2 kilometres wide, and 200 metres deep. Benches are 10 metres high, doubling to 20 metres towards the limit of the pit, except in upper benches, where the benches are 10 metres high in soil. Six operating phases have been designed to support the mine production from initial topography to the final pit geometry. An in-pit primary crusher was installed at the beginning of year 2012, allowing a more flexible operation for ore blending to plant and reducing major truck fleet requirements.
The mine plan includes three open pit mining areas to be developed on the property. Current production is entirely from the Chapada Corpo Principal open pit.
The processing plant is located at the northwest end of the Chapada Corpo Principal pit rim. The tailings storage facility is located to the northwest of the open pit, with the pond as close as 0.5 kilometres to the pit rim and the tailings dam being up to five kilometres to the northwest. Waste rock dumps are located to the south and southeast of the open pit. Limits of the waste rock dumps start just past the ultimate pit rim in order to minimize waste haulage distances.
The existing Chapada Mine treatment plant is designed to treat sulphide ore at a nominal rate of 60,000 tonnes per day (“tpd”). The current process recoveries for copper and gold average 80% and 56% respectively. Run-of-mine (“ROM”) material from the Suruca deposit will be treated and incorporated into the system through two separate processes; the oxide ore will be processed using conventional heap leaching technology, and sulphide ore will be processed in the existing plant after some modifications as follows:

•	Phase 1 – Carbon in leach (“CIL”) and gravity concentrator installation to add 10% in average to the gold recovery rate.

•	Phase 2 – Installation of a third mill and additional flotation cells to increase 10% in the recovery rate and to feed Suruca sulphide ore.

Sulphide Ore

The first step for sulphide material occurs in the primary grinding circuit in two parallel crushing systems. Both systems perform the primary crushing with a P70 of five inches. The ore processed is then transported by conveyor belt to an intermediate stockpile. A feeder conveyor belt delivers the feed to the grinding circuit.

The grinding circuit is divided into four systems:

•	Reclaim Ore – Ore taken from the crushed ore stockpile and delivered to the semi–autogenous grinding (“SAG”) mill.

•	Primary Grinding and Pre-Classification – SAG mill grinding and pre-classification using cyclones.

•	Pebble Crushing – Transportation and crushing coarse pebbles screened from the SAG mill discharge.

•	Secondary Grinding and Classification – Ball mill grinding and classification using cyclones.

The ore is then brought to the flotation process in pulp form with approximately 35% solids. There are two flotation cell lines, rougher and rougher/scavenger. Each cell line produces two concentrates. The tailings from the rougher/scavenger system are sent to the final tailings storage facility. The last step in the process is thickening and filtration. The thickening process reduces the ore concentrate moisture content to an average of 8%. This is discharged in the concentrate storage shed to be loaded and shipped to customers.

Total production in 2013 was 110,618 GEO contained in concentrate and 130,240,000 pounds of copper.

Oxide Ore

The crushing circuit consists of two MMD sizers in series and associated equipment. Material is pre-screened ahead of the MMD sizer and crusher product then combines with screen undersize and is conveyed to the crushed product stockpile. Crushed product is then fed to an agglomeration drum. Prior to the drum, cement is added in a controlled fashion and a weak cyanide solution (barren pond solution) is added in the agglomeration drum, and mixed to produce agglomerates which are conveyed and stacked.

The agglomerated material is stacked on pads which are approximately 100 metres wide and 620 metres long. A weak cyanide solution from the barren solution pond is then used to leach the gold from the stacked ore. The solution filters through the agglomerated ore with the gold inherent in the ore leached to produce a gold rich solution. The gold rich solution collects at the base of the pad and is collected in the pregnant solution pond.

Pregnant solution flows through four adsorption columns in series and flows by gravity from one adsorption column to the next. The total residence time in the adsorption columns is in the order of 25 minutes. After acid washing, the loaded carbon is washed and sent to the elution column to remove gold from the loaded carbon. The gold removed from the loaded carbon cools in a flash cell and then reports to the two electrowinning cells in parallel. Gold in solution is removed onto stainless steel cathodes. The stainless steel cathodes are rinsed off with a high pressure washer. The cathode sludge is then filtered, dried in an oven, transferred to the barring furnace and the gold is then poured into molds.

Markets

The principal product at the Chapada Mine is a copper concentrate with gold and silver, which is readily marketable on world markets.

Environmental Considerations

The Company has all of the necessary environmental permits to operate at the Chapada Mine including the main operating licence, which was obtained on November 20, 2006. It was renewed on September 29, 2008, and is renewed every few years according to the terms of the regulating body. Further licences will be obtained as required to carry out or expand operations at the Chapada Mine.
The mine life for the Chapada Mine (Chapada Corpo Principal, Corpo Sul and Suruca) is expected to be 17 years. The first version of the plan for mining closure including rehabilitation of the tailings storage facilities, mine sites, waste piles was submitted in 2008 and is revised on a regular basis. An amount of approximately $51 million is estimated for closure and abandonment costs by the end of mine life.

Mine Life

RPA notes that the life-of-mine plan (the “LOM Plan”) presented in the Chapada Report is based on production tonnes and grade and development requirements, as forecasted by Yamana. The plan, which only considers production from Mineral Reserves, spans a total effective mine life of 17 years.

Current Exploration and Development

The Chapada Mine produced a total of 110,618 GEO contained in concentrate in 2013 compared with 128,171 GEO contained in concentrate in 2012. The 2013 production consisted of 104,096 ounces of gold and 326,087 ounces of silver compared with 119,655 ounces of gold and 425,805 ounces of silver contained in 2012. The Chapada Mine production was 130.2 million pounds of copper in 2013 compared with production of 150.6 million pounds of copper in 2012. Production for 2013 decreased from 2012 as a result of anticipated lower grades and recovery rates.

The focus of the 2013 exploration program at the Chapada Mine was the completion of an infill program at Corpo Sul. The program at the Chapada Mine included 3,545 metres in 51 holes. Closer spaced drilling identified southwest trending high grade gold and copper mineralized zones. Exploration efforts at the Chapada Mine have resulted in increased gold and copper Mineral Reserves for year end 2013 and have developed additional targets that will be tested in 2014.
El Peñón Mine

Unless otherwise stated, the information, tables and figures that follow relating to the El Peñón Mine are derived from, and in some instances are extracts from, the technical report entitled “Technical Report on the El Peñón Mine, Northern Chile” dated December 7, 2010 (the “El Peñón Report”), prepared by or under the supervision of (the “El Peñón Qualified Persons”) Stuart E. Collins, P.E., and Chester M. Moore, P. Eng., of RPA, and Kevin C. Scott, P. Eng., formerly with RPA. The technical information contained in this section of the annual information form, other than the technical information set forth under the heading “– Current Exploration and Development”, has been reviewed and approved by the El Peñón Qualified Persons, each of whom is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the El Peñón Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on the Company’s SEDAR profile at www.sedar.com.

Property Description and Location

The El Peñón Mine is located in the Atacama Desert in northern Chile, approximately 165 kilometres southeast of Antofagasta. Yamana owns 256 individual mining claims comprising an area of 49,302 hectares covering the El Peñón Mine, the Fortuna area and surrounding exploration lands. The Company became the 100% owner of El Peñón when it completed the final step of the acquisition of Meridian Gold Inc. (“Meridian”) on December 31, 2007. The mine operates on a year round basis.

The El Peñón Mine is subject to a 4% royalty payment calculated over annual taxable income, which amounts to approximately $6,000,000. In addition, a 2% net smelter return is payable to Gold Fields Limited as agreed in the purchase of the Nado claims covering the Fortuna area. Approximately $1,000,000 is payable by Minera Meridian Limitada to Gold Fields Limited on a yearly basis.

The El Peñón Mine has been operating since 1999 and has sufficient surface rights for mining and processing operations. As well, the El Peñón Mine has sufficient water, power and labour supplies and sufficient areas for tailings and waste disposal.

At the El Peñón Mine, the Company holds all the necessary environmental licenses and permits to operate the mine.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Antofagasta is the principle source of supply for the mine. It is a port city with a population of 302,000 and daily air service to Santiago. The mine is accessible by a paved road, with travel time from Antofagasta to the mine being approximately 2.5 hours.

The climate in the Atacama is very arid, with a mean annual precipitation in most areas of virtually zero. The temperature ranges from near freezing to +29°C. The mine is contained in a desert climate characterized by an extreme dryness, little to no precipitation, and great thermal amplitude (- 0.5°C to +30°C).

Currently, the physical plant site includes administrative offices, open pit and underground mine workings, a mill, laboratories, ore stockpiles, waste dumps, coarse ore storage, tailings storage, workshops, warehouses and the accommodation complex and associated facilities such as cafeterias and recreation facilities. The mine has access to facilities which provide basic infrastructure to it such as electric power, water treatment and supply and sewage treatment. Underground infrastructure includes mine ramps, ventilation raises, maintenance shops and mobile equipment fleet.

The mine is at an elevation of approximately 1,800 metres above sea level. Relief in the area is modest, with widely dispersed hills and peaks separate by very broad open valleys. There is little or no vegetation or wildlife in the area around the mine, and the principal land use is mining.

History

The discovery of El Peñón was the result of successful grassroots exploration carried out by geologists of FMC Gold Company (“FMC Gold”), predecessor to Meridian, through the early 1990s. In July 1998, Meridian made the decision to place the property in production, and construction on a 2,000 tpd mine and mill facility commenced later that same year. Production began in September 1999, ramping up to full capacity by January 2000 and has continued to the present day. Since September 1999, the operation has run continually at design and increased capacity, treating both open pit and underground ore.

As of December 31, 2009, the mine produced approximately 8,409,000 tonnes of ore grading 11.3 grams per tonne of gold and 264 grams per tonne of silver.

Historical Mine Production to December 31, 2009

Year	Tonnes	Au Grade (g/t)	Ag Grade (g/t)
1999	369,290	13.96	215.08
2000	640,045	14.71	215.43
2001	707,199	18.92	300.08
2002	582,478	17.89	270.94
2003	542,616	16.40	247.50
2004	568,170	13.90	222.04
2005	734,372	12.35	236.69
2006	861,224	8.71	230.00
2007	968,159	8.17	291.45
2008	1,044,176	6.91	298.70
2009	1,391,486	5.82	289.22
Mine Total	8,409,215	11.29	263.55

The mineralized veins at El Peñón have received significant amount of underground development. In total, approximately 87,600 metres of underground development has been carried out from 1998 to December 2009.

Underground Development, 1998-2009

Year	Mine Development (m)
1998	2,901
1999	9,445
2000	4,386
2001	5,262
2002	5,678
2003	5,893
2004	7,493
2005	9,249
2006	8,610
2007	9,547
2008	9,573
2009	9,599
Total	87,635

Geological Setting

The El Peñón Mine is located in the Central Depression of the Atacama Desert. The region is underlain by Late Cretaceous and Early Eocene magmatic arc rocks, of the Paleocene belt. Rocks in the region consist of basaltic to rhyolitic lavas and tuffs, subvolcanic porphyritic intrusions, and granitoid stocks, which extend from southern Peru to central Chile. This belt hosts many epithermal deposits and subvolcanic porphyry systems.

The mineralization at El Peñón is hosted by near-horizontal to gently dipping Eocene to Paleocene basaltic to rhyolitic volcanic rocks. The stratigraphic sequence consists of a lower sequence of volcanic breccia and andesitic to basaltic flows, overlain by rhyolitic to dacitic pyroclastic rocks, dacitic to andesitic flows, and volcanic breccia. Rhyolitic intrusives, domes, and associated flows are intercalated with earlier volcanic units. The distribution of Cretaceous and Eocene volcanic rocks is controlled by graben structures bounded by north-northeast trending faults. These are steeply dipping regional-scale structures with displacements in the order of hundreds of metres. The principal direction for late dikes and many of the highest grade mineralized faults is parallel to the bounding faults. Mineralized faults dip steeply eastward on the east side of the property and westward on the west side, in a fashion implying a horst/graben extensional structure. Most of the mining takes place along north-trending veins. A relatively minor amount of production has taken place along northeast-striking structures.

Exploration

Regional exploration focusing on Early to Mid-Eocene volcanic belts in northern Chile led to the acquisition of the El Peñón Mine in 1993. Trenching carried out that year, followed by a 13-hole drilling program, discovered significant gold and silver mineralization. The next year, the first hole of a follow-up program intersected 100 metres grading 10.9 grams per tonne of gold and 123.4 grams per tonne of silver in what eventually became the Quebrada Orito deposit.

In 2009, 57,935 metres of exploration drilling and 58,149 metres of infill drilling were completed. This drilling was designed to locate the extensions of known veins and discover new veins in order to replace the Mineral Reserves and Mineral Resources extracted in the mining areas. The 2009 exploration program included Mineral Resource definition and extension drilling in various areas such as Abundancia and Esmeralda, Al Este, Bonanza Norte, and Martillo Flats. New discoveries were made at Martillo Central Sur, and Martillo Flats Hangingwall, and vein extensions were located at Bonanza Norte, Pampa Campamento, and Sorpresa. Mineral Resource infill drilling occurred at Bonanza Norte and Pampa Campamento.

In 2010, to the end of September, a total of 39,905 metres of exploration and 54,820 metres of infill drilling were completed. The 2010 drilling is designed to locate the extensions of known veins and discover new veins in order to replace the Mineral Reserves and Mineral Resources extracted in the mining areas. The 2010 exploration program included Mineral Resource definition drilling at Al Este, Dorada, Providencia, Sorpresa, Pampa Campamento, and Martillo Central Sur. Extension drilling took place in various areas such as Abundancia and Esmeralda, Al Este Norte, Bonanza Norte, Fortuna, and Martillo Flats.

See also “– Current Exploration and Development”.

Mineralization

The deposits at El Peñón are low to intermediate epithermal gold-silver deposits, hosted in steeply dipping fault-controlled veins. Gold and silver mineralization consists of disseminated electrum, native gold, native silver, silver sulphosalts, and silver halides occurring in a gangue of predominantly quartz, adularia, carbonate, and clay. Electrum is the most common form of precious metals in the deposit and occurs as micron to millimetre-size subrounded and irregular grains. Two phases of electrum are present: a primary phase, which contains approximately 55% to 65% gold, and a secondary phase, which has resulted from supergene processes that have remobilized silver and which typically consist of over 95% gold.

Sulphide minerals are relatively rare, and this may be due to oxidation, or to an initial low overall abundance such as would occur in a low sulphidation environment. Abundant iron and manganese oxyhydroxides are common with only trace occurrences of relict sulphides. In order of abundance, trace amounts of pyrite, galena, sphalerite, chalcocite, and covellite can be present. Gangue minerals comprise fracture and breccia-filling and replacement quartz, adularia, carbonates, and clay minerals. Vein textures often display crustiform textures, although the highest grade gold-silver mineralization is reported to be associated with massive banded quartz-adularia. Gangue minerals occur as open space filling as well as replacements of primary host rock mineral phases.

There are thirteen main vein zones and many subsidiary veins in nine vein systems that have supported, support currently, or are planned to support surface and underground mining operations. The veins strike predominantly north-south and dip steeply to the east and west. North-northeast to northeast-striking fault zones are also host to mineralized zones, however, the relative proportion of the overall deposit is small. The principal mineralized veins are Al Este, Bonanza, Cerro Martillo/Dorada, Dominador, El Valle/Discovery Wash, Fortuna, Martillo Flats, Pampa Campamento, Playa, Providencia, Quebrada Colorada, Quebrada Orito, and Vista Norte.

The deposit comprises several individual tabular, steeply dipping zones or shoots that are amenable to mining by both underground and surface methods. Vein widths range from decimetre-scale to over 20 metres. Individual mineralized shoots measure from less than one kilometre to four kilometres in strike length, and up to 350 metres in the down-dip direction. Gold grades range up to hundreds of grams per tonne but are more typically less than 30 grams per tonne. Silver grades are in the order of hundreds to thousands of grams per tonne.

Drilling

Systematic testing of the gold-bearing zones was started by Meridian in 1993 and continues to the present. Exploration work has continued in order to develop drill targets to replace Mineral Reserves. Drilling is carried out on a nominal 60 metres x 60 metres pattern, with infill holes drilled on a 30 metres x 30 metres pattern. Preliminary Mineral Resource estimates are made using the drill information. Later, the estimates are refined using chip sample assays collected from the underground development. Underground definition drilling is completed on a 30 metres x 30 metres spacing where required and some drilling is carried out on a 15 metres x 15 metres pattern if needed for grade control purposes, and to aid in resolving local structural complexities. Short test holes are also used to locate veins to assist mining and grade control.

Surface drilling is mostly reverse circulation, with at least one diamond drill hole per 30 metres section. Often, holes are collared with reverse circulation equipment, until the hole is almost in the zone, and then changed over to diamond core. Some are cored for the entire length. Core size is HQ (63.5 millimetres core diametre), sometimes reduced to NQ (47.6 millimetres diametre). Reverse circulation holes are drilled with 146 millimetres diametre equipment, which produces a hole approximately 152 millimetres in diametre.

See also “– Current Exploration and Development”.

Sampling and Analysis

Samples are taken by surface and underground drilling and by panel sampling of mine headings. Surface drilling typically is carried out to trace the structures and estimate Mineral Resources. Mine sampling comprises both definition diamond drilling as well as sampling of development headings for grade control. The exploration samples consist of reverse circulation cuttings and half-core splits of diamond drill core. The mine samples are drift face panel samples and whole drill core.

Exploration reverse circulation samples are taken at two-metre intervals outside and one-metre intervals inside a mineralized zone. The drillers take two samples from every interval, splitting the cuttings with a riffle-type sampler. Each sample represents 18.75% of the total sample. Samples are placed in plastic bags and transported to the on-site Acme Analytical Laboratories Ltd. (“Acme”) sample preparation facility. One sample is kept for reference and the other is prepared for analysis. Specimens are also collected in chip trays for logging.

Surface drill core is delivered to the logging and sampling facility located near the mill/office complex. Core is logged and marked for sampling by the geologist. Sampling technicians photograph the intact core, split the core samples, place them in plastic bags, and deliver them to the sample preparation facility. All surface samples are assayed by Acme in La Serena.

Mine drill hole samples are collected in the same fashion as exploration holes, except that they are delivered to the mine site laboratory.

Each underground drift face is mapped and sampled by the grade technicians. Samples comprise chips taken from panels measuring approximately one metre high and a maximum of one metre wide. Minimum sample widths are 30 centimetres in the vein and 50 centimetres in the waste. Boundaries to the sampled areas are placed at vein contacts and major structures. The sample sizes are constrained to between five kilograms and nine kilograms. The geological technicians measure the distance and direction from the nearest survey station to the sampled interval. The samples for each face are rendered as linear strings of samples in a fashion similar to drill holes (pseudo-drill holes). The “collar” of the drill hole is the left-hand end of the sample string. The “azimuth” is approximated as the direction parallel to the drift face. Sample lengths are projected to the face onto a linear trace of the pseudo-drill hole to account for irregularities or curvature of the face.

El Peñón used Acme, an ISO 9001:2000 certified laboratory in Santiago, Chile, and Geoanalitica Ltda. (“Geoanalitica”), an ISO/IEC 17025 certified laboratory in Coquimbo, Chile, for all assaying of the surface and underground exploration plus infill drilling. Pulp samples are sent for analysis in sealed batches by truck/air. The El Peñón laboratory handles all production samples from the mine. Certified standards and duplicates, as well as pulp blanks and sterile sample, were used for quality control purposes. Pulp samples were resubmitted to a second outside laboratory (Andes Analytical Assay Ltda. (“Andes”) ISO 9001:2000 in Santiago, Chile).

In 2010, El Peñón began submitting pulp samples to ALS Chemex in La Serena, Chile, as well as Acme and Geoanalitica.

The following procedure was used for El Peñón’s sample preparation and assaying:

•	A submittal form was filled out by a geologist or technician and delivered with the samples to the Acme preparation facility.

•	Samples were opened and dried at 60ºC as required.

•
The entire samples were crushed to better than 85% -10 mesh. Crushers were cleaned with compressed air between every sample and with barren waste every 5th sample and quartz every 40th sample. Granulometric checks were done every 20 samples.

•
A 500-gram subsample was taken and the split was pulverized using a chrome-steel ring mill to better than 85% -150 mesh. Granulometric checks were done every 20 samples. Pulverizers were cleaned with compressed air between every sample and with waste every 5th sample.

•	Two 250-gram pulps were separated, one for analysis and one for storage.

Standard fire assay (“FA”) methods using a 50-gram pulp sample were used to determine total gold content. Samples assaying greater than or equal to 5 parts per million of gold using FA with an AAS finish were reassayed (FA) with a gravimetric finish for accuracy. Assays for silver were completed using an aqua regia digestion of a sample followed by AAS. Samples for which the preliminary assay is greater than 100 grams per tonne of silver but less than 5 grams per tonne of gold (i.e., high silver but low gold) are rerun using a four-acid digestion and AA.

In 2009 (to November 9), Acme prepared 38,896 samples and sieve tests indicate that the preparation of the samples was completely acceptable. A total of 1,599 tests (4.1%) for crushing and 1,561 tests (4.0%) for pulverizing were completed. Only one pulverizing test returned a result under 95% passing 150 mesh and it was 94.72%, which is acceptable.

Between January 1 and November 9, 2009, a total of 41,343 samples were shipped to Acme, Geoanalitica, and Andes for analysis. A total of 15 standards at various gold and silver grades were used. During this period, Acme prepared 34,301 pulps from 201 surface drill holes and inserted 739 control samples in the analytical stream with these samples. Results from 127 sterile samples inserted to monitor sample preparation were 100% satisfactory for both gold and silver. Results from 186 sample blanks inserted to monitor contamination during analysis were 97% acceptable for gold and 100% acceptable for silver. The results for the 305 standard samples inserted into the sample stream were 100% acceptable for gold and 97% for silver. The silver failures were reanalyzed as required.

A total of 732 preparation duplicates and 265 analytical duplicates were analyzed for El Peñón. Only seven preparation duplicates and five analytical duplicates required remedial action. Overall correlation was excellent for both gold and silver.

As well, 28,025 production samples (drill core, channel samples, muck samples) were shipped to the El Peñón laboratory in 2009, which uses similar protocols to Acme.

Security of Samples

Sample security is considered adequate since all samples are collected and prepared in secure sites and transported by Yamana personnel and/or selected contractors.

Mineral Resource and Mineral Reserve Estimates

See “– Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.

The methodology of estimating Mineral Resources includes:

•	Statistical analysis and variography of gold and silver values in the assay database as well as on sample composites.

•	Construction of a block model using Vulcan software.

•	Grade interpolation using kriging method, and inverse distance squared (ID2) method for veins which did not have sufficient data to calculate variograms.

All Mineral Reserves are estimated using modern software programs. Vulcan is the general mine package used in conjunction with Microsoft Excel and AutoCAD.

The economic value of each potential mining outline is calculated using forecast long-term prices per ounce of gold and per ounce of silver, using diluted tonnes and grades, as stated in the “– Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”. Net block values are weighed against forecast costs and metallurgical recoveries for each potential mining outline. These combined economic revenue and cost models are part of the Selective Mining Unit (“SMU”) models.

The procedure for determining the Mineral Reserve blocks for Proven Mineral Reserves and Probable Mineral Reserves is summarized below:

•	The geological interpretation and Mineral Resource estimation is supplied by the geology staff.

•	An SMU is determined based on the mining method employed, geomechanical rock properties, dilution expected, and the block values.

•	SMU solids are designed in Vulcan and AutoCAD.

•	Additional economic criteria are applied which include metal prices, operating costs, and recoveries.

•	Blocks are analyzed for inclusion into the LOM Plan.

•	If the value of the mining block is positive, then a development cost analysis is applied to the block before final inclusion in the LOM Plan.

Mining Operations

Mining Method and Metallurgical Process

The primary mining method is an underground bench and fill method and all access to the veins is by ramps and crosscuts. Veins are separated by a distance of 100 metres to 500 metres. The application of this method will vary between veins, but it is usually applied to sublevels spaced between 10 metres and 18 metres. Vein dips are steep and the bench drifts are built along the strike of the vein. A top access drift is driven for drilling, and a bottom access drift is driven for ore extraction. Depending on the vein width, the access drift dimensions are generally 3.5 metres wide by 4.0 metres high. Both the drill access drift and the lower ore extraction drift are grade-control sampled every drill, blast, load and haul cycle.

For design and operating, the typical parameters for the SMU are for stope dimensions of one metre to six metres width by six metres to 16 metres height by 15 metres length. Vein widths will dictate how much dilution will be realized during the mining of the stope.

Options to reduce the mining dilution are either to use narrower stope widths or employ a resueing mining method. Resue (split blasting) mining consists of mining the ore first in a drift, and then blasting and loading just enough width to allow for mining equipment access. If narrow stope widths are used to reduce dilution, then smaller equipment is needed to work in the narrower underground openings.

Once the drifts are established and the required ground control support is applied, the production stoping of the ore body commences. Backfilling is performed after the stope is mined out.

El Peñón has employed open pit mining in the past. There are no significant open pits planned for the El Peñón veins, but small tonnages of near-surface, lower-grade material may be mined in the future to provide additional mill feed.

All underground mining drift, cross cut, and stope areas are first approved by El Peñón geotechnical staff before any full scale production commences. Monitoring of the production stopes and development areas is also performed by the geotechnical staff. Typical ground support includes, but is not limited to, split-set bolts, resin bolts, wire mesh and shotcrete.

The El Peñón processing plant has been modified with the potential to increase production capacity to approximately 4,350 tpd of stockpiled and mined ore, or 1.59 million tonnes per year. Yamana has accomplished this by steadily increasing throughput through the addition of new equipment to the process plant. In addition, through the latter part of 2007 and early 2008, the product grind size to feed the cyanide leaching circuit was steadily increased from a P80 of 120 μm to 180 μm, which allowed more tonnage throughput at the expense of a small reduction in recovery.

With the base case scenario of approximately 3,150 tpd, there is an increase in recovery for the LOM Plan. Based on the mine life with current Mineral Reserves (2011 – 2015), the plant would operate at a rate of approximately

3,150 tpd, or 1.15 million tonnes per year from stockpiled and mined ores. In 2016 the plant production is scheduled to again increase throughput to 3,850 tpd.

Run-of-mine stockpile ore is dumped onto a grizzly and passes through to a 100-tonne live storage bin. From there ore is fed to a 950 millimetres x 1,250 millimetres jaw crusher by an apron feeder. Ore is further crushed in a newly installed secondary cone crusher that produces a crushed product P80 of 30 millimetres.

Crushed ore is stored in a 1,500 tonne capacity bin, from which it is fed to a 4.72 metres x 7.77 metres 2,500 kW SAG mill. A new 4.27 metres x 6.10 metres diameter ball mill was added in series with the SAG mill in 2009 to increase mill capacity. Pebbles from the SAG mill are crushed in a pebble crusher. Cyanide solution and lime are added in the grinding circuit. The grinding mills are in closed circuit with hydrocyclones.

The grinding circuit product, the cyclone overflow at a nominal P80 of 180 μm, is sent to a thickener where the solution is thickened to 50% solids with the underflow reporting to a cyanide leaching circuit. The thickener overflow is sent to the unclarified solution tank. The leaching circuit product is sent to a counter current decantation (“CCD”) circuit.

The precious metals are recovered in a zinc precipitate Merrill-Crowe process. The overflow solution from the first CCD thickener is sent to the mill solution storage tank or alternatively to the unclarified solution tank. Mill solution is recycled to the SAG mill.

Unclarified solution is sent to the clarification circuit where it is filtered ahead of reporting to the pregnant solution tank. Some additional equipment was added to the clarification circuit in 2009. The solution is then de-aerated in a vacuum tower and zinc dust is added ahead of pressure filters. A pre-coat filter aid is added ahead of the filters as well as the clarification filters. Gold and silver are precipitated on the zinc dust which is collected from the pressure filters and calcined in a mercury retort to remove contained mercury. The calcined precipitate is then smelted in a tilting furnace with slag making additives to make doré bars containing approximately 2.1% gold and 97.9% silver.

The thickened solution from the 4th thickener underflow in the CCD circuit is sent to a surge tank and then the contained water is removed by belt filters. The filtered product at approximately 20% solids is sent to the dry tailings impoundment area.

The mill throughput has steadily increased over the years. The throughput has increased from approximately 2,500 tpd in 2005-2006 to 3,600 tpd in 2009 and eventually to a nominal production rate of 4,350 tpd starting in December 2009 with the mill expansion project. This has allowed gold production to stay reasonably constant despite falling head grades. Starting in 2011, the LOM Plan based on current Mineral Reserves shows El Peñón mill operating at a rate of approximately 3,150 tpd, or 1.15 million tonnes per year, for a period of five years (2011 – 2015). In 2016 the processing rate increases to 1.41 million tonnes per year.

The gold head grade has steadily decreased from over 11 grams per tonne of gold in 2005 to close to 5 grams per tonne of gold in 2010. Gold recovery has been impacted by the falling of the head grade as well as the increase in grind size, trending down from 96% to 91%. Gold production has averaged 226,000 ounces per year over the last four years.

Silver is an important by-product of the El Peñón operation. Silver grades have remained more constant than gold grades as the silver to gold ratio has changed from approximately 20:1 to over 40:1 in the last three years. Silver recovery has typically been 3% to 4% less than gold recovery.

The metallurgical recoveries have been relatively consistent, averaging 91.3% for gold and 86.6% for silver over the last three years with the increase in mill throughput. El Peñón expects that the recoveries will increase to 94% for gold and 92% for silver at the base case mill production rate of 3,150 tpd processed.

The 2009 mill expansion project, which increased the nominal mill capacity to 4,350 tpd, was reported to have cost $8.9 million, including $2.8 million in equipment costs and $4.1 million in construction costs. These mill modifications have increased capacity or alternatively allow El Peñón the ability to increase the metal recoveries due to longer grinding times which produce finer particles for leaching, and also allow for longer leach times to increase recovery.

The number of processed tonnes are based on weightometer readings that are located on the SAG mill feed conveyor and at the tailings discharge point. Daily analytical results from samples of plant solutions and tailings discharge are used to calculate plant metallurgical performance. Metal sales and inventory contained in the circuit and refinery are determined at the end of each month and appropriate adjustments are made. From this information, the mill reports the back-calculated head grades of the mill feed.

Mine Life

The El Peñón Mine is targeted to have a mine life of at least 7 years, based on the Mineral Reserves set out in the El Peñón Report.

Markets

The principal commodities produced at El Peñón are gold and silver in the form of doré bars, which are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured.

Contracts

El Peñón has a number of contracts in place, which is not uncommon for a typical mining operation located in Chile. The terms of the various contracts are within industry norms.

Environmental Considerations

Continuous monthly and annual environmental monitoring includes, but is not limited to, the following areas:

•	The tailings are sampled and tested for cyanide, copper, mercury, lead, iron, zinc, silver, and arsenic.

•	A continuous air sampling station was established and periodic testing is performed.

•	Emissions from the laboratory and refinery are monitored.

•	Water table levels are reported annually.

El Peñón originally received environmental approval in 1998. El Peñón has a number of operating permits in place which are detailed in the El Peñón Report. Dried mill tailings at approximately 15% to 20% moisture are transported to the tailings storage area, for disposal. RPA understands that there are no outstanding liabilities associated with the El Peñón operations and that operations do not present unusual or significant impacts on the environment. El Peñón has a Reclamation and Closure Plan in place. Government regulations require that a full closure plan be submitted when mine life drops to less than five years.

Taxes

As reported in the 2010 El Peñón LOM Plan, the booked tax rate is 35% on revenue after deductions for operating costs, depreciation and amortization. The adjusted tax rate paid on revenue after deductions for operating costs (less royalties), depreciation, and amortization was 17%. No other taxes were shown in the 2010 El Peñón LOM.

Current Exploration and Development

El Peñón produced 467,523 GEO during 2013 compared to 462,496 GEO in 2012. Production for 2013 consisted of 338,231 ounces of gold and 6.5 million ounces of silver, compared with 317,557 ounces of gold and 7.2 million ounces of silver produced in 2012. Production of gold increased mainly as a result of higher feed grade, while production of silver decreased due to lower feed grade and lower recovery rate. These variations in grade and recovery are consistent with the mine plan for 2013 and the result of the combination of ore from different veins and mines.

During 2013, 298 diamond and reverse circulation drill holes, for approximately 93,000 metres, were completed at El Peñón. The majority of the drilling was completed at Dorada West, Providencia NW1, NW2 and NW3, Aleste FW, Esmeralda, Esperanza and Borde Oeste. The drilling completed in 2013 allowed for initial Mineral Resource estimates to be completed at all of the new vein zones.

Dorada West is located immediately to the south and west of Dorada and east of Providencia, approximately halfway between the Providencia and Dorada vein deposits. Drilling has outlined mineralization along a strike length of approximately 900 metres and a dip length of 150 metres. The deposit remains open to the south and down dip.

Providencia NW is a tensional system of three structures located between Dorada West and Providencia veins, and corresponds to structures trending N30°W and subvertical dip less than one metre wide but at high grades. The mineralization has been traced along a minimum strike length of 400 metres and 150 metres in the vertical extension. An infill drilling program will be performed in 2014 to better define the grade and continuity of the high grade areas.

Borde Oeste is a structure located 500 metres to the east of the Aleste vein, of strike N-S and 80° west dip. Drilling has outlined mineralization along a minimum strike length of 800 metres and a dip length of 150 metres, Three ore shoots have been recognized, displaced about 140 metres in the strike. Infill and exploration drilling will be performed in 2014 to better define the grade and continuity of the mineralized zone. The system still remains open.

Mercedes Mine

Unless otherwise stated, the information, tables and figures that follow relating to the Mercedes Mine are derived from, and in some instances are extracts from, the technical report entitled “Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico” dated February 25, 2014 (the “Mercedes Report”), prepared by or under the supervision of (the “Mercedes Qualified Persons”) R. Dennis Bergen, P. Eng., and Chester M. Moore, P. Eng., of RPA. The technical information contained in this section of the annual information form, other than the technical information set forth under the heading “– Current Exploration and Development”, has been reviewed and approved by the Mercedes Qualified Persons, each of whom is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Mercedes Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on the Company’s SEDAR profile at www.sedar.com.

Property Description and Location

The Mercedes Mine is located in the state of Sonora, northwest Mexico, within the Cucurpe municipality. The Mercedes Mine is located 250 kilometres northeast of Hermosillo, Sonora’s capital city, and 300 kilometres south of Tucson, Arizona.

The Mercedes Mine consists of approximately 64,650 hectares of mineral concessions under lease from the government of Mexico. The area is covered by 39 mineral concessions, all of which have been titled as mining concessions, according to Mexican mining law. The titles are valid for 50 years from the date titled. All of the concessions are owned by Minera Meridian Minerales S. de R.L. de C.V., a subsidiary of Yamana, and remain in good standing with mining law obligations through twice-annual tax payments and required assessment work. The Mercedes Mine is not encumbered by any royalties, since all of the claims under contract were purchased with no future obligations. Other than items normally associated with mine closure, RPA is not aware of any existing environmental liabilities.

Accessibility, Climate, Physiography, Local Resources and Infrastructure

The Mercedes Mine is accessed using Highway 54 via Magdalena de Kino located approximately 180 kilometres from both Tucson, Arizona, and Hermosillo, Mexico. From Magdalena de Kino, access is gained to the property using Highway 15 for 67 kilometres, passing through the village of Cucurpe, to the Rancho Los Pinos entrance. The mine can be reached via an improved gravel road approximately 10 kilometres from the ranch entrance.

The Mercedes Mine is located in an area of moderate to rugged topography, with numerous arroyos and canyons incised through volcanic stratigraphy. The arroyos and canyons contain intermittent streams that ordinarily flow in response to rainfall events or for extended periods during rainy periods. Elevation in the property area ranges from 950 to 1,400 metres above sea level. Vegetation is typical of the high Sonora desert, including mesquite, desert oak, grasses, and numerous species of cacti, junipers, and cottonwood trees. The climate in the area is typical of the high Sonora desert. The maximum recorded summer temperature is 41.6°C and the lowest recorded temperature is -15°C with freezing temperatures common at night between December and March. Rainfall is sparse outside of the monsoon season (which is variably mid-June to early October). Rain and rare snow occasionally fall between late January and February.

Magdalena de Kino is the closest commercial centre and has a population of about 23,000. It is a well-established community with a variety of services available, including a small airport, lodging, fuel and groceries, limited medical care, schools, and police. Cananea, Sonora, is a major Mexican mining centre located about 170 kilometres from the site.

The Mercedes Mine is currently mining three deposits and has all required infrastructure and permits necessary for a mining complex including:

•	Declines and series of ramp-connected levels

•	A 1,900 tpd crushing plant and mill

•	Tailings storage facility

•	Associated administrative building, laboratory, shops, and warehouse

•	Sufficient water supply using mine dewatering and purchased water rights

•	Power supply provided by a 65 kilometre, 115 kilovolt power line, from the town of Magdalena de Kino

History

The Mercedes district has been the focus of mining activities since at least the late 1880s. Exploration and development work was conducted in at least two or three distinct periods. The Mercedes, Tucabe, Saucito, Anita, Klondike, Rey de Oro, Reina, and Ponchena veins all were the focus of exploration and development work on a limited to moderate scale during the late 19th century and early 20th century.

The Tucabe vein was mined around the turn of the century. A cyanide mill was constructed on the site and the Tucabe vein was accessed through a series of tunnels and shafts, covering over 600 metres of strike and a vertical range of over 150 metres. The Mercedes vein was discovered in 1936. Anaconda Copper Company optioned the property in 1937 and spent two years exploring underground. The work included sinking a 50 metre shaft and excavating a series of tunnels and internal raises for sampling and reserve estimation. Little historical data is available for past mining activities at the Klondike mine. A cross section in the Anaconda file from the 1930s indicates that the Klondike mine was mined around 1900.

No precise production totals are available from historic mining operations. Given the scale of historic mining observed at Klondike, Rey de Oro, Tucabe or Saucito, and the known high grades in the exploited veins, a reasonable estimate of cumulative past district production is in the order of 150,000 tonnes and approximately 73,000 GEO.

The Mercedes Mine and Klondike mine areas were first examined by Meridian’s predecessor FMC Gold in 1993 as part of a regional exploration program in Mexico and the Mercedes district was re-visited in 1999 as part of a program focusing on high grade low sulphidation vein systems. Meridian geologists completed surface and underground mapping and sampling by September of 2000. Five areas had historic mining activities and were the focus of the first phase of a RC drilling program. Veins or stockwork zones were encountered in all five areas by drilling. Mercedes, Klondike, and Tucabe all had at least one drill intercept assaying greater than 10.0 grams of gold per tonne. Phase 2 RC drilling started in January 2001 focusing on the Klondike and Mercedes zones. This program was successful discovering a narrow, vein-hosted mineralized zone at Mercedes and significant mineralization was also encountered at Klondike. The Meridian exploration program conducted in 2005 resulted in the discovery of the bonanza grade

Corona de Oro shoot in the Mercedes vein. Meridian expanded drilling in 2006-2007, focusing on the Mercedes, Klondike, and Lupita veins.

Yamana acquired the Mercedes Mine when it completed the purchase of Meridian in September 2007. An aggressive drilling and development program was initiated to assess the potential of the Mercedes Mine and bring it to a feasibility study stage. Drilling from 2009 to 2013 has focused on district exploration outside of the Mercedes-Klondike systems, resulting in the discovery of the Barrancas vein zone, the Diluvio zone at Lupita, and the expansion of the Rey de Oro vein system.

The first gold pour at Mercedes occurred in mid-November 2011 and the mine reached commercial production on February 1, 2012. Total production to the end of 2013 has been 1,190,500 tonnes grading 6.15 grams per tonne gold and 78.23 grams per tonne silver for 235,400 ounces of gold and 2,994,300 ounces of silver.

Geological Setting

The geology of the Mercedes area is dominated by two northwest-trending arches, which have exposed older marine sediments and overlying interbedded volcaniclastic sediments and lithic to quartz crystal lithic tuff units. The arches are cut by numerous northwest-trending high angle structures. Some of these faults have been intruded by at least three stages of dikes and small stocks, ranging in composition from andesite to latite and rhyolite. Marginal to the northwest-trending arches, andesitic flows, and flow breccias (with local coeval andesite dikes) have been deposited and preserved in at least three west-northwest thickening basins. This andesite package, locally over 500 metres thick, and the contact zone with the underlying tuff host all known economic epithermal vein deposits in the district.

Post-mineral plagioclase-biotite latite porphyry dikes fill some of the same northwest-trending structures that host veins in the Mercedes/Barrancas corridor, venting to the surface in flow domes and extensive latite porphyry flows ranging from 10.0 to +190.0 metres thick. Dikes generally crosscut and destroy vein mineralization. The latite and all older units are overlain locally by more than 200 metres of post-mineral conglomerate and volcaniclastic units, as well as local intercalated ash tuff/ignimbrite, highly magnetic andesite flows and overlying bimodal rhyolite and basalt flows.

A total of 15.3 kilometres of gold-silver-bearing epithermal low sulphidation veins have been identified within or marginal to the andesite-filled basins, which constitute the primary exploration target on the Mercedes Mine. Major veins typically trend N30º-70ºW at 60 to 90 degree dips following the major regional structural pattern. Other veins trend variably from east-west to north-south, or even northeast. Veins typically dip at greater than 60 degrees, but locally range as low as 25 degrees. The major exception in the district is the Lupita-Diluvio vein system, which is localized along a N70ºE, 15 to 55 degrees northwest dipping listric fault zone. In contrast to other vein areas, almost all the stockwork, breccia, and vein-hosted gold-silver mineralization is hosted within older lithic tuff and volcaniclastic units below the andesite package.

Exploration

As of the end of 2013, a total of 328,321 metres in 1,201 drill holes have been completed on the Mercedes Mine. Mineralized zones at Mercedes, Klondike, Barrancas, Lupita, and Rey de Oro have been drilled on approximately 30 metre to 60 metre centres, using a combination of diamond drilling and minor reverse circulation drilling.

See also “– Current Exploration and Development”.

Mineralization

A total of 16 principal low sulphidation epithermal vein/stockwork/breccia zones, have been identified on the Mercedes Mine. The majority of the veins are hosted within the andesite package, or locally at the fault contact between andesite and the underlying lithic tuff package. Only the Diluvio Zone at Lupita and the Anita veins contain significant ore grade mineralization hosted completely in the lower tuff package.

The mineralized zones display a combination of fissure vein, stockwork, and breccia morphologies that change rapidly on strike and dip. The zones range in width from less than 1.0 metre to composite vein/stockwork/breccia zones up to 15.0 metres wide. In the Diluvio zone, gold-silver-bearing vein/stockwork zones local attain thicknesses in excess of 100.0 metres. Length of individual veins varies from 100 metres to over 2.0 kilometres. Property-wide, gold-silver-bearing veins occur over a vertical range greater than 600 metres.

Mineralogical studies identified opaque minerals, including iron oxides, pyrite, gold, electrum, stibnite, and rare pyrargyrite, within a gangue of substantial chalcedony, quartz, and carbonate. In addition to hematite, manganese oxides are an important component in some ore zones, possibly remnant after dissolution of manganese carbonates. Due to the depth of oxidation, sulphides are rarely observed. Metallurgical studies have identified the presence of very small quantities of native gold, native silver, electrum, pyrargyrite, stibnite, galena, sphalerite, and chalcopyrite in heavy mineral concentrates. Copper minerals such as malachite and chrysocolla are most common as fracture fillings in breccias at Klondike, but rare specks are also seen in the Mercedes and Lupita-Diluvio veins.

Drilling

As of the end of 2013, a total of 328,321 metres in 1,201 drill holes have been completed on the Mercedes Mine.

Drill hole collars are marked up by survey prior to drill set-up and surveyed again after completion of the hole. A Reflex survey instrument is used to provide control information on the directional deviation (both azimuth and inclination) at 50 metre intervals in each hole.

Lithologic logging is done on drill core and geotechnical observations are made by company geologists, who collect all down-hole data including assay locations. All information is digitally recorded on paper forms or using logging software. This includes recording:

•Lithologic contacts
•Descriptive geology
•Recording of oxide and sulphide content
•Intensity of various alteration types
•Structural features, such as fracture and fault zones
•Core angles
•Core diameter
•Down hole inclination
•Core recovery record
•Rock quality designation measurements

See also “– Current Exploration and Development”.

Sampling and Analysis

Almost all 2000 to 2013 assaying of exploration core samples was done at the Bondar-Clegg (now ALS Chemex) laboratories (ISO 9001:2000 certified) in Vancouver, British Columbia. Due to extreme sample volumes, some sample preparation in 2011 was done by ALS Chemex at preparation facilities in Chihuahua, Zacatecas and Guadalajara, Mexico. Underground chip and channel samples are prepared and analyzed at the Mercedes Mine laboratory.

The procedures followed by ALS Chemex and the mine laboratory for sample preparation and assaying are detailed in the Mercedes Report.

Yamana uses certified reference materials (standards), blanks, sterile samples, and core duplicate samples with drill hole core sample submissions to monitor the precision, accuracy, and quality of the ALS Chemex laboratory process. The mine geology group uses certified reference materials (standards), blanks, and sterile samples as well as preparation duplicates to monitor the precision, accuracy, and quality of the mine laboratory process. Protocols are in place for describing the frequency and type of QA/QC submission, the regularity of analysis of QA/QC results, failure limits, and procedures to be followed in case of failure, or for flagging failures in the QA/QC database.

Between 2008 and 2013, Yamana inserted 2,076 standards, 1,341 blanks, 1,271 steriles, and 1,602 core duplicates into the sample stream. With the exception of some minor problems with the homogeneity of the standards and variances at low grades in the duplicate samples, all results were within acceptable ranges.

During 2013, 10,379 chip samples were dispatched by the mine geology group to the Mercedes laboratory located in the processing plant. A total of 232 standards (207 gold and 25 silver), as well as 83 blanks and sterile samples, were inserted to cover all batches of samples on both day and night shifts. A total of 1,034 preparation duplicates were also submitted for analysis. When a standard analysis exceeds the three standard deviation limit, reanalysis is requested for the standard and two samples on each side of it in the batch. As a result of the re-analyses, the percent failure greater than three standard deviations for gold analyses was 8.96% and for silver was 8.40%.

Security of Samples

All core drilled between 2005 and 2013 was logged directly at the Mercedes camp. Samples were placed in plastic bags and sealed with bag ties. Batches of samples were then placed in grain sacks and sealed with bag ties or duct tape. Grain sacks were stored in a locked warehouse facility on site. Samples were collected on-site approximately once per week by drivers from ALS Chemex, who came from the Hermosillo preparation facility.

Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site. The second half of split exploration core is stored on-site as a control sample, available for review and re-sampling if required.

As noted in the Mercedes Report, RPA is of the opinion that Yamana’s sampling, sample preparation, analysis, and security at the Mercedes Mine meet industry standards.

Mineral Resources and Mineral Reserves

See “– Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.

The methodology of estimating Mineral Resources by Yamana includes: (a) statistical analysis and variography of gold values in the assay database; (b) construction of a block model using Vulcan software; and (c) grade interpolation using a kriging or inverse distance method.

Validation of the block models by Yamana included: (a) on screen displays of plans and sections showing composite and block grades; (b) a nearest neighbour interpolation; and (c) drift analysis calculated over “slices” along the strike of each zone. For these analyses, the kriged mean grades were compared with the original sample mean grades.

Mining and Milling Operations

The Mercedes operation consists of underground mines, three of which are being developed or in production and one is in the planning stage, plus an open pit mine that is in the planning stage. Production is coming from the Mercedes Mine and Klondike mine, the Barrancas mine is being developed, and the Diluvio and Rey de Oro mines are planned for future production.

The underground mines are all designed as ramp access mechanized mines. There are two underground mining methods in use. Where the rock quality is appropriate, the ore is mined by longhole open stoping with cemented paste backfill. This is expected to be applied to 70% of the deposit. For areas with poorer rock conditions, the mining method is mechanized cut and fill stoping.

The planned production rate is approximately 2,000 to 2,100 tpd. Ore from underground is hauled by dump truck to stockpiles near the portal. Ore from the Barrancas and Klondike mines is hauled to a common stockpile area near the jaw crusher.

The processing facilities at Mercedes are based on conventional milling with Merrill Crowe recovery of precious metals.

ROM stockpiles ahead of the crusher are used to blend different grades of ore material. ROM ore discharges from the crusher dump hopper onto a vibrating grizzly feeder and thence directly to the jaw crusher. The jaw crusher product discharges onto the crusher discharge belt feeder and thence onto a transfer conveyor to the coarse ore storage bin. The coarsely crushed material is then passed through secondary and tertiary cone crushers. The product of the crushers is fed to the fine ore bin ahead of the grinding circuit. A single ball mill measuring 5.03 metres in diameter and 8.84 metres long, powered by a 3,430 kilowatt motor, performs all grinding in closed circuit with hydrocyclones. The grinding circuit reduces the crushed ore from 80 percent passing 12.5 millimetres (1/2 inch) to 80 percent passing 45 micrometres.

The undersized material combines with gravity concentrator tails. Combined slurry is pumped using variable speed horizontal centrifugal slurry pumps to five operating 254 millimetre hydrocyclones. A portion of the hydrocyclone underflow flows by gravity to the gravity concentration circuit. The remainder of the underflow reports back to the ball mill. Hydrocyclone overflow (final grinding circuit product) flows by gravity to the pre-leach thickener deaeration feed box.

Approximately 25% of the hydrocyclone underflow is directed to a 762 millimetre diameter bowl style gravity concentrator. Bowl concentrate is fed by gravity to a magnetic separator and shaking table circuit. Nonmagnetic concentrate material is further upgraded on a shaking table. The table middlings are re-circulated to the table while the table tails are pumped back to the ball mill circuit. The table concentrate is dried in an electric oven prior to smelting. The concentrate is smelted to produce a final doré product.

Flocculant and dilution water are added to a 16.4 metre diameter high rate thickener feed to aid in settling. Underflow from the pre-leach thickener is pumped at approximately 50 percent solids where it is cyanide leached in a series of four agitated leach tanks. The thickener overflow is pumped to the carbon column circuit. Slurry advances by gravity from leach tank to leach tank, exiting the last leach tank and reporting by gravity flow to a series of four high capacity 16.4 metre diameter CCD thickeners for washing and solid liquid separation. CCD thickener underflow is advanced by pumping from thickener to thickener, exiting the last tank and reporting to the cyanide recovery thickener. CCD thickener overflow flows by gravity between CCD thickeners and will be pumped to the pre-leach thickener overflow tank.

The leach tailings are washed in CCD to remove soluble gold and silver prior to disposal. Slurry, at 60% solids, is advanced by pumping from thickener to thickener, exiting the last tank and reporting to the cyanide recovery thickener ahead of detoxification. Barren solution, used as wash water, is introduced into the final CCD thickener.

Gold and silver are recovered from pregnant solution by zinc precipitation of metal ions using zinc dust in a Merrill Crowe process. The process of recovering silver and gold by the Merrill Crowe process includes:

•	clarification and filtering of pregnant solution to remove suspended solids

•	deaeration of pregnant solution to reduce dissolved oxygen

•	precipitating gold and silver metal out by addition of zinc dust

•	filtering and drying of precipitate

The zinc precipitate and gravity concentrate are independently batch smelted in one of two retort furnaces. The metal, containing the gold and silver and minor impurities, is poured into bar molds.

Markets

The principal commodity at Mercedes is freely traded, at prices that are widely known so that prospects for sale of any production are virtually assured. Yamana used a gold price of $950 per ounce for Mineral Reserve estimation.

Environmental Considerations

The Company has all of the necessary environmental permits to operate at Mercedes. The tailings are not considered as acid generating. Rehabilitation of the tailings facility and the remainder of the mining areas on site at the end of the mine life is estimated to cost approximately $18 million.

Mine Life

The 2013 Mercedes LOM Plan shows total production of 1.2 million GEO to the year 2023 based on Mineral Reserves and on the assumption that certain Mineral Resources will be successfully converted to Mineral Reserves. Using Mineral Reserves only for the 2013 Mercedes LOM Plan carries less risk but results in a mine life to 2020.

Current Exploration and Development

Production at Mercedes was approximately 140,000 GEO in 2013, compared with approximately 126,000 GEO produced in 2012. The increase in production resulted from an increase in mine production at similar grades. The Company expects production of approximately 129,000 GEO in 2014.

Based on continuing success in extending known resources, Yamana has continued exploration in and around the current deposits. The exploration program for 2014 consists of 5,200 metres of diamond drilling targeted at ten near mine priority targets. The program has an approved budget of $5.5 million.

Gualcamayo Mine

Unless otherwise stated, the information, tables and figures that follow relating to the Gualcamayo Mine are derived from, and in some instances are extracts from, the technical report entitled “Technical Report for Gualcamayo Project, San Juan, Argentina, Report for NI 43-101 pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated March 25, 2011 (the “Gualcamayo Report”), prepared by or under the supervision of (the “Gualcamayo Qualified Persons”) Guillermo Bagioli, MAusIMM, Registered Member of Chilean Mining Commission, of Metálica Consultores S.A. (“Metálica”), Marcelo Trujillo, formerly of Metálica, Alvaro Vergara, MAusIMM, of Metálica, Emerson Ricardo Re, MSc, MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager R&R of Yamana, Marcos Eduardo Valencia Araya, P.Geo., Regional Resource Estimation Manager, Andes Exploration of Yamana and Renato Petter, P. Eng. The technical information contained in this section of the annual information form, other than the technical information set forth under the heading “– Current Exploration and Development”, has been reviewed and approved by the Gualcamayo Qualified Persons, each of whom is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Gualcamayo Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on the Company’s SEDAR profile at www.sedar.com.

Property Description and Location

The Gualcamayo Mine is located in northern San Juan Province, Argentina, approximately 270 kilometres north of the provincial capital of San Juan. The main Gualcamayo block consists of one Cateo and 57 Minas and covers 7,128 hectares. A Cateo is an exploration concession which allows the holder the exclusive right to explore the area subject to certain rights of owners of pre-existing mines within the Cateo area. Once an application for a Cateo is submitted, all rights to any mineral discovery on the Cateo belong to the applicant. A Mina is a real property interest which allows the holder the right to explore and exploit manifestations of discovery on a permanent basis after completion of an official survey for as long as the right is diligently utilized and property taxes are paid. Fifty-five (55) of the Minas are contiguous and lie wholly within the Cateo. One Mina (Chani) lies partially outside the Cateo and one Mina (Perico) lies wholly outside the Cateo. Six (6) contiguous Minas, collectively known as the Virgen de Lourdes property, in which the Company does not hold an interest and which cover a 50 hectare area, lie within the main Gualcamayo property block.

The Gualcamayo Mine includes three known deposits, Quebrada del Diablo (“QDD”), Amelia Inés and Magdalena. The use of the term “AIM” herein refers to the latter two deposits. The QDD deposit includes the QDD Upper zone which is being developed using open pit mining, and the QDD Lower West (“QDDLW”) zone. Other targets on the property are at an early prospective stage of exploration.

Gold mineralization at Gualcamayo was discovered in 1980 by Mincorp Exploration SA (“Mincorp”), a subsidiary of Anglogold South America Ltd. Mincorp carried out an extensive exploration program of the AIM and Belgrano zones of the property. Minas Argentinas S.A. (“MASA”), a wholly owned subsidiary of Viceroy Resource Corporation, acquired from Mincorp a 60% interest in the property in 1997, and the remaining interest in 2002. In 2003, Viceroy Exploration Ltd. acquired MASA from its predecessor Viceroy Resource Corporation. Yamana subsequently acquired Viceroy Exploration Ltd. (“Viceroy”) in early 2007.

The Gualcamayo Mine is owned 100% by MASA, a wholly-owned subsidiary of Yamana which it acquired through its purchase of Viceroy. Royalties on the property are as follows: (i) a 1% net smelter return royalty on production from the Gualcamayo Mine is payable on certain concessions to Inversiones Mineras Argentinas Inc. (“IMA”), who assigned their rights and obligations to Golden Arrow Resource Corporation by assignment agreement dated July 4, 2004; (ii) a 1% net smelter return royalty capped at $200,000 on production from the Patrimonio, Patrimonio I, Patrimonio III, Patrimonio IV and Leticia mining leases is payable to the Lirio Family; (iii) a 1.5% net smelter return royalty, capped at $500,000, is payable to the Lirio Family on production from the Rio Piojos Cateo; (iv) a 3% provincial royalty is payable on mine production after deduction of direct mining and associated general and administrative costs and (v) an export tax of 5% of the value of the doré exported. An additional 1.5% of contributions to infrastructure fiduciary funds is calculated upon the gross sales and is payable to the San Juan government. This contribution is included in the minesite overhead line of the cash flow, along with the debit and credit tax (1.2% upon the total transactions in the Argentinean banking system).

Surface rights in Argentina are not conferred with title to either a mining lease or a claim and must be negotiated with the landowner. In 2004, MASA purchased the surface rights to a contiguous land package totaling 26,218 hectares, which partially covers the Gualcamayo Mine and wholly covers access routes to the area of interest from Highway 40, the main access route to the property.

Exploration drilling on the property is subject to the application and acceptance of a water use permit from the Hydrological Department of San Juan, which MASA has received.

At the completion of each phase of exploration, an environmental impact study is required to be submitted to the Environmental Provincial Management Unit (Unidad de Gestion Ambiental Provincial) of the San Juan Department of Mines. Two reports, submitted in 2005 and 2006, cover the Gualcamayo Mine. An application to develop the project (an environmental assessment) for the production phase was submitted to the San Juan authorities in December 2006. Yamana received formal approval of the application in August of 2007. The approval of this assessment permitted mining development to proceed, subject to obtaining sectoral permits for specific project facilities. Sectoral permits have now been obtained for most of the QDD project facilities, and continue to progress well. Planning for the sectoral permitting for the leach pad facility was initiated in December 2006, continuing through 2007 and 2008, with key focus on the longer lead permit processes such as the water use concession, and approvals of design and for construction of the leach pad embankments. The 5th Update of the Environmental Assessment Report – Exploration Phase has been submitted and it includes information referring to the construction of the Access Ramp to the West Zone Lower QDD deposit.

In 2009, the update of the Environmental Assessment Report – Mining Phase was done and it included the Environmental Assessment Report – Mining Phase, Lower QDD Access Ramp and the mining project of the underground deposit.
Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project area is easily accessible from the city of San Juan by driving three hours north on paved Highway 40 and then via a 20 kilometre gravel road to the main camp. The site is accessible by driving from the nearby towns of Guandacol, Huaco and Jachal within 40 minutes to 90 minutes.

The general services and infrastructure for the area are good. The main camp (Campamento Gualcamayo) has capacity for approximately 400 persons, and includes offices, kitchen, sleeping quarters, washrooms, storage facilities, waste handling and recycling facility, sewage treatment system, fuel storage, and laydown areas. Electrical power is supplied to the camps by public grids.

The climate is semi-arid with average annual precipitation of 190 millimetres. The rainy season commences in December and ends in late March. The temperature at the site averages 15°C over the year. Extreme temperatures range from -9°C in the winter to 40°C in the summer. Winter daytime temperatures average 15°C with sub-zero temperatures occasionally reached, especially at night. July and August can experience snow accumulations to 15 centimetres above 2000 metres, which usually melts within one to two days. The Gualcamayo river valley intersects the project site to the east of the mining area. The river has a trickle flow during most of the year and is easily passable by light vehicles. During the rainy season, flash floods occasionally occur that can make the river impassable, generally for less than six hours and in extreme cases for up to 12 hours.
The general services and infrastructure for the area are good. The National electric power system is located approximately 129 kilometres from the project site. Drilling contractors, heavy machinery dealerships, repair services and parts are available at both San Juan and Mendoza. Local labour is readily available and staff engineers and geologists are available through the University of San Juan, as well as from consulting firms based in the region. Fuel storage deposits are located in the Campamento Gualcamayo area and fresh water is supplied from a well located approximately 2.5 kilometres south-east of Campamento Gualcamayo and there is more than sufficient water to meet future operations requirements. There is sufficient space for waste rock storage/dumping and leach pad areas.

History

The general area of the Gualcamayo Mine has been sporadically prospected by local miners for at least the last 60 years. These exploration activities were directed towards surface occurrences of skarn hosted lead, zinc, copper, gold and silver mineralization. There is also evidence of minor magnetite production from the skarns.

Mincorp explored the skarn/intrusive related gold mineralization at AIM and Belgrano between 1983 and 1988. At the Amelia Inés deposit, Mincorp carried out 3,414 metres of surface diamond drilling, 1,405 metres of underground development on three levels, and 4,047 metres of underground drilling from 79 holes. They also conducted an Induced Polarization (“I.P.”) survey and 750 metres of surface trenching, sampling and mapping. Based on this work, Mincorp identified three zones of gold mineralization referred to as Betsy, Ana and Diana.

A 92 metre tunnel referred to as “tunnel D” was also developed southeast of Amelia Inés. Although this was designed to provide underground drill stations to explore the Amelia Inés deposit it was never utilized.

At the Magdalena prospect, Mincorp carried out an I.P. survey, 980 metres of surface diamond drilling, 335 metres of underground development on two levels (4 adits), and 795 metres of underground drilling. Mincorp concluded from their exploration program that the mineralized zones were small and irregular. However, later interpretation suggests that the adits and drillholes may have been oriented parallel to the strike of the mineralization, providing little useful information about the size or grade of the zone.

At the General Belgrano prospect, a 350 metre crosscut was driven at the 1850 level (1965 metres elev.) and cut five veins. An additional 195 metres of drifting was performed along these veins. One was a subconcordant structure containing pyrite, chalcophyrite, tetrahedrite and sphalerite. Grades reportedly averaged 10.8 grams per tonne of gold and 1,002 grams per tonne of silver over a thickness of 0.3 metres for a length of 55.6 metres. Mincorp concluded that the Belgrano veins are generally narrow and dislocated by faulting which made exploration difficult and work was suspended.

MASA formed a joint venture in 1997 with Mincorp to earn a 60% in the Gualcamayo Mine. The objective of the exploration program initiated by MASA was to explore and evaluate the potential for epithermal sediment hosted gold mineralization peripheral to the skarn hosted mineralization explored by Mincorp.

In late 1997 and 1998, regional prospecting and rock geochemical sampling by Bill Rowell revealed the presence of gold bearing carbonate breccias in Quebrada del Diablo, approximately 1.2 kilometres southeast of Amelia Inés. The mineralized zone as defined by surface sampling extended 400 metres along the Quebrada and up to 800 metres to the east along steep cliff exposures. The original discovery was confirmed by a saw-cut channel sampling and a follow-up program of continuous rock chip sampling along a newly constructed road into the Quebrada.

Between December 1997 and December 2000, MASA completed four drill programs for a total of 11,230 metres in 58 drill holes. The drilling included 6,043 metres of diamond drilling and 5,187 metres of reverse circulation drilling that focused primarily on the QDD area.

Geological mapping and surface sampling during 1999 and 2000 helped in further defining the trend of gold mineralization which currently extends for more than 2.5 kilometres from QDD through the AIM areas.

In 2004 MASA completed further definition and fill-in drilling at QDD totalling 7,167.5 metres in 26 reverse circulation holes. reverse circulation (“RC”) drilling was also conducted at Amelia Inés (947 metres in 5 holes), Magdalena (1,844 metres in 8 holes) and three other peripheral target areas (1,964 metres in 8 holes).

GeoSim Services Inc. (Simpson, 2004) completed an updated Mineral Resource estimate on the QDD and AIM deposits in December 2004.

In late 2004, Major Drilling brought in a skid-mounted UG JKS Boyles B20 core rig capable of drilling angle holes from -90° to +45° in order to test previously inaccessible portions of the QDD and AIM deposits as well as other exploration targets. Four core holes were completed before the end of 2004 amounting to 712 metres.

In January 2005, AMEC Americas Limited completed a preliminary economic assessment of the QDD deposit in accordance with NI 43-101. The study used a gold price of $400 per ounce and concluded that the QDD project had the potential to be economically viable and should proceed to the next phases of feasibility study. Core and RC drilling was continued throughout 2005 and 2006 on both QDD and surrounding targets. Between January and August 2006, results were received from 114 core holds and 69 RC holes representing an additional 38,452 metres.

GeoSim Services Inc. (“GeoSim”) completed an updated Mineral Resource estimate in September 2006.

Exploration drilling continued through the remainder of 2006 and during 2007 concentrating mainly on the outlying satellite deposits, AIM. However, exploration continued to explore the deep western extension of the QDD deposit, and in mid 2007, an exploration decline was started to provide better access.

In August, 2007 Wardrop Engineering completed a feasibility study on the QDD deposit. The study involved developing feasibility level design of all aspects of the project, including mine design, mineral processing, heap leach facilities, gold recovery, and economic evaluation. The financial evaluation concluded that the Gualcamayo Mine is a positive project at current gold prices and with the current NI 43-101 Mineral Resource.

In the same report, an updated Mineral Resource estimate was reported for the AIM deposits and used as the basis for a separate scoping study. The scoping study on the AIM deposits was completed to a ±30% level of accuracy and concluded that the addition of the AIM deposits to the QDD deposit would significantly improve the overall project economics.

In September, 2007 and interim Mineral Resource update for the AIM deposits was carried out using assay data received as of July 12, 2007. This included an additional 25 core and 6 RC drill holes.

A positive construction decision for the QDD deposit was announced by Yamana in August 2007 following the results of a positive feasibility study and the formal approval for its Gualcamayo Environmental Assessment report. Mining is ongoing at the QDD deposit with commercial production declared mid-2009.

Total drilling on the QDD Upper and Lower deposits to the end of 2007 included 190 core holes and 134 RC holes totalling 79,784 metres.

In March 2008, GeoSim completed a new database update with three deposits QDD Upper, AIM and underground deposit QDDLW.

In January 2009, Yamana announced the results of an updated pre-feasibility study relating to the QDDLW deposit in which two alternative approaches to mining were considered. See “– Mining Operations – QDD Lower West (QDDLW)”.

In late 2008, construction was substantially complete with the first gold pour in early 2009. Production ramped up in July 2009 when commercial production was declared.

Geological Setting

In terms of regional geology, the Gualcamayo Mine is located along the eastern margin of the Precordillera of west central Argentina. The Precordillera is a narrow N-S trending belt of tectonically deformed clastic and carbonate rocks of lower to mid Paleozoic age, overlain by Carboniferous and Permian marine and continental sediments, Triassic volcanics and continental redbeds and Tertiary continental redbeds.

In terms of local and property geology, the Gualcamayo Mine is located primarily within a package of lower Paleozoic stratigraphy characterized by thick carbonate sequences of upper-Cambrian Los Sapitos and Ordovician San Juan Formations, which are overlain by marine clastics of Upper Ordovician Trapiche Formation. The entire stratigraphic section exceeds 1,000 metres in thickness. The immediate project area is intruded by a quartz diorite stock, dated at 16-5.6 MA that produced relatively thin skarn halos and a metasomatic areole that extends hundreds of metres outboard into the surrounding carbonates.

Underground mapping at QDDLW has revealed the structural and lithological factors controlling the emplacement of the mineralization. The initial assumption of the important role played by the tension gash geometry has been confirmed.

Exploration
Since 1983, the Gualcamayo Mine has had significant exploration programs conducted by Mincorp and MASA. The stage of exploration has advanced through several drill programs sufficient to complete a Mineral Resource estimate. Past exploration programs have been assessed in previous technical reports in 2003, 2004 and 2008.

Since the acquisition of the Gualcamayo Mine by Yamana in 2006, MASA has carried out exploration work including core drilling; reverse circulation drilling; rock geochem sampling; geologic mapping; airborne geophysics; a petrographic study; and electron microprobe study through 2008.

An aggressive regional exploration program is presently underway assessing the numerous gold anomalies that extend a further 12 kilometres west and 8 kilometres north of Gualcamayo. Anomalies are associated with similar trans-tensional wrench structures, Tertiary age intrusives and Lower Paleozoic carbonates recognized at Gualcamayo.

Total drilling completed in October 2008 was of 6,157 metres, including 2,956 metres of core holes and 3,201 metres of RC holes. A total of 2,708 metres of RC drilling were drilled at the Las Vacas project, and 493 metres in

Cerro Diablo. The diamond drilling includes 816 metres drilled in the Quebrada Perdida regional project, and 2,140 metres of near mine exploration drilling at Gualcamayo (1,608 metres of underground holes and 532 of surface drilling).

A new Mineral Resource update of the QDDLW Mineral Resource was performed during October 2008. The final report was presented early November 2008. It considered data from the recently finished infill drilling aimed to carry about 240,000 ounces of Inferred Mineral Resources to the Measured and Indicated Mineral Resources categories.

Preliminary results from this new Mineral Resource update show a global ounces increase amount of 294,000 oz over a total of 905,000 oz at 2.86 grams per tonne of gold. The added Measured and Indicated Mineral Resources were 392,000 oz, over a total of 769,000 oz at 2.9 grams per tonne of gold.

The infill drilling confirmed and expanded the initial Mineral Resource estimation (January 2008) by introducing higher grade and volume data from QDDLW. At the same time, partial exploration data confirmed the westward extension of the Mineral Resource.

See also “– Current Exploration and Development”.

Mineralization

Four distinct mineralization types occur at the Gualcamayo Mine and three of these are of present economic interest. They are: (1) sediment-hosted distal-disseminated gold (QDD); (2) sulphide-bearing skarn deposits containing copper, zinc and molybdenum with late stage gold-arsenic mineralization (AIM); and (3) porphyry style molybdenum mineralization.

QDD

Gold mineralization at QDD occurs in carbonate sediments within conformable and discordant carbonate breccias and fractured limestone. The gold mineralization is related to a hydrothermal event overprinting the proximal skarns and extending into the surrounding marbles and limestones. The QDD canyon itself lies along a fault/dyke system, which is believed to be a reactivated Ordovician rift structure that acted as the primary conduit for hydrothermal fluids migrating away from the intrusive contacts.

The mineralizing fluids were dispersed into a semi conformable, receptive limestone aquifer travelling up dip following the hydraulic gradient, more than 600 metres away from the QDD feeder structure. The permeability was provided by several deformation and alteration factors forming large conformable collapse breccias and includes: (a) early meteoric karsting of the Upper San Juan Formation and in particular the cliffy, bioturbated limestone member; (b) hydrothermal dolomitization of the pre-existing diagenetic dolomite member of the upper San Juan Formation that initiated collapse and breccia development of the over lying karsted limestone; and (c) E-W faulting, tectonic brecciation along fold hinges, stylolite formation during the ongoing contractional, and transpressive deformation during the Andean orogeny. These three factors produced a very permeable stratigraphic window (conformable breccia) within the Upper San Juan Formation that later focused mineralizing sulphurous fluids through the earlier hydrothermal collapse breccias.

During gold deposition, hydrothermal karsting and breccia development was also superimposed on the earlier collapse breccias dissolving carbonate and flushing it up gradient where it was deposited as network of calcite stock work veins, lining fractures and voids, overlying the collapse breccias. Descending, supergene fluids were also focused along the developing hydrothermal karst system forming karst sediment supported breccias and graded karst sediment up to a metre thick along the bottom of caverns. Alteration of the host rocks is minimal and sulphide content is low. Gold, arsenopyrite, realgar, orpiment, sulphide, pyrite, and calcite are deposited along fractures and as matrix fillings. Higher gold values are spatially related to the intrusive breccia. The mineralized structures are strongly oxidized throughout the depth of drilling, except for minor unoxidized intervals in which the primary mineralization is preserved.

AIM

At AIM, late stage gold-arsenic mineralization overprints skarn zones and extends into the surrounding marbles of the San Juan Formation. Skarn hosted mineralization comprised of chalcopyrite, sphalerite, galena, pyrrhotite and pyrite was deposited as a retrograde event preceding the introduction of the gold-arsenic mineralization. Gold mineralization is intimately associated with fine grained marcasite that lines late fractures and forms the chief component to marble and skarn breccias matrices Brecciation and higher grade gold mineralization are localized along the W to NW trending marble–skarn contact and cross cutting E-W tensional structures. The rheological contrast between the brittle skarn and ductile marble is believed to have accommodated much of the movement during later wrench fault tectonics, forming localized E-W trending, tensional zones (i.e breccia zones) that extend tens of metres outboard into the marble and skarn from the contact.

QDDLW

At QDDLW, the predominant gangue mineral is calcite, followed by quartz, pyrite, iron oxides, feldspars and a small amount of realgar. The gold mineralization in the QDDLW area tends to transitionally occur and be contained in west to north-west trending subhorizontal tension gashes roughly located along the coarbonate/instrusive contract.

Drilling
Mincorp carried out core drilling at the AIM deposits between 1983 and 1988. They drilled a total of 127 holes totalling 1,475 metres from surface and underground workings. All subsequent drilling on the deposits has been carried out by MASA between 2000 and 2007. This included both core and reverse circulation drilling. Since November, 2004, Major Perforaciones S.A. has been contracted to carry out exploration diamond drilling utilizing a skid-mounted UG JKS Boyles B-20 core rig capable of drilling angle holes –90° to +45°.

From 2006 through 2007, EcoMinera Drilling of San Juan was used as the principal reverse circulation drill contractor, using a truck mounted Schramm drill rig. Down hole equipment consisted of a center sampling hammer, with a nominal 5 ¼ inch bit diameter and nominal 4 ½ inch drill rods. Seventeen RC holes (7,397 metres) were completed on the QDD deposit during this period. An additional 24 RC holes (2,760 metres) were drilled at AIM. Thirteen RC holes (5,450 metres) were completed on other targets.

Prior to May 2007, the exploration drilling programs were conducted under the direct supervision of Consulting Senior Geologists, Rick Diment of Whitehorse, Yukon and Consulting Geologist Jeff Dean of Reno, Nevada. On May 1, 2007, Walter Soechting was appointed MASA Exploration Manager and took over supervision of the ongoing programs. During the RC drilling a MASA rig geologist was on-site at all times while the drill was operating. The rig geologist was responsible for contractor supervision and hole logging. Both geological and geotechnical drill logs were completed for each hole. The geotechnical logs included drilling performance, drilling and sampling problems and rod changes that may affect sample quality. Changes in sample return rate, rate of depth penetration, loss of air pressure, etc. were also recorded to assist in defining major structures, voids, etc. The geologic logs followed standard MASA procedures established in earlier programs and included complete descriptions of geology, lithology, alteration and mineralization. This information was recorded in digital format and was incorporated into the digital drill database.

The drilling programs at QDD were successful in further delineating the extent and grade of gold mineralization in the QDDLW Zone. The mineralized widths reflected in the technical report are not true thicknesses but simply the length of the interval. The mineralized zones are highly irregular in shape and true thickness was not used as a factor in Mineral Resource estimation.

In terms of core drilling, between September 2006 and the end of 2007, a total of 42 core holes (15,190 metres) were completed at QDD while 67 (10,469 metres) were drilled at AIM. Eleven core holes (1,661 metres) were completed on other targets. Since the initial discovery of the QDDLW zone in June of 2006 and the end of 2008, MASA completed a total of 79 core holes totalling 26,881 metres.

Total drilling completed in October 2008 was of 6,157 metres, including 2,956 metres of core holes and 3,201 metres of RC holes. A total of 2,708 metres of RC drilling were drilled at the Las Vacas project, and 493 metres in Cerro Diablo. The diamond drilling includes 816 metres drilled at the Quebrada Perdida regional target, and 2,140 metres of near-mine exploration drilling at Gualcamayo (1,608 metres of underground holes and 532 of surface drilling).

Preliminary results from a Mineral Resource update performed on new infill data from QDDLW Mineral Resource is summarized below.

Outstanding drill exploration and drill intercepts from October 2008 relate to drill holes 08QD-560 (exploration hole aiming to the westward expansion of the QDDLW zone; 156.8 metres @ 2.74 grams per tonne of gold) drilled from UG2; 08QD-561 (7,7 metres @ 1.2 grams per tonne, 5.6 metres @ 1.4 grams per tonne and 11.1 @ 1.5 grams per tonne of gold) and 08QD-563 (27.9 @ 0.9 grams per tonne of gold) drilled from UG1; as well as RC hole 08QDR-564 (16 metres @ 4.3 grams per tonne, 18 metres @ 1.6, and 14 metres @ 1 grams per tonne of gold) drilled at Cerro Diablo. Two RC holes were drilled in this area in order to test the continuity of a deep seated, out of Mineral Resource intercept (hole 06QD-377, 80 metres @ 2 grams per tonne of gold).

See also “– Current Exploration and Development”.

Sampling and Analysis
Reverse Circulation Drilling
The RC holes were drilled with a 5 ¼ bit and the drill material was collected on 2 metre intervals using a dry cyclone system; 100% of the sample from the cyclone was collected using pre-labeled plastic bags. The total sample was weighed, and then two 50% splits were collected using a Gilson splitter with a large hopper to allow the total sample to be split at the same time. One of the two 50% splits was split in half again to produce two 25% splits (12-15 kilograms). The two 25% split samples were bagged in heavy-duty plastic bags with one split labeled by hole number and interval and the other labeled the same but with the addition of an “R” following the sample number. The “Original” split was sent to the primary lab and the other “Reject” split was stored on site. All samples were sealed with tamper-resistant plastic ties. Small (washed and unwashed) representative samples were taken from the 50% duplicate split samples and placed in plastic chip trays for detailed logging purposes.

In 2007, the 25% split was split in half again to obtain two, 12.5% splits (7-10 kilograms). One split was delivered to the lab and the other labelled with an “R” was stored at site.

Sample recoveries were calculated by weighing the cuttings from the entire sampled interval. The recoveries for the 2 metre intervals averaged 63 kilograms with an interquartile range from 58 to 70 kilograms. Chip trays were filled at the drill site and preserved for logging using the same protocol as previous drill programs.

Two rig duplicates were prepared for every 20th sample. One was submitted blind to the primary lab and the second to the check lab. A duplicate course lab reject was also prepared for every 20th sample and sent to the check lab. In addition, one blank was submitted per hole after a suspected mineralized interval.

Blind standards were introduced in 2005. The standards were derived from reverse circulation rig duplicate material from previously drilled holes at Gualcamayo which were prepared by Alex Stewart (Assayers) Argentina S.A. (“Alex Stewart”) in Mendoza and subjected to a “round robin” analysis by several labs to derive the statistics. The primary lab used was Alex Stewart and the check lab was ALS-Chemex in La Serena, Chile. In 2008 a set of 5 standards was purchased from Rocklabs Ltd. Standards are routinely submitted as blind pulps in the sample stream to the primary lab every 20th sample.

Since 2005, down hole surveys have been taken periodically using a single-shot instrument at approximately 50 metre intervals.

Core Drilling

Between January and September 2008, 49 diamond drill holes were completed on the QDDLW zone totalling 14,768 metres. HQ core size was used in order to achieve the best recovery and sample size. Some holes were reduced to NQ to achieve target depths. Core recovery was generally good averaging over 84% (median = 88%). The core was placed in standard wooden core boxes and transported to camp for logging and sampling. Most core holes were sampled at two metre intervals or at a change in geology. All core was photographed prior to logging and sampling.

Geological and geotechnical logs were prepared for all holes. Upon completion of logging, the sample intervals were split on site with a conventional hydraulic splitter. Samples for assay were enclosed in plastic sample bags with a tamper-resistant seal.

In December 2004 the introduction of blind standards was started. The first set of site standards were derived from RC rig duplicate material from previously drilled holes at Gualcamayo which were prepared by Alex Stewart (Assayers) Argentina S.A. in Mendoza and subjected to a “round robin” analysis by several labs to derive the statistics. The standards were submitted as blind pulps in the sample stream to the primary lab every 20th sample. Three standard values were used: low (620 & 500 ppb gold), medium (1280 & 1110 ppb gold), & high (2260 & 2760 ppb gold). A second batch of standards was developed in 2006 when all of the first set had been consumed. In 2008 a set of 5 standards was purchased from Rocklabs Ltd.

The primary lab used up to January 2008 was Alex Stewart (Assayers), Argentina S.A. and the check lab, ALS-Chemex in La Serena, Chile. In January 2008 the primary lab was changed to ACME Analytical Laboratories in Santiago, Chile. The check lab was changed to ALS Chemex (Santiago).

Down hole surveys were taken using a single-shot instrument at 10 metres below surface and at approximately 50 metre thereafter. Changes in azimuth and inclination were less than 5 degrees per 100 metres. Inclinations showed a marked tendency to steepen, particularly those drilled at flat or positive angles. The average rate was around 1° per 100 metres. Azimuths showed no particular bias to the right or left.

Continuous saw-cut channel samples were collected along the underground exploration decline and crosscut in late 2007 and early 2008. Sample widths ranged from 1.1 to 3.1 metres and averaged just under 2 metres. Tarps were laid out along the channel line to ensure all material, including fines, were collected. All samples were bagged and sealed with tamper-resistant seals for shipping. Channel samples were collected into the exploration tunnel, which is implaced into the mineralized zone, so there are not any factors that could materially impact the accuracy and reliability of the results, or sample quality.

Security of Samples

All drill samples are transported from the drill sites to camp via truck and are stored at the camp site in an enclosed, secure warehouse. These tasks were performed and controlled by Yamana employees. They are then either shipped directly to the ALS-Chemex or Alex Stewart preparation facility in Mendoza via a commercial truck arranged through the lab. Samples are packaged in large, durable woven plastic sacks with tamper-resistant plastic ties. A list of samples and sacks were prepared for each shipment and verified at the laboratory as part of the chain of custody. Both labs are certified by the ISO 9001.

All samples are prepared and analyzed for gold and 39 element ICP suite using standard fire assay/AA finish sample prep and assay procedures. Lab sample preparation procedures include: dry samples; coarse crush (70% passing 2 millimetres); split 250 gm for pulp; and fine pulverize split to 85% passing 75 microns.

All preliminary analytical data is emailed from the laboratory to the MASA San Juan office. Final assays certificates are e-mailed in PDF format.
Following database compilation of the drill results, an assay report of all 2006-2008 holes was manually checked against the original hard copy assay certificate by MASA personnel in the San Juan office. Comparison of check assays against originals and blank monitoring occurs immediately after assays are received from the commercial labs. Industry standard confidence levels for check vs. original and blank assay variability are secured before Mineral Resource/Mineral Reserve estimates or news releases containing drill hole assay data are released to the public.
Additional validation checks were performed when the data was imported to Surpac software for modeling. This included detection of overlapping intervals and any inconsistencies between survey and sample depths. Visual checks were also used to check for errors in downhole surveys.

Mineral Reserves and Mineral Resources
See “– Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.
The Mineral Resources are influenced by the various factors including metallurgy recoveries, the mining methods (selectivity, recovery and dilution) and the infrastructure. The challenge of mining is to optimize these factors. Yamana has achieved high standard of metallurgical recovery, maintaining ranges over 80%, and continues to perform tests designed to raise these values, especially in the ore from the AIM deposit. All Mineral Resource models have been completed by Ronald G. Simpson of GeoSim, an external consultant to the Company. For the optimization of Mineral Reserves the software Whittle was used and later the pits were designed in MineSight software. For the planning, dynamic spreadsheets were used. In regards to the selectivity of the mining methods, two alternative approaches to mining the QDDLW deposit were considered, while both mining methods are feasible to be applied at QDDLW deposit, the Company has elected to proceed with front caving mining as it is expected to provide significantly improved returns, allow for the expansion of Mineral Resources and better address geotechnical constraints. The infrastructure that Gualcamayo currently has is standard and has been design with very high safety factors. The negative impact that these factors will have on the current Mineral Resources in Gualcamayo is very low.
Mining Operations
Mining Method and Metallurgical Process

A number of testwork programs have been developed to determine the metallurgical character in the QDD, AIM and QDDLW deposits and to optimize the process flowsheets for each.

The QDD open pit and plant flowsheet designs are based on the results of comprehensive crushing and metallurgical testwork performed by Research Development Inc. (“Rdi”), University of San Juan (“UNSJ”), and other laboratories.

The crushing circuit designed during the detailed engineering phase for the Gualcamayo Mine includes primary, secondary and tertiary crushing. The tonnage and feed grades used were from the updated mining model based on 2006 geological exploration data. The recovery rate of 80% is based on the Rdi/UNSJ testwork.

The process plant for Gualcamayo typically operates at a throughput of approximately 1,100 tonnes per hour (7,600,000 tonnes per year based on 80% availability) however the equipment in the circuit has been designed for a maximum throughput of 1,250 tonnes per hour to allow for campaigning of AIM and QDDLW ore through the process plant during the mine life.

QDD Upper:

The QDD deposit is located in an area of rugged topography. Natural slopes in most of the mining areas are greater than 40°, and in some areas exceed 80°. The highest elevation of the mine is 2,670 metres and the lowest elevation 1,940 metres.

The blocks in the block model are 10 metres high x 10 metres wide x 10 metres long. At bench scale, the shape and form of mineralization is unknown. Each block is modelled as either ore or waste. The block size matches the bench height of 10 metres. Internal dilution is included in the block model. External dilution occurring due to geometrical and interburden factors was calculated.

The production schedule was developed based on final pit design. To maximize the net present value of the project, mining of high-grade ore and deferral of waste is scheduled in the first years of operation. The production schedule is based on a production rate of 7.6 million tonnes per year for the QDD open pit and is based on the mine plan developed for the feasibility report. This indicates a Mineral Reserve of approximately 1.4 million ounces of recoverable gold over a 10-year mine life.

QDD Lower West (QDDLW):

The feasibility study was upgraded with basic engineering by Metálica during 2010. For the desired production rate for the project (5,000 tpd or 1.8 Mtpy), the only method seen as potentially applicable is Sublevel Stopping (“SLS”); any other method, would mean significantly lower production. The information available today indicates the technical viability of its application between elevations 1,800 and 1,900 metres above sea level.

A significant risk identified for the SLS method, and consequently large scale production at QDDLW, is the application of mass blasting. The production plan indicates that the last three years of ore deposit mining will be conducted entirely by mass blasting.

Metálica has previous experience with mass blasting in Chilean mining operations, specifically in the El Soldado and Santos Mines. Although Metálica anticipates positive results for mass blasting methods planned at QDDLW, mass blasting remains one of the most challenging aspects of recovering the QDDLW Mineral Reserves.

The QDDLW ore body is approximately 150 metres below the open pit operations. There is also a risk that underground mining could cause a subsidence crater within the pit.
The following table shows the Mineral Reserves estimated for QDDLW as of the date of the Gualcamayo Report:

Consolidated Mineral Reserves	Au Cut-Off g/t	Proven			Probable			Proven&Probable
		Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained
		t	g/t	Oz	t	g/t	Oz	t	g/t	oz
QDD Lower	1.00	1,214,708	2.63	102,687	9,542,354	2.12	651,255	10,757,062	2.18	753,948

QDD Lower UG feasibility study project was updated to include a geometallurgic model, new mine access location, and new geological model using 2009-2010 infill drilling.

In the base case with the current Mineral Reserves, production is forecast at 492,400 ounces of gold over 7.5 years at an average cash cost of $372/oz, generating an after tax net present value, at a 5% discount rate, of $63.1 million and an internal rate of return of 20%.

Among the economic risks of the project are the control of capital expenditures, and the accomplishment of deadlines for implementing the project.

More important technical risks include potential problems due to the complexity of the lay out and mining method. The project will require a high level of technical management. Decrease of metallurgical recovery in depth may be an important issue for the mine deepening.

AIM:

The feasibility study for AIM was prepared by Metálica under supervision of MASA (Yamana’s wholly owned Argentina subsidiary).

The gold-bearing mineralized zones for the AIM deposit is primarily sulphide-bearing skarn, breccia and marble containing minor copper, zinc and molybdenum with late stage gold-arsenic mineralization.

The skarn contains minor chalcopyrite, sphalerite, galena, pyrrhotite, and pyrite that preceded the introduction of the gold-arsenic mineralization. The gold mineralization extends beyond the skarn into the surrounding marbles.

Historical metallurgical testwork performed prior to May 2007 is described in the 2007 technical report on the Gualcamayo Mine by Wardrop Engineering.

To support the metallurgical test of AIM, Yamana retained an external consultant to compile the results of metallurgical studies conducted to this point. The key conclusions of this study is that the ore:

•	contains 12% free gold;

•	is 84% associated with sulphides; and

•	4% of the gold is occluded in waste rock.

The complex mineralogy and fine particle grain size of the gold will adversely affect the cyanidation extraction of the gold from this material.

For Mineral Reserve estimation purposes it is assumed that recovery is 45% with cyanide consumption of 1.5 kilograms per tonne and 8 kilograms of lime consumption per tonne.

In the case of mixed ores, it is assumed that gold recovery is 65%, with cyanide consumption of 750 grams per tonne and 2 kilograms of lime consumption per tonne.

For oxidized ore alone, it is assumed that gold recovery is 80%, with cyanide consumption of 500 grams per tonne and 1.5 kilograms of lime consumption per tonne.

The definition of the final pit optimization and the mining sequence for the AIM bodies was calculated by Metálica using Whittle Four-X, based on the technical and economical parameters that will be described in the following sections. It is necessary to highlight that, for the determination of the final pit, only the Measured and Indicated Mineral Resources have been used, treating the Inferred Mineral Resources as waste.

Table below shows the total diluted Proven and Probable Mineral Reserves of AIM deposits as of the date of the Gualcamayo Report. See also “– Current Exploration and Development”.

AIM Mineral Reserves

Pit	Au Cut-Off g/t	Proven			Probable			Proven&Probable
		Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained
		t	g/t	oz	t	g/t	oz	t	g/t	oz
Amelia Inés	0.18	200,550	2.02	13,023	1,710,450	2.08	114,227	1,911,000	2.07	127,251
Magdalena	0.18	218,400	1.68	11,812	2,734,200	1.70	148,972	2,952,600	1.69	160,783
Total	0.18	418,950	1.84	24,835	4,444,650	1.84	263,199	4,863,600	1.84	288,034

Markets

The final product of the Gualcamayo Mine is gold doré in the form of bullion, suitable for direct melting and sampling. Gualcamayo’s bullion contains approximately 80-90% of gold, the balance being base metals. 100% of the bullion production is exported from Argentina, shipped by ground transportation and air freight for final refining overseas. The doré will be shipped in the form of bars weighing 15-30 kilograms from San Juan, by airfreight departing from Mendoza International Airport.

Sales Contracts

The exportation of the material from QDD upper commenced in the second quarter 2009. Yamana sells all materials at market rates. Yamana continues to review settlement options with respect to selling the material to a refiner or crediting the outcome of the refining process to a metal account in order to sell materials to third parties, such as bullion dealers.

Environmental Considerations

A conceptual closure plan was developed for the Gualcamayo Mine, and was submitted as part of the Environmental Impact Assessment document. This plan considers both temporary (for example, in the case of depressed gold prices), and definitive closure scenarios.

Once operations cease, closure activities, including demolition and dismantling, remediation, and leach pad chemical and physical stabilization are expected to be completed within two years. Environmental and geotechnical monitoring would continue on a reduced schedule for an additional four years until final closure.

In the Environmental Impact Assessment, the company has committed to refining and updating the closure plan throughout the project life, and to submitting a final closure plan to the mining authority two years prior to the anticipated definitive closure date.

Taxes

There is an export retention tax of 5% payable on the value of doré exported. In addition, an income tax rate of 35% is applicable in the case of companies residing in the country, upon their net taxable income. Net taxable income is calculated based on the net accounting profit, less tax special deductions, such as those for exploration and development expenses and accelerated depreciation of infrastructure in the first three year. Due to these special deductions, MASA conservatively estimates that there is no tax payable in the first three years of operation.

Capital cost estimates were not included in the Block Model. Personal asset tax (equity tax) was considered upon the net assets of the company, and is calculated to be 0.5% of the net accounting equity. Value added tax (generally a 21% upon the net price of goods and services purchased) is payable at the moment of the purchase or importation, generating a tax credit that can be recovered when the exportation commences. Value added tax was not modelled but the potential effect needs to be considered as there might be a negative impact (due to immobilization finance costs during construction phase) in the internal rate of return calculation.

Mine Life

Based on the information set out below under the heading, “– Current Exploration and Development”, the estimated mine life at the Gualcamayo Mine, as based on Proven Mineral Reserves and Probable Mineral Reserves, will extend to 2020.

Current Exploration and Development

In 2013, the Gualcamayo Mine produced 120,337 ounces of gold compared with 147,310 ounces produced in 2012.  Lower production was the result of lower recovery, partly offset by improved feed grade.  2013 was a transition year for the Gualcamayo Mine as the mine’s operations transitioned from the depleted QDD Main Phase II to the new Phase III. This transition resulted in a decline of ore processed as compared to 2012.  Production commenced in the transition to Phase III and ramp up continued through year end.

Gold Mineral Reserves were 1.4 million gold ounces contained in 32.2 million tonnes at an average grade of 1.33 grams per tonne.

In 2013, Mineral Reserves at the Gualcamayo Mine decreased by 690,000 ounces due to depletion, revision of planned mining techniques, and associated higher mining costs. Measured Mineral Resources and Indicated Mineral Resources of gold were 94.8 million tonnes containing 3.1 million ounces at 1.01 grams per tonne and Inferred Mineral Resources of gold were 30.4 million tonnes containing 2.0 million ounces at 2.08 grams per tonne. During 2013, the construction of the infrastructure of underground deposit was completed with more than 11,000 metres of tunnel advance in the QDD Lower West body. Engineering of exploitation was redesigned for optimization of the methodology.

In 2013, exploration focused on defining and expanding the Rodado breccia, a new zone southwest of QDDLW discovered in 2011. This contributed to the 163% increase in measured mineral resources and indicated mineral resources and 268% increase in inferred mineral resources year-over-year. A significant amount of the resource at Gualcamayo is within the Rodado breccia and QDDLW, and given the current size of the sulphide portion of these two zones the Company is undertaking a study for recovery of gold from sulphide ore. A large portion of the reduction of reserves was from the reclassification of underground ore, which is also being included for evaluation as part of the sulphide study.

•	Gold mineral reserves of 32.2 million tonnes at 1.33 grams per tonne containing 1.4 million gold ounces.

•	Gold mineral resources of 94.8 million tonnes at 1.01 grams per tonne containing 3.1million gold ounces.

•	Inferred gold mineral resources of 30.4 million tonnes at 2.08 grams per tonne containing 2.0 million gold ounces.

Underground development of QDDLW was largely completed in the third quarter of 2013 and commenced to contribute ore in the fourth quarter.

The metallurgy of ore from AIM and QDDLW requires longer leaching cycles and will result in lower recoveries.  Investments targeting the improvement of recoveries are planned for 2014.  These investments include improvements to the plant including the addition of filters and an increase in the capacity of carbon columns.

The Company continues to have exploration success growing the sulphide resource at QDDLW. As the sulphide portion of the orebody grows, the Company is continuing to progress with a conceptual study of the options for processing these newly discovered ounces.

Jacobina Mining Complex
Unless otherwise stated, the information, tables and figures that follow relating to the JMC are derived from, and in some instances are extracts from, the technical report entitled “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” dated February 28, 2014 (the “Jacobina Report”), prepared by or under the supervision of (the “Jacobina Qualified Persons”) Normand Lecuyer, P.Eng., and Chester M. Moore, P.Eng., of RPA. The technical information contained in this section of the annual information form, other than the technical information set forth under the heading “– Current Exploration and Development”, has been reviewed and approved by the Jacobina Qualified Persons, each of whom is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Jacobina Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on the Company’s SEDAR profile at www.sedar.com.
Property Description and Location

The Jacobina property is located in the state of Bahia in northeastern Brazil approximately 340 kilometres northwest of the city of Salvador. Salvador, the state capital of Bahia, has a population of 2.9 million.

The JMC forms a contiguous elongated rectangle extending 155 kilometres in a north-south direction, and varying from 5.0 to 25 kilometres in width. This shape of the claim package is a reflection of the underlying geology with the gold-mineralized host rocks trending along the north-south axis of the property. The property is comprised of 5,996 hectares of mining concessions, a mining claim covering 650 hectares, and 113,546 hectares of exploration permits and claims. The exploration concessions are renewable on a three year basis and have annual fees ranging from $1.00 to $1.55 per hectare.

A significant portion of three of the Jacobina mine concessions are located within the boundary of Parque Sete Passagens or the park buffer zone. Mining is not permitted within the park but the JMC has valid mining concessions issued by the Departamento Nacional de Produção Mineral (“DNPM”) and the JMC is currently negotiating for access into the park with state government and park officials.

On April 5, 2006, Yamana acquired the JMC and exploration projects in the Bahia gold belt through its acquisition of all of the outstanding shares of Desert Sun Mining Corp. (“DSM”). The project is owned through Yamana’s wholly-owned subsidiary, Jacobina Mineração e Comércio Ltda. Jacobina does not pay royalties.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the property from Salvador is via paved secondary highway to the town of Jacobina approximately 330 kilometres north-northwest. Well-maintained paved roads from the town provide access to the JMC as well as the Pindobaçu deposit.

The town of Jacobina is a regional agricultural centre. It provides all the accommodation, shopping and social amenities necessary for the mine’s labour force. Telephone and high speed internet services are available in the town of Jacobina.

The JMC is located in a region of sub-tropical, semi-arid climate with generally flat to low rolling hills at an elevation of approximately 500 metres. The immediate area around Jacobina consists of steep-sided ridges rising to 1,200 metres produced by the resistive quartzites, metaconglomerates, and schists of the Paleoproterozoic Jacobina group. Precipitation at Jacobina is somewhat higher than the regional average, likely due to the mountain range which hosts the deposits. Average annual precipitation is 84 centimetres with the May to October period being somewhat drier than the rest of the year. Temperatures vary little throughout the year. July is the coldest month with average daytime highs of 26ºC and nightly lows of 17ºC. February is the warmest month with average daily highs of 32ºC and nightly lows of 20ºC.

The JMC has all the necessary environmental licences to operate the project. The JMC has many active programs to cover all aspects of the environment in and around the mine complex, including an Environmental Control and Monitoring Plan, a Water Balance and Use program, a Recovery Plan for Degraded Areas, and a Solid Residue Management Program. The JMC also carries out several environmental initiatives such as environmental education, environmental emergency brigade, management of all legal requirements, and maintenance of certifications such as ISO 14001 and ICMC. At the time of the RPA site visit, the JMC and associated companies were involved in 18 environmental infractions with the federal and municipal governments. The infractions generally involved tailings spills or leaks, dust and noise complaints from nearby residents, and compliance with environmental standards in the operations. The JMC is actively working to resolve these issues.

History

The Serra do Jacobina Mountains have been mined for gold since the late 17th century. Numerous old workings (garimpos) from artisanal miners (garimpeiros) can be seen along a 15 kilometres strike length, following the ridges of the mountain chain.

The modern history of the Jacobina mining camp began in the early 1970s with extensive geological studies and exploration carried out by Anglo American Corporation. The feasibility study recommended that a mine be developed at Itapicurú (now covered by the Morro do Vento area) with an initial plant capacity of 20,000 tonnes per month. Development of the Itapicurú mine to access the Main Reef commenced in October 1980 and the processing plant was commissioned in November 1982. The first full year of operation was 1983.

From 1984 to 1987, exploration focused on evaluating the mineralized conglomerates of the João Belo Norte Hill, located about two kilometres south of the Itapicurú mine. This work outlined sufficient Mineral Reserves to warrant an open pit operation, development of which commenced in August 1989. Concurrently, the processing plant capacity was increased. Underground development at João Belo commenced in 1990, as open pit Mineral Reserves were limited.

William Resources Inc. (“William Resources”) acquired 100% of the Jacobina gold mine and assumed management effective August 1, 1996. William Resources operated the João Belo and Itapicurú mines from August 1996 until December 1998 when the mines were closed due to depressed gold prices and the strong Brazilian currency. From 1983 to 1998, the JMC processed 7.96 million tonnes of ore at a recovered grade of 2.62 grams of gold per tonne to produce approximately 670,000 ounces of gold. The bulk of historic production came from the Itapicurú (Morro do Vento and Morro do Vento extension) and João Belo areas.

In September 2003, DSM completed the required exploration expenditures to earn a 51% interest in the JMC and then exercised its option to acquire the remaining 49% interest of the company which owned the mineral rights, mines, and a 4,000 tpd plant located on the Jacobina property. DSM had initiated exploration in the JMC area in the fall of 2002 and this program was substantially expanded in September 2003. The original property holdings which extended approximately 62 kilometres along strike were expanded considerably so that the current property covers a strike length of 155 kilometres.

Reactivation of the João Belo mine started in April 2004 and ore extraction began in July 2004. The cost of the capital project, including development of the João Belo mine, refurbishment of the mill facilities and the purchase of all machinery, equipment, and vehicles, was approximately $37 million. DSM poured the first gold bar at the João Belo mine in March 2005 and declared commercial production effective July 1, 2005.

DSM started work in August 2005 on the 720 Level access portal for Morro do Vento and slashing the access adit. In November 2005, DSM reported that total ore mined in the third quarter ended September 30, 2005, was 340,913 tonnes and ore milled was 300,505 tonnes at an average grade of 2.03 grams per tonne gold. Gold production was 18,683 ounces at an average cash cost of $292 per ounce. The average recovery rate at the mill was 95.4%.

Yamana acquired Jacobina when it completed the purchase of DSM in April 2006.

In 2008, Yamana completed a plant expansion to increase throughput to over 6,000 tpd. Further expansion allows Yamana to process ore at a rate of 6,500 tpd at the current time.

In the 31 year period from 1983 to the end of 2013, Jacobina has produced 22,699,417 tonnes grading 2.14 grams per tonne gold resulting in a total of 1,515,756 ounces of gold produced.

Geological Setting

In terms of regional geology, the Precambrian terrains of the northeastern part of the São Francisco Craton, in the state of Bahia, show evidence of a prolonged terrain accretion history. The three major Archean crustal units, the Gavião, Serrinha and Jequié blocks, underwent several episodes of tectonism that culminated in a continental-continental collision during the Paleoproterozoic, when the consolidation of the craton took place along a main orogenic belt named the Salvador-Curaçá mobile belt. A prominent zone of crustal weakness within this portion of the craton is the Contendas-Jacobina lineament, a 500 kilometre long and approximately north-trending suture zone, located close to the eastern margin of the Gavião block. A re-activation of the Contendas-Jacobina lineament during the Paleoproterozoic, prior to, and during the continental collision, gave rise to a continental margin rift-type basin where the siliciclastic sediments of the Jacobina rift were deposited.

In terms of property geology, the Bahia Gold belt occupies most of the Jacobina range, where quartzites, metaconglomerates and schists of the Paleoproterozoic Jacobina group constitute a series of north-south, elongated, mountain ranges that rise up to 1,200 metres above sea-level. The deep and longitudinal valleys, bordering the mountains, correspond to deeply weathered ultramafic sills and dikes. The east-west oriented valleys represent weathered mafic to intermediate dikes. Archean tonalitic, trondhjemitic and granodioritic gneiss-dominated basement and related remnants of supracrustal rocks, grouped as the Mairi complex, are found on both flat to slightly hilly areas east of the Jacobina range. At its eastern border and also in a flat landscape, there are the fine-grained biotite gneisses of the Archean Saúde complex. The transition between the hilly and the scarped domains of the eastern border corresponds to the exposures of the Archean Mundo Novo Greenstone Belt (“MNGB”). The Pindobaçu geology is composed by two main tectonic domains: the MNGB, which is the host envelope; and the Jacobina group. The Archean MNGB is composed, from east to west, by an association of metabasalts, graphite-rich schist with hydrothermal pyrite, banded iron formation, meta-chert and meta-greywacke intercalated with conglomerates. The Jacobina group is represented by the Serra da Paciência formation. This formation is characterized, from east to west, by fine to very coarse, grey to green quartzite; laminated fuchsite-sericite-rich quartzite, pyrite-hematite-fuchsite silicified quartzite with tourmaline; and association between sericite meta-conglomerate and recrystallized fuchsite quartzite.

Exploration

Previous regional exploration initiatives included geological mapping and an airborne geophysical survey. Most surface and underground exploration at Jacobina is carried out using diamond drilling. To the end of December 2013, the JMC reports some 519,750 metres of surface and underground drilling has been completed in the immediate JMC area. This total consists of 3,958 underground drill holes (277,568 metres) and 746 surface drill holes (242,183 metres). Drilling at Canavieiras and Morro do Vento in 2013 returned several significant intersections which extend the mineralization and increase the resources in those areas.

See also “– Current Exploration and Development”.

Mineralization

The Jacobina group hosts four different major types of gold deposits: (i) conglomerate-hosted; (ii) quartzite, andalusite schist and metaconglomerate-hosted; (iii) ultramafic-hosted; and (iv) mafic/intermediate dike hosted. The characteristics of each of these principal types of gold deposits are described as follows:

Conglomerate-hosted Gold Deposits:

These deposits comprise sheared and micro-fractured, gold-bearing, recrystallized, silicified, and pyritic metaconglomerates with a greenish, fuchsite matrix, of the Serra do Córrego formation. These rocks often show overprints of hematite coatings along shear-plane, joint, and fracture surfaces, which post-date gold-mineralized fabrics. The best examples of this group are found within the 40 kilometres long Jacobina gold district (Canavieiras, Itapicurú Morro do Vento and Morro do Vento Extension, and João Belo mines, Serra Branca and other minor occurrences), which extends from Campo Limpo, in the south, to Santa Cruz do Coqueiro, in the north.

Quartzite, Andalusite Schist and Metaconglomerate-hosted Gold Deposits:

This group encompasses gold-bearing quartz veins and veinlets, which fill tension gashes and open fractures, related to semi-concordant shear zones hosted by quartzites and andalusite-graphite-quartz schist, and local metaconglomerates of the Rio do Ouro and Serra da Paciência formations (e.g., Goela da Ema, Biquinha, Cercadinho and Guardanapo gold workings). The main hydrothermal alterations associated with these are: silicification, sericitization, chloritization, and pyritization, with minor chalcopyrite and tourmaline. The gold-bearing quartz vein and veinlets deposited along shallow-angle, west-dipping shear zones, hosted by Rio do Ouro quartzites, are also included in this group, but it is emphasized that according to their specific positioning (situated in the west block of the Maravilhas fault and positioned at nearly 90 degrees to the bedding of the quartzites), they are thought to represent vertical shear zones developed before tilting of the Jacobina group. The best examples of this group are: Coxo, Jaqueira, Maravilha and Lajedo gold workings. The main related hydrothermal alterations for this group are: silicification, sericitization, chloritization, pyritization (locally with chalcopyrite), and local tourmalinization.

Ultramafic-hosted Gold Deposits:

These deposits comprise narrow, up to four metres thick, shear zones developed in north-south oriented ultramafic sills and dikes, close to their footwall and hangingwall contacts with the hosting quartzites and metaconglomerates of the Serra do Córrego, Rio do Ouro, and Serra da Paciência formations. The mineralized shear zones are characterized by the development of gold-bearing quartz veins and/or stockworks. The main hydrothermal alteration types are: silicification, fuchsitization, pyritization, and sericitization, with local tourmalinization. A number of examples of this group are known at the mine sites and surrounding areas (Canavieiras, Itapicurú, Serra do Córrego, Morro do Vento and João Belo), and at the Serra da Paciência (Mina Velha, Várzea Comprida, Ciquenta e Um, Cabeça de Nego and Milagres gold workings), in the north.

Mafic/Intermediate Dike-hosted Gold Deposits:

This type is the last developed, and least important, group of gold mineralization within the Jacobina area. It consists of gold-bearing quartz veins in tension gashes, with local pyrite remobilization, close to the contacts between late-tectonic gabbroic and dioritic dikes and metaconglomerates and quartzites of the Serra do Córrego and Rio do Ouro formations. The dikes are emplaced along east-west and northwest-southeast-oriented fractures and faults. Pyrite is concentrated along the contact zone with hosting metasediments, where a hornfels texture is developed in the gabbroic or dioritic rocks.

Drilling

The procedures currently used during the diamond drilling programs are as follows:

•	The collar locations of all drill holes are marked by the JMC survey crews prior to drilling and the collars are surveyed after the completion of the drilling.

•	A Reflex Gyro survey instrument is used to provide control information on the directional deviation (both azimuth and inclination) at three metre intervals in each hole.

•
Lithologic logging is done on drill core and geotechnical observations are made by company geologists, depicting all down-hole data including assay values. All information is digitally recorded on paper forms or using Gemcom Logger software. This includes recording:

•	Lithologic contacts

•	Descriptive geology

•	Recording of heavy mineral and sulphide content

•	Intensity of various alteration types

•	Structural features, such as fracture and fault zones

•	Core angles

•	Core diameter

•	Down hole inclination

•	Core recovery record

•	Rock quality designation measurements

See also “– Current Exploration and Development”.

Sampling and Analysis

Sample preparation and assays are carried out at the JMC laboratory. The mine laboratory analyzes samples from channel samples and production and exploration drilling. The laboratory also handles samples for process control in the plant as well as for environmental monitoring.

The procedures followed by the mine laboratory for sample preparation and assaying are detailed in the Jacobina Report.

Yamana and the JMC use certified reference materials (standards), blanks, core duplicate samples and coarse crush duplicates with drill hole core sample submissions, to monitor the precision, accuracy and quality of the laboratory process. Protocols are in place for describing the frequency and type of QA/QC submission, the regularity of analysis of QA/QC results, failure limits, procedures to be followed in case of failure, or for flagging failures in the QA/QC database.

Yamana inserts one standard for every 30 samples submitted to the JMC laboratory and mine geology inserts one standard for every 60 samples submitted to the JMC laboratory. Standards of low, medium, and high gold grades are supplied in pre-packaged bags purchased from Geostats Sample and Assay Monitoring Service (“Geostats”) in Australia. The JMC mine geology submitted 1,104 standard samples between October 2012 and October 2013. The overall failure rate of 11% essentially meets the target of 10% standard failures, which are greater than plus or minus two standard deviations.

Blank samples are composed of siliceous material, which is known to contain gold grades that are less than the detection limit of the analytical method in use. Yamana and the JMC procedures require submission of three blank samples for every 100 samples submitted to the laboratory. The JMC mine geology submitted 1,793 blank samples between October 2012 and October 2013. There were only 18 samples (1.0% of total) which returned results greater than five times the detection limit (five times 0.005 parts per million gold).

Yamana procedure requires a submission of one coarse crush duplicate for every 20 samples. Between October 2012 and October 2013, 2,517 coarse crush duplicate samples from drill core were analyzed for gold. The average grade of all the original samples was essentially identical to the coarse crush duplicate samples (0.642 versus 0.649 grams per tonne gold).

Selected pulp samples are sent by the JMC laboratory on a monthly basis to SGS Geosol Lab Ltda in Goiânia and Acme Analytical Laboratories Limited (“Acme Analytical”) in Belo Horizonte for re-analysis. Mean differences for checked samples between January and October 2013 returned an averaged mean difference of -2.40% with SGS and -1.93% with Acme Analytical for this period.

As noted in the Jacobina Report, RPA is of the opinion that the sample preparation and assay procedures used for the channel and drill core samples are in keeping with industry standards.

Security of Samples

Samples are handled only by personnel authorized by the JMC. All drill core from surface and underground drill holes are delivered directly to drill logging and sampling areas within the secured and guarded mine property by authorized mine or exploration personnel. The mineralized core intervals are logged and sampled and the samples are delivered directly to the mine laboratory. Channel samples from the underground workings are also delivered directly to the mine laboratory.

Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site. The second half of split exploration core is stored on-site as a control sample, available for review and re-sampling if required.

Based on RPA’s review and discussions with Jacobina personnel, RPA is of the opinion that sample security procedures at the JMC are in keeping with industry standards.

Mineral Resources and Mineral Reserves

See “– Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.

The methodology of estimating Mineral Resources by the JMC and Yamana staff includes: (a) statistical analysis and variography of gold values in the assay database; (b) construction of a block model using Vulcan software; and (c) grade interpolation using a kriging or inverse distance method. A small amount of the Mineral Resource estimates in the older parts of the mines or in outlying areas have been estimated in the past using a longitudinal section polygonal methodology and have not yet been converted to block model estimates.

Validation of the block models by Yamana included: (a) on screen displays of plans and sections showing composite and block grades; and (b) drift analysis calculated over “slices” along the strike of each zone. For these analyses, the kriged mean grades were compared with the original sample mean grades.

Mining and Milling Operations

The mining methods used at the JMC are the sub-level longhole stoping and the cut and fill methods. For the longhole stopes, production drill holes vary in size from 87.5 to 112.5 millimetres and are drilled using four types of fan drills. For the most part, drill holes are kept within a length of 20 metres which helps control deviation. The cut and fill method is predominantly used on the Canavieiras Sul portion of the Canavieiras mine. After cross-cutting to the ore zone, an initial cut is driven on the zone and through to a ventilation raise. Cut outs on the ore are driven on 30 metre centres, where production drilling will take place later in the process. As development progresses, ground control in the form of rock bolts and cable bolts is installed on a systematic pattern. Once the initial cut is completed, the second cut is driven overhead using breasting holes that break downwards onto the backfilled primary cut. Mucking of the stopes is carried out using load-haul-dump units with a capacity of 11 to 17 tonnes which load mine trucks with 25 to 40 tonne capacity.

The metallurgical process at the JMC involves the following activities: grinding of the ROM material into a pulp, leaching the pulp in a conventional cyanide leaching process and then gold extraction of the enriched solution in a carbon-in-pulp (“CIP”) circuit.

The run-of-mine material is trucked to the crushing facilities located adjacent to the processing plant. The broken ore is passed through a grizzly (80% less than 180 millimetres) and fed to the jaw crusher with a capacity of 800 tonnes per hour. The coarsely crushed material is then passed through secondary and tertiary cone crushers with a capacity of approximately 600 tonnes per hour. The secondary crusher reduces the size of the feed to 80% less than 100 millimetres and the tertiary crusher further reduces the feed to 80% less than 25 millimetres. The product of the crushers is fed to two storage silos and then into two ball mills where the material is ground to 80% less than 13 millimetres. The No. 1 mill has dimensions of 3.66 by 6.71 metres and is powered by a 1,342 kilowatt motor and the No. 2 mill has dimensions of 4.57 by 9.14 metres is powered by a 2,500 kilowatt motor.

Part of the material from the grinding circuit is pumped to the thickener followed by the leach tanks. The leaching circuit consists of seven CIL tanks with a total capacity of 5,350 cubic metres. The pulp is next sent to the CIP circuit which is made up of six 180 cubic metres mechanically agitated CIP tanks. Part of the pulp stream containing the coarse gold is processed through Knelson concentrators and an Acacia reactor. It is estimated that 50% of the gold in the plant is handled by the concentrator/reactor combination.

The enriched carbon from the CIP circuit is removed and the gold is placed into solution. The pregnant solution from the CIP circuit and from the Acacia reactor is circulated through electrolytic cells and a doré bar is produced at the induction furnace. The doré bars have a nominal composition of 97% gold and 3% silver. The doré bars are transported by air to Sao Paulo for refining.

Total production in 2013 was 73,695 ounces of gold.

Markets

The principal commodity at Jacobina is freely traded, at prices that are widely known so that prospects for sale of any production are virtually assured. Yamana used a gold price of $950 per ounce for Mineral Reserve estimation.

Environmental Considerations

The Company has all of the necessary environmental permits to operate the JMC. The environmental liabilities include rehabilitation of the old João Belo open pit mine, the old stockpile areas and the tailings facility. Rehabilitation costs are included on an annual basis in the life of mine plan and total approximately $21 million by the time of mine closure.

The JMC and associated companies are involved in 18 environmental infractions with the federal and municipal governments. These minor infractions generally involved small tailings spills or leaks, dust and noise complaints from nearby residents, and compliance with environmental standards in the operations. The JMC is actively working to resolve these issues.

Mine Life

RPA notes that the LOM Plan presented in the Jacobina Report is based on production tonnes and grade and development requirements, as forecasted by Yamana. RPA has included additional allowances for equipment replacement and technical studies. The LOM Plan, which only considers production from Mineral Reserves as set out in the Jacobina Report, spans a total effective mine life of 11 years.

Current Exploration and Development

Gold production at Jacobina was 73,695 ounces in 2013, compared with 116,863 ounces produced in 2012. The decrease in gold production resulted from a decrease in feed grade and lower tonnage processed due to delays in mine development and the availability of mining areas. An increase in development rates in 2014 and 2015 is expected to improve the tonnage mined and average ore grade processed.

Due to the depressed gold prices, no exploration diamond drilling was completed in 2013 and none is planned for 2014. Exploration activities consisted of updating of geological and resource models using new data from mine underground infill and extension programs.

Other Producing Mines

Minera Florida Mine

The Minera Florida Mine (also known as the Alhué Mine) is located within the coastal range in the metropolitan region of central Chile, approximately 75 kilometres Southwest of Santiago, near Melipilla City. The property consists of 166 mineral licences, covering a total area of approximately 15,600 hectares. Thirty-six mineral licences cover the mine property including the mine, mill, and other infrastructure. The property is partly owned and partly leased by Yamana, and the Pedro Valencia mine is also located within the property boundaries. Mining licences in and around the Pedro Valencia mine area are contained within a rectangular block (2.5 kilometres x 1.5 kilometres) comprising 33 licences. The property also includes some 133 mineral concessions in a large area around the mining licences.

The access to the property is by paved road. The total distance from Santiago is approximately 175 kilometres. Electric power is available from the Chilean grid and mining services and suppliers are available locally and in the region.

The area of the Alhué Mine is underlain by upper cretaceous volcanic and intrusive rocks. The volcanic rocks comprise porphyritic andesite, brecciated andesite, lithic and crystal tuff, and brecciated tuff. The bulk of these rocks are also affected by a sequence of hydrothermal alteration. The intrusive rocks comprise mainly granodiorites and monzodiorites.
Gold mineralization in the Alhué Mine area occurs as native gold and electrum associated with sulphide minerals, such as pyrite, chalcopyrite, sphalerite and galena, as well as magnetite. Mineralization is commonly associated with hydrothermal alteration including quartz, adularia, epidote, chlorite, and actinolite. Quartz occurs in four types; as grey siliceous zones, green quartz, translucent quartz, and white quartz. Some veins exhibit metal zoning, with a zinc-rich silver-rich zone in the upper part of the vein, a gold-rich zone in the central part, and a zinc-rich zone in the lower part of the vein.
In general, mineralized structures include an inner quartz vein (core) consisting of material exhibiting quartz flooding or massive quartz, surrounded by stockwork of quartz veinlets and/or hydrothermal breccia, both of which are mineralized. Gold mineralization in the Alhué Mine area has been identified in four types of rocks, in places adjacent to each other, as follows: (1) silicified crystal tuff; (2) lithic to crystal tuff; (3) brecciated tuff; and (4) porphyritic andesite.
There are at least nineteen mineralized veins discovered and partially developed in the Alhué Mine area. These veins range from 0.8 metres to 30 metres in thickness, and the average grade ranges from 1.5 grams per tonne of gold to 12 grams per tonne of gold, 6 grams per tonne of silver to 100 grams per tonne of silver, and 0.1% Zn to 1.81% Zn. Many of the mineralized veins at the Alhué Mine area do not have a surface expression, but are associated with structures identified by underground diamond drilling.
The Alhué Mine currently operates at a rate of approximately 2,200 tpd (830,000 tonnes per year). The underground workings are developed by adits driven from surface. An internal ramp system provides access to the stopes. Sublevel drill drifts are driven in narrow veins and mining has been advanced from the top down, with sill pillars left at regular intervals. Underground mining operations are mechanized, utilizing: articulated haul trucks;

electronic hydraulic development and production jumbos; load-haul dumpers; and a number of ground support and service vehicles. Ore is hauled using 25-tonne trucks from the mine to a transfer point and 50-tonne trucks haul the ore from the transfer point to the process plant. Waste is transported by 25-tonne trucks.
Minera Florida’s mine life is contemplated to be approximately 4.5 years of production.
Minera Florida produced a total of 118,590 GEO in 2013, compared with 105,679 GEO in 2012. Increased production was mainly due to the new production from the tailings retreatment project coming on line during the year.

Fazenda Brasileiro Mine

The Fazenda Brasileiro Mine includes a producing gold mine and approximately 197,000 hectares of adjacent exploration properties. It is located in northeast Brazil in the eastern portion of Bahia state, 180 kilometres NNW of the state capital city of Salvador. The property, all of which is within the Rio Itapicuru Greenstone Belt (“RIGB”), can be roughly divided into two parts. One part covers the east-west trending Weber Belt, which hosts the mine, operating open pits and areas of immediate exploration potential. The other part covers large portions of the north-south trending portion of the RIGB and several exploration permits southwest of the mining area. The Weber Belt area is comprised of 15 contiguous tenements at various stages of the Brazilian tenure process, totalling approximately 12,000 hectares. The remaining area is comprised of 148 blocks, many of which are contiguous and all at various stages of the tenure process, totalling approximately 184,500 hectares in area.

The Fazenda Brasileiro Mine began production in 1984 as an open pit, heap leach operation. In 1988, production began from underground operations with processing in the newly constructed CIP plant and has been continuous since such time.

Mine exploration is primarily concentrating on the F, G, E-east and E-deep ore bodies. Fan diamond drilling on 25 by 10 metre grids from footwall drifts has been conducted as part of the stope definition process. This zone hosts the bulk of the Proven Mineral Reserves and Probable Mineral Reserves and nearly all of the present underground production comes from it. This is routine drilling designed to upgrade Indicated Mineral Resources to the Measured Mineral Resources category.

Since August 2003, Yamana has conducted an exploration and infill drilling programme at the Fazenda Brasileiro Mine designed to upgrade the current Probable Mineral Reserves to Proven Mineral Reserves and replace mined Mineral Reserves and a deeper drilling programme designed to extend the mine’s underground Mineral Resources at depth and to the east. Drilling has been focused on underground ore bodies adjacent to the mine, underground ore bodies at or near the level of existing mine workings and ore bodies beneath the existing mine workings.

Two new mineralization zones, CLX2 and Lagoa do Gato were discovered in 2009. The CLX2 zone is identified as having significant potential for high grade sources of ore for the mill. Both infill and extension drilling confirm the continuity of mineralization in both areas. The Company continues to develop the high grade Mineral Reserves at CLX2 with a focus on increasing Mineral Reserves and Mineral Resources.

Production at Fazenda Brasileiro was 70,079 ounces of gold in 2013, compared to 67,130 ounces of gold in 2012. The increased production was mainly due to higher gold grade and increased tonnage processed. There was no drilling or exploration completed at Fazenda Brasileiro in 2013. The Company continues to evaluate the possible extension of mine life. The mine continues to further outline exploration potential through existing data analysis and reinterpretation and Mineral Resource additions are expected in 2014. Significant potential still resides in the Weber Belt downdip structure, as shown in seismic studies and also in the CLX2 and Canto parallel structures; however a significant amount of drilling will be necessary for resource delineation in those zones.

Alumbrera Mine

The Alumbrera Mine is an open-pit copper/gold/molybdenum mine located near Belen, province of Catamarca, in north-western Argentina. It comprises a mining lease of 600 hectares, owned by Yacimientos Mineros de Agua de Dionisio (“YMAD”). Minera Alumbrera entered into a joint venture agreement with YMAD in April 1994, subsequently amended. The joint venture agreement defines the working relationship between the parties, including the appointment of Minera Alumbrera as the operator, royalty obligations, and requires that ownership of certain facilities and infrastructure revert to YMAD after completion of operations. Immediate mine infrastructure and other mine facilities cover an additional permitted surface area of 5,200 hectares. GlencoreXstrata holds a 50% interest in, and is the operator of, the Alumbrera Mine. Goldcorp holds a 37.5% interest and Yamana holds a 12.5% interest.

The Alumbrera Mine consists of the following five facilities, with support offices located in the filter plant (near Tucumán), Catamarca City, the port (near Rosario) and Buenos Aires:

1.	an open-pit mine, processing facilities and central administration offices at Alumbrera, Catamarca;

2.	a 316 kilometres concentrate slurry pipeline through Catamarca and Tucumán Provinces;

3.	a 202 kilometres, 220 kilovolt power line from the project’s substation at El Bracho, Tucumán;

4.	a filter plant and rail loading facilities at Cruz del Norte, Tucumán; and

5.	a port, handling facilities and train maintenance facilities at San Martín near Rosario, Santa Fé.

The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Concentrate slurry from the processing facilities is pumped 316 kilometres to a filter plant at Cruz del Norte. Concentrates from the filter plant are shipped 830 kilometres by rail from Cruz del Norte, Tucumán to Puerto Alumbrera. The port is located in San Martín, Rosario in the Province of Santa Fé.

The mining rights to the Alumbrera Mine held by Minera Alumbrera are limited to a 2,000 metres by 3,000 metres rectangle (600 hectares in size) approximately centred on the open-pit mine. This area, referred to as the contract area, is slightly larger than the ultimate pit rim dimensions. No exploration is conducted by Minera Alumbrera outside the contract area. Because of the very limited area of mineral rights involved and the dominance of the area by the open-pit mine, further exploration work will be limited. The operating life of the Alumbrera Mine is currently expected to extend until 2019.

Yamana’s attributable interest in Mineral Reserves at the Alumbrera Mine is 22,812,500 tonnes with 0.34 grams per tonne of gold grade, 0.35% copper grade and 124 grams per tonne for molybdenum, totaling 165,000 ounces of gold, 141 million pounds of copper and 1.4 million pounds of molybdenum.

Attributable production from Alumbrera was 39,517 ounces of gold and 30.2 million pounds of copper for 2013, compared to attributable production of 46,077 ounces of gold and 37.4 million pounds of copper for 2012.

See also “– Additional Projects – Agua Rica Project”.

Additional Projects

Pilar Project
The Pilar Project comprises 59,000 hectares of exploration concessions held by Yamana in the northwest portion of Goiás State in Brazil. The area covers part of Pilar and Guarinos belts which are classical Archean greenstone belts terrains with many gold occurrences (several anomalies never checked with geological mapping or drilling). Gold was first discovered and mined in the region in 1740 by the Portuguese empire. After that, artisanal mining has been continuously present in the area.

Pilar and Guarinos belts have similar volcano-sedimentary sequences to that of Crixas Greenstone Belt, where the three million ounce Serra Grande mine is located, about 20 kilometres west of Guarinos. The most explored areas are located in the southern portion of the Pilar Greenstone Belt, called Jordino-Ogó-Três Buracos (“JOT”), a continuous gold anomalous northwest trend, extending for almost 8 kilometres. Although the garimpos occurrences were less intense in the Guarinos Belt, the gold occurrences are also constant in the whole belt.

Past exploration work was conducted by several companies (including Mineradora Montita, BHP (Marex) and INCO/CNM) and consisted of stream and soil sampling programs, geophysical surveys with interpretation and re-

processing of data, induced polarization and some restricted ground geophysics, excavations including trenching and channel sampling, geological mapping, and restricted drilling campaigns totalling approximately 5,000 metres.

In July 2006, Yamana commenced the exploration works in the Pilar and Guarinos Greenstone belts. In 2007 Yamana focused drilling on the Três Buracos and Jordino targets. The Três Buracos target has excellent potential as an open pit, heap leach target. Yamana’s drilling programme is targeted at outlining the JOT mineralization, testing continuation along the definition of high-grade ore shoots. The Três Buracos and Jordino targets are just two of several significant targets in the area which demonstrate the potential for entirely new high-grade gold discoveries.

The 2009 drill program focused on infill drill testing of the Jordino target. A total of 220 diamond drill holes were completed in the 37,868 metre infill program. The drilling resulted in a 50x50 metre drill pattern over the entire Jordino Mineral Resource that confirmed the continuity and grade of the mineralization. In addition to the drilling, an access tunnel was commenced in the third quarter of 2009. The tunnel will allow for underground bulk sampling and mapping to confirm the results of the Mineral Resource models based on surface drilling and will aid in the determination of Mineral Reserves.

The Company undertook an aggressive exploration program concurrently with mine development which began in 2010. The objectives of the 2010 exploration program at Pilar were threefold:

1.	to infill drill the areas containing Mineral Reserves to support mine development;

2.	to infill drill areas containing Mineral Resources in order to upgrade to Mineral Reserves; and

3.	to extend the known areas of mineralization.

On August 4, 2010 Yamana made a formal decision for the construction of the Pilar Project based on positive feasibility study results. During 2010, the focus of exploration was on extending the main Jordino mineralization down dip and to that end, 38,500 metres of diamond drilling was completed. The deepest hole to date to intersect the Jordino deposit, JD-364, intersected 0.50 metres of 6.2 grams per tonne gold (grams per tonne of gold) at a depth of 840 metres indicating that mineralization remains open.

In 2011, 159 diamond drill holes were completed totaling 48,027 metres. The drilling was successful in extending the main Jordino deposit down dip to in excess of 1 kilometre in dip length and also along strike to the north for about 2 kilometres towards Ogo and Tres Buracos. All of the drilling was completed on 100 metres centers and increased the Inferred Mineral Resource base substantially. Mineralization remains open in all directions. At Maria Lazarus, located 10 kilometres west of Pilar and 26 kilometres south of Caiamar (as described below), initial results from the drilling indicate similar grades and widths to Jordino along a stike length of 800 metres and a dip length of at least 200 metres.

Construction was completed in June 2013 and doré was poured in July 2013, initiating a production ramp up through the end of the year. Non-commercial production by end of 2013 totaled 15,374 ounces of gold. Commercial production is expected to be declared during 2014. Underground development at Pilar reached a total length of 16,000 metres in 2013.

Yamana acquired an extensive exploration concession and project called Caiamar in July 2009 which is located approximately 38 kilometres from Yamana’s Pilar Project and just east of the Crixas Greenstone Belt. Caiamar is located in the northern portion of a regional Shear Zone in the Guarinos Greenstone Belt and mineralization consists of arserno-pyrite rich quartz breccias hosted in metagraywacke layers.

A total of approximately 14,000 metres of drilling was been completed in 2009 at Caiamar. The drilling confirmed the occurrence of mineralized shoots along an area of 2.5 kilometres length and 700 metres wide. In 2010 an additional 19,000 metres of drilling was completed in 61 drill holes to further delineate and define mineralization. In 2012, underground development at Caiamar progressed more than 1,000 metres.

Caiamar ore transport to Pilar plant initiated in August 2013 and the construction was completed by year end. Underground development at Caiamar continued to progress and reached a total length of more than 4,436 metres.

During 2012, diamond drilling was focused on Mineral Resource definition at the Maria Lazarus deposit located 10 kilometres west of Jordino. During 2013, a total of 20 diamond drill holes were completed, totaling 7,046 metres, on the down dip portion to increase confidence in the deeper parts of the deposit. Preliminary studies were conducted in 2013 and an application for the environmental license was submitted in October 2013.

C1 Santa Luz Project
Located in the state of Bahia, Brazil, approximately 140 kilometres north of its Fazenda Brasileiro Mine and 160 kilometres east of the JMC, C1 Santa Luz is planned as a conventional open pit mine with throughput of 2.5 million tonnes per year or 6,800 tpd. Processing will be done through a conventional CIL flotation circuit. C1 Santa Luz Project comprises seven concessions granted by DNPM, with total area of 5004.5 hectares.

The C1 Santa Luz Project gold deposits lie within the RIGB, a deformed and metamorphosed greenstone-granite terrain of paleoproterozoic age. The gold deposits are structurally controlled and closely associated with small porphyritic dacite intrusions and extensive zones of breccia hosted in carbonaceous meta-sedimentary rocks, with associated hydrothermal alteration centred on the intrusions. The project contains a number of deposits, including, Antas 1, Antas 2, Antas 3, Mansinha and Mari. The largest known deposit, Antas 1, occurs in a continuous mineralised zone associated with a sill-like body of dacite-quartz breccia and carbonaceous-quartz breccia, striking northeast and dipping 35º to 55º northwest. Most of the gold mineralization (approximately 80%) occurs in the quartz-breccia.

Exploration potential is excellent with several under-explored satellite targets occurring within a 30 kilometre radius of C1 Santa Luz. Further, significant potential exists to extend the known ore bodies, particularly Antas 2, Antas 3 and Mansinha.

Based on the positive results of Yamana’s 2005 scoping study on the project, a feasibility study was commenced in 2006 aimed at assessing the development of the project as a standalone mine, which study was completed in 2007. As recommended in the feasibility study, an infill drill programme in addition to exploration aimed at delineating new satellite ore bodies is ongoing and the Company is targeting to add at least 400,000 new Mineral Reserve ounces to the current Mineral Reserve base prior to the start of production. At a minimum, this would add an additional three years of mine life. Approximately half of the Mineral Resources are along strike and represent excellent potential to increase mine life by an additional three years. The additional three years is expected to reduce life of mine cash costs.

In 2008, Yamana drilled approximately 20,908 metres in 147 diamond drill holes of infill and exploration drilling. Yamana made a construction decision for C1 Santa Luz in July 2009 based on an economic update to the previous feasibility study which showed improved economics and a longer mine life. The updated Proven and Probable Mineral Reserves amount 23.8 million tonnes grading 1.55 grams per tonne of gold containing 1.2 million ounces.

A substantial amount of studies were conducted to complete the Environmental Impact Study (“EIS”) for C1 Santa Luz. The EIS was submitted for assessment by the CRA (Environmental Agency of Bahia State) and an application for the necessary environmental license was submitted in December 2007. All permits needed for construction were granted.

Construction was completed in the second quarter of 2013 and commissioning start up commenced mid-year. Water has been supplied by groundwater wells and catchment from the river for continuous operation ramp up throughout the year. Gold production in 2013 totalled 12,997 ounces. Commercial production is expected to commence during 2014.

Sixty drill holes were completed during 2012, eighteen on the down dip extension of the C1 deposit and the remainder at the near surface satellite deposits. Additional drilling in 2013 focused on increasing the confidence of the C1 down dip extensions through infill drilling and the addition of new Mineral Resources at other satellite deposits.

Ernesto/Pau-a-Pique Project
The Ernesto/Pau-a-Pique Project is located in southwest Mato Grosso state, near Pontes e Lacerda in Brazil. The Pau-a-Pique deposit is approximately 62 kilometres by a well maintained unpaved road south of the Ernesto deposit.

A federal paved road accesses the plant site at Ernesto, which processes ore from both deposits. Pau-a-Pique is planned as an underground mine and Ernesto is planned to be mined both open-pit and as a near surface underground mine. The deposits are hosted by meta-sedimentary rocks of Proterozoic age and at the contact with underlying granitic basement rocks. The gold mineralization is hosted by quartz veins in the metasedimentary rocks (arenites and conglomerates) or associated with shear zones at the contact of the metasediments with the underlying granite basement. At Ernesto, gold-rich quartz veins and veinlets occur within a thick, low-angle structure at the base of the meta-sedimentary sequence and within sulphidic horizons in overlying altered meta-arenite units.

In January 2010, Yamana made a formal decision for the construction of the Ernesto/Pau-a-Pique Project based on positive feasibility study results and an expected upgrade in Mineral Resources as a result of deeper drilling of the mineral body. Current Proven and Probable Mineral Reserves are 4.7 million tonnes at 3.47 grams per tonne containing 526,000 ounces of gold. The Company continues efforts to upgrade Mineral Resource ounces to the Measured and Indicated category and expand Mineral Resources at Ernesto as results demonstrate the deposit is open down dip. Permitting was granted in 2010.

Construction was completed by the end of 2012 and followed by the start up of commissioning. Production ramped up throughout 2013, with commercial production anticipated to commence during 2014. Underground development at Pau-a-Pique reached a total length of more than 10,600 metres. Production in 2013 was 27,571 gold ounces.

Cerro Moro Project

The Cerro Moro Project is an advanced stage, high grade vein system located in the Santa Cruz province of Argentina. At the end of 2013, Cerro Moro hosted Probable Mineral Reserves of approximately 1.53 million GEO, Indicated Mineral Resources of 352,000 GEO and Inferred Mineral Resources of 486,000 GEO. The Cerro Moro Project covers 177 square kilometres and is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado.
The Cerro Moro silver-gold low sulfidation deposit is located within the Deseado Massif, a tectonic block comprised of Upper Precambrian metamorphic rock, Jurassic to Cretaceous aerial and sub-aerial volcanic rock and capped by Tertiary marine sediments which is located in the central-portion of the Santa Cruz Province, covering an area of approximately 60,000 square kilometres.
Estellar Resources completed a comprehensive preliminary economic assessment of the project before Yamana acquired Extorre and the project in 2012. In February 2013, after a brief pre-feasibility analysis to determine the optimum direction for the project, Yamana commissioned an update to the feasibility study. The updated study is scheduled for completion in 2014. The updated study is being managed in-house and carried out by a combination of Australian and Argentinean consultants, to ensure a thorough and conservative approach using best practices.
A production-ready exploration decline was commenced in parallel with the updated feasibility study. The decline is being developed to access the high grade Escondida Far West ore body. In 2014, a crosscut will be driven from the decline to intersect the vein structure and provide physical access for geotechnical, geological and metallurgical verification of the ore body. A similar approach was used at the Mercedes Mine, and it is anticipated that using this approach at Cerro Moro will provide better information on the ore body allowing for better preparation and planning.
Exploration continued at Cerro Moro throughout the year at a somewhat reduced pace allowing the project to focus on the feasibility study and exploratory decline. In 2013, a total of 118 diamond drill holes were completed, totalling 25,084 metres to better define certain areas for mining and to develop and explore targets in the La Negrita and Escondida Blocks. The initial exploration drill holes testing the down dip extension of mineral intercepts from previous drill campaigns encountered new structurally hosted mineral zones now referred to as the Margarita vein and structure. Exploration drilling followed this structure for 600 metres along strike and has cut both high and low grade mineral intercepts at depth. Exploration drilling also tested mineral continuity at the Carlita, Patricia and Gabriela targets and completed infill work on the Escondida Central structure.

Suyai Project

The Suyai Project is an advanced stage exploration gold project comprising 141,000 hectares of land located in the Cordon de Esquel in southern Argentina. The various properties comprising the Suyai Project are classified as either “permits”, “claims” or “mines” and are either owned outright by Suyai del Sur S.A. (“Suyai del Sur”) or through option contracts between Suyai del Sur and the direct owners.

On July 3, 2002, Meridian completed an unconditional share purchase offer for Brancote Holdings PLC, owner of the Suyai Project. Permitting for the project and a feasibility study began in the third quarter of 2002. In March 2003, with the feasibility study substantially complete, the project was put on hold after local opposition to the mine led to a non-binding referendum wherein a majority of Esquel’s citizens voted against the mine. The Company continues to monitor mining developments in the province of Chubut.

Studies relating to the Suyai Project were initiated in 2012 for the purposes of evaluating Suyai as a high grade, low cost underground mine with off-site processing, tailings and waste facilities. The Company plans to present the conclusions to local officials and community leaders. The Company is continuing with its community relations plan in the town of Esquel.
Agua Rica Project

Yamana currently owns 100% of the Agua Rica Project, a large porphyry-style copper-gold-molybdenum-silver deposit located in the northwestern province of Catamarca in Argentina. There is evidence to suggest that the ore body also contains significant amounts of rhenium which could be an important source of by-product credits.
In March 2011, the Company announced an arrangement with GlencoreXstrata and Goldcorp that would facilitate the ultimate integration of Agua Rica into Alumbrera. In September 2011, GlencoreXstrata, Goldcorp and the Company reached a definitive agreement in respect of the arrangement, pursuant to which Minera Alumbrera holds an exclusive four-year option to acquire Yamana’s interest in the Agua Rica Project for cumulative payments made by GlencoreXstrata and Goldcorp of $110 million, of which $50 million has been received by the Company. During the option period, Minera Alumbrera will manage the Agua Rica Project and fund a feasibility study and all development costs. Minera Alumbrera can elect to exercise the option at any time during the four-year period. Upon approval to proceed, Yamana would receive $150 million and a further $50 million on commencement of commercial production. The Company would also retain the right to a deferred payment related to 65% of the payable gold production from Agua Rica to a maximum of 2.3 million ounces. See also “General Development of the Business – History – Agua Rica – Integration Into Alumbrera.”
During the third quarter of 2013, the Company, GlencoreXstrata and Goldcorp agreed to an extension period of twelve months in which certain optimizations for a feasibility study would be undertaken with respect to the development of Agua Rica. An option payment payable by GlencoreXstrata and Goldcorp in 2013 was deferred to 2014 as part of this agreement, and the cap on the number of ounces of payable gold on which the deferred consideration related to was removed.
ITEM 5
DIVIDENDS
The Company has a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and such policy is reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of the Company. In May 2011, the Company’s board of directors amended the Company’s dividend policy to increase quarterly dividend paid per share to $0.045 commencing in the third quarter of 2011, which policy was further amended for November 2011 to increase quarterly dividends paid per share to $0.05 commencing in the fourth quarter of 2011. In February 2012, the Company’s board of directors amended the Company’s dividend policy to increase quarterly dividends paid per share to $0.055 commencing in the first quarter of 2012, which policy was further amended in June 2012 to increase quarterly dividend paid per share to $0.065 commencing in the third quarter of 2012. In 2013, the Company paid quarterly dividends of $0.065 per share. On February 18, 2014, the Company’s board of directors amended the dividend policy to set the quarterly dividend to $0.0375 per share.

Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs.
ITEM 6
DESCRIPTION OF CAPITAL STRUCTURE
Authorized Capital

The Company is authorized to issue an unlimited number of common shares and 8,000,000 first preference shares, Series 1 (the “Preference Shares”) of which there were 753,391,214 common shares and no Preference Shares issued and outstanding as of March 27, 2014.
Common Shares
Holders of common shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.
Preference Shares
Upon a consolidation, merger, or amalgamation of the Company with or into any other corporation, holders of Preference Shares who have not exercised their right of conversion at the date of the consolidation, merger, or amalgamation are entitled to receive upon the exercise of their conversion right, after the effective date of the consolidation, merger, or amalgamation, the aggregate number of shares or securities or property of the Company resulting from the consolidation, merger, or amalgamation, the holder would have been entitled to receive if they had at the effective date of the consolidation, been the registered holder of such number of common shares. Holders of Preference Shares are also entitled to receive, in the event of liquidation, dissolution or winding up of the Company, an amount equal to $0.125 in respect of each of Preference Share held and all unpaid cumulative dividends before any distribution of the assets of the Company among holders of the common shares or any other class of shares.

ITEM 7
MARKET FOR SECURITIES
Price Range and Trading Volume

The common shares are listed and posted for trading on the TSX under the symbol “YRI” and the NYSE under the symbol “AUY”. In 2013, the common shares were delisted from the London Stock Exchange (“LSE”). The following table sets forth information relating to the monthly trading of the common shares on the TSX for the fiscal year ended December 31, 2013.

Period	High (Cdn.$)	Low (Cdn.$)	Volume

January 2013	18.10	15.99	58,763,493
February 2013	16.98	14.61	51,951,468
March 2013	16.02	14.00	81,163,818
April 2013	15.70	11.32	119,891,476
May 2013	12.59	10.70	71,163,949
June 2013	12.43	8.96	60,869,066
July 2013	11.79	9.44	61,824,696
August 2013	13.16	9.28	68,874,836
September 2013	12.30	10.35	52,219,320
October 2013	10.89	9.33	57,726,069
November 2013	10.25	9.06	47,362,772
December 2013	9.70	8.86	39,571,191

ITEM 8
DIRECTORS AND OFFICERS
The following table sets forth the name, province or state and country of residence, position held with the Company and period(s) during which each director of the Company has served as a director, the principal occupation of each director and executive officer of the Company. All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name and Residence	Position with the Company and Period(s) Served as a Director	Principal Occupation
Peter Marrone Ontario, Canada	Chairman, Chief Executive Officer and a Director (director since July 31, 2003)	Chairman and Chief Executive Officer of the Company
Patrick J. Mars(1)(2)(4) Ontario, Canada	Currently Lead Director and a Director since August 16, 2001	Company Director
John Begeman(1)(3) South Dakota, United States	Director since May 2, 2007	Company Director
Alexander Davidson(2)(3) Ontario, Canada	Director since August 31, 2009	Company Director

Name and Residence	Position with the Company and Period(s) Served as a Director	Principal Occupation
Richard Graff(1) Colorado, United States	Director since October 16, 2007	Company Director
Nigel Lees(2) Ontario, Canada	Director since June 16, 2005	President and Chief Executive Officer of Sage Gold Inc.
Juvenal Mesquita Filho(4) São Paulo, Brazil	Director since July 31, 2003	Company Director
Carl Renzoni(1)(4) Ontario, Canada	Director since October 16, 2007	Company Director
Antenor F. Silva, Jr. Rio de Janeiro, Brazil	Director since July 31, 2003	Vice Chairman of MBAC Fertilizer Corp.
Dino Titaro(2)(3)(4) Ontario, Canada	Director since August 5, 2005	Company Director
Charles Main Ontario, Canada	Executive Vice President, Finance and Chief Financial Officer	Executive Vice President, Finance and Chief Financial Officer of the Company
Ludovico Costa São Paulo, Brazil	President and Chief Operating Officer	President and Chief Operating Officer of the Company
Darcy Marud Nevada, United States	Executive Vice President, Enterprise Strategy	Executive Vice President, Enterprise Strategy of the Company
Richard C. Campbell Ontario, Canada	Senior Vice President, Human Resources	Senior Vice President, Human Resources of the Company
Greg McKnight Ontario, Canada	Senior Vice President, Business Development	Senior Vice President, Business Development of the Company
Sofia Tsakos Ontario, Canada	Senior Vice President, General Counsel and Corporate Secretary	Senior Vice President, General Counsel and Corporate Secretary of the Company
William Wulftange Nevada, United States	Senior Vice President, Exploration	Senior Vice President, Exploration of the Company
Evandro Cintra São Paulo, Brazil	Vice President, Operational Planning and Support	Vice President, Operational Planning and Support of the Company
Lisa Doddridge Ontario, Canada	Vice President, Investor Relations and Corporate Communications	Vice President, Investor Relations and Corporate Communications of the Company
Gerardo Fernandez Santiago, Chile	Vice President, Country Manager, Chile and Mexico	Vice President, Country Manager, Chile and Mexico of the Company

Name and Residence	Position with the Company and Period(s) Served as a Director	Principal Occupation
Jason LeBlanc Ontario, Canada	Vice President, Finance and Treasurer	Vice President, Finance and Treasurer of the Company
Ana Lucia Martins São Paulo, Brazil	Vice President, Safety, Health, Environment and Community Relations	Vice President, Safety, Health, Environment and Community Relations of the Company
Trevor Mulroney Perth, Western Australia	Vice President, Operations, Argentina	Vice President, Operations, Argentina
Nelson Munhoz São Paulo, Brazil	Vice President, Co-Country Manager, Brazil - Operations	Vice President, Co-Country Manager, Brazil - Operations of the Company
Patrick Portmann Ontario, Canada	Vice President, Corporate Development	Vice President, Corporate Development of the Company
Arão Portugal São Paulo, Brazil	Vice President, Co-Country Manager, Brazil - Administration	Vice President, Co-Country Manager, Brazil - Administration of the Company
David Radu Ontario, Canada	Vice President, Information Technology	Vice President, Information Technology of the Company
Betty Soares Ontario, Canada	Vice President, Controller and Chief Accounting Officer	Vice President, Controller and Chief Accounting Officer of the Company
Ricardo Solovera Santiago, Chile	Vice President, Operations, Chile and Mexico	Vice President, Operations, Chile and Mexico of the Company
Hernan Vera San Juan, Argentina	Vice President, Country Manager, Argentina	Vice President, Country Manager, Argentina of the Company

1.	Member of the Audit Committee.

2.	Member of the Compensation Committee.

3.	Member of the Sustainability Committee.

4.	Member of the Corporate Governance and Nominating Committee.

The principal occupations, businesses or employments of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set out below.
Peter Marrone – Chairman and Chief Executive Officer. Mr. Marrone founded Yamana in July 2003, and serves as its Chairman and Chief Executive Officer. Mr. Marrone has more than 25 years of leadership experience in mining, business and capital markets. Mr. Marrone has been on the boards of a number of public companies and has advised companies with a strong South American presence. Prior to Yamana, Mr. Marrone was the head of investment banking at a major Canadian investment bank and before that, practised law in Toronto with a strong focus on corporate law, securities law and international transactions. Mr. Marrone currently sits on the Board of Governors of the York University Secretariat.
Patrick J. Mars – Lead Director. Mr. Mars is a company director specializing in mine finance and analysis. He was a director of Yamana Resources, a predecessor to Yamana, beginning in August 2001. He benefits from over 30 years of experience in the investment industry and has had extensive involvement in mining research, financing and advisory work. For the majority of his career he was with Alfred Bunting & Co./Bunting Warburg, a Canadian investment dealer and stockbroker where he was President and Chief Executive Officer from 1981 to 1994. During this time he served three-year terms both as a Governor of the TSX and Director of the Investment Dealers Association. From 1999 to 2001, he was Chairman and a Director of First Marathon Securities (UK)/NBC Financial (UK) Limited. Presently, Mr. Mars is a director of Aura Minerals Inc. (“Aura Minerals”) (Chairman), Carpathian Gold Inc. (“Carpathian Gold”) and Sage Gold Inc. (“Sage Gold”) (Chairman) as well as being President of P.J. Mars Investments Limited, a private company. He is also a director of the Renascent Foundation, a charitable organization.
John Begeman – Director. Mr. Begeman is a Professional Mining Engineer with over 35 years of mining experience. He currently sits on the board of directors of Premier Gold Mines Limited (“Premier”) and acts as its lead director and chairman of its audit committee. He previously served as the President and Chief Executive Officer of Avion Gold Corporation, as the Chief Operating Officer of Zinifex Canada Inc. and as Vice President, Western Operations of Goldcorp. In his capacity for Goldcorp, he was responsible for its surface gold operations in South Dakota and the Industrial Minerals Division in Saskatchewan. Prior to his employment at Goldcorp, Mr. Begeman held various engineering and management positions with Morrison Knudsen Company in the contract mining operations group throughout the Western United States. Mr. Begeman holds a Bachelor of Science in Mining Engineering, a Master of Science in Engineering Management and a Master of Business Administration.
Alexander J. Davidson – Director. Mr. Davidson was Barrick’s Executive Vice President, Exploration and Corporate Development with responsibility for international exploration programs and corporate development activities. Mr. Davidson joined Barrick in October 1993 as Vice President, Exploration with responsibility for the company’s expanding exploration program. He initiated Barrick’s expansion out of North America and into Latin America and beyond. Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 25 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the CIM to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors and Developers Association of Canada in recognition for his team’s discovery of the Lagunas Norte Project in the Alto Chicama District, Peru. He received his Bachelor of Science and his Master of Science in Economic Geology from McGill University.
Richard Graff – Director. Mr. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. Since his retirement, Mr. Graff has been a consultant to the mining industry and was a member of a Financial Accounting Standards Board task force for establishing accounting and financial reporting guidance in the mining industry. He represents a consortium of international mining companies and has provided recommendations to the International Accounting Standards Board on mining industry issues and to regulators on industry disclosure requirements of securities legislation. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University. He serves as Chairman of the board, chairman of the audit committee and a member of the compensation and corporate governance and nominating committee of Alacer Gold Corp. (“Alacer”). He also serves as chairman of the audit committee and a member of the corporate governance committee of the board of directors of Dynamic Materials Corporation (“Dynamic”).
Nigel Lees – Director. Mr. Lees has over 25 years of experience in the investment banking industry. He has served as a member of the Listings Committee of the TSX as well as on the audit committees of boards of several publicly listed companies. He is the founder and director of TVX Gold Inc. (“TVX Gold”), which merged with Kinross Gold Corporation (“Kinross”) in 2003. He is currently the President of C.N. Lees Investments Limited, a private investment and consulting company, and President and Chief Executive Officer of Sage Gold, a public precious metals exploration and development company.
Juvenal Mesquita Filho – Director. Mr. Mesquita has over 30 years of experience in the mining industry. He previously served as President of Mineração Santa Elina S/A, in Brazil from 1999 to 2004, as well as a director of Santa Elina Mines Corporation from 1996 to 2006.
Carl Renzoni – Director. Mr. Renzoni retired from BMO Nesbitt Burns in 2001, where he was employed since 1969 and most recently served as a Managing Director. He brings over 30 years of experience in the securities business specializing in the mining industry. Mr. Renzoni holds an Honors Bachelor of Science (Geology) degree from Queen’s University. Mr. Renzoni is currently a director of Copper Mountain Mining Corp. and he previously served on the boards of International Molybdenum Ltd., Peru Copper Inc. and Meridian. Mr. Renzoni also served on the Audit Committee of Meridian.
Antenor F. Silva – Director. Mr. Silva has approximately 45 years of experience in the mining and chemical industries, and has provided technical consultation and training in development, construction, start-up, operation, strategic planning and productivity for various mining and industrial companies. During this time, Mr. Silva has been instrumental in researching and developing metallurgical processes and engineering for mill plants in mining projects in Brazil, South and Central America and implementing metallurgical processes which contributed to the development of mines in Tunisia and Togo, Africa. Mr. Silva has gained significant experience in senior management at various engineering, mining, and chemical companies. Prior to joining Yamana, Mr. Silva acted as Chief Operating Officer of Yamana and before that, Santa Elina Mines Corporation. Mr. Silva has also served as a director on the boards of engineering, mining and aluminum extrusion companies. Mr. Silva holds a Bachelor of Science degree in Mining and Metallurgical Engineering from the Universidade do Estado de São Paulo in São Paulo, Brazil. Mr. Silva is currently the Vice Chairman of MBAC Fertilizer Corp.
Dino Titaro – Director. Mr. Titaro was the President and Chief Executive Officer of Carpathian Gold Inc. from 2003 to January 2014, a public mineral exploration company listed on the TSX, and is currently a director of the Company. From 1986 to 2003, Mr. Titaro was President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm. From 1980 to 1986, Mr. Titaro was employed by Getty Mines Limited, in various supervisory roles as a geologist, working on base and precious metal projects as well as uranium, principally in resource definition stages. Mr. Titaro holds a Master of Science degree in Geology from the University of Western Ontario. He is also a qualified person as defined by NI 43-101 and is a registered P.Geo in Ontario and Saskatchewan. Mr. Titaro currently sits on the board of directors of Mincor Inc., a private mineral resource company, and has been a director and officer of several publicly traded companies in the mining, industrial and health care technology fields.
Charles B. Main – Executive Vice President, Finance and Chief Financial Officer. Mr. Main joined Yamana as Vice President, Finance and Chief Financial Officer in August 2003, with over 25 years of experience in the finance and mining industries. Prior to joining Yamana, Mr. Main held the principal positions of Director of Corporate Development of Newmont Capital Corporation and Vice President of Normandy Mining Limited, Vice President, Finance of TVX Gold, and was with PriceWaterhouseCoopers for 10 years. Mr. Main is a Chartered Accountant and a member of the Ontario and Canadian Institutes of Chartered Accountants. Mr. Main holds a Bachelor of Commerce degree from McGill University.
Ludovico Costa – President and Chief Operating Officer. Mr. Costa has many years of management experience in the mining industry and is currently President and Chief Operating Officer of Yamana. Prior to assuming these positions, he was Senior Vice President, Operations of Yamana since October 2007. He was previously Vice President, Operations from May 2007, and was Director of Operations from March 2006. Prior to this, Mr. Costa was in the strategic planning division of Companhia Vale do Rio Doce, a public mining company listed on the NYSE, the São Paulo Stock Exchange and on the Madrid Stock Exchange, from November 2003 to March 2006. From November 2000 until November 2003, Mr. Costa was Safety Advisor at Rio Tinto plc, a public mining company listed on the LSE and the NYSE. Mr. Costa completed an international secondment of three years to England, as well completing courses at Harvard Business School in the United States and McGill University in Canada.
Darcy Marud – Executive Vice President, Enterprise Strategy. Darcy Marud joined Yamana as Senior Vice President, Exploration in October 2007 and was appointed to the position of Executive Vice President, Enterprise Strategy in January 2014. Prior to that, he held the position of Vice-President of Exploration for Meridian from 2004 and the position of exploration manager for South America from 1997. Mr. Marud has a combined 27 years of experience as a gold exploration geologist in the Americas with companies such as Homestake Mineral Development Company, FMC Gold and Meridian.
Richard C. Campbell – Senior Vice President, Human Resources. Mr. Campbell joined Yamana as Senior Vice President, Human Resources in May 2011. Prior to joining Yamana, Mr. Campbell enjoyed progressively senior roles during his 21 years at TD Bank Financial Group. During his tenure at TD, Mr. Campbell worked in executive roles in the business as well as Human Resources, encompassing retail, wealth management, and wholesale/corporate banking. From April 1998 to February 2002, Richard completed international secondments in Hong Kong and London, UK with TD Waterhouse. In his role as SVP Human Resources, TD Canada Trust, Richard led a multi-functional team of HR professionals to develop, implement and execute all aspects of HR services supporting a 36,000 employee workforce across Canada. More recently, Richard’s experience as SVP Human Resources with the Ontario Lottery Group has provided him with valuable and practical executive experience in the public service sector. Mr. Campbell holds an Honours Bachelor of Arts in Geography and Economics, and a Master of Arts in Economic Geography from Wilfrid Laurier University.
Greg McKnight – Senior Vice President, Business Development. Mr. McKnight joined Yamana as Vice President, Business Development in February 2004. Mr. McKnight has over 20 years of mining focussed investment banking and corporate experience. Prior to joining Yamana, Mr. McKnight was a director in the investment banking division of Canaccord Capital Corporation (“Canaccord”), a position he held since December 2001. Prior to his tenure at Canaccord, he held various mining related positions including senior roles within other Canadian investment banks and being the President of a publicly traded Canadian junior mining company. During the year prior to joining Yamana, Mr. McKnight was instrumental in his capacity as an investment banker in structuring the reverse takeover transaction and raising the equity for Yamana that enabled the Company to re-capitalize and re-position itself as a gold production company. Mr. McKnight holds a Bachelor of Commerce degree from the University of Toronto and a Master of Business Administration from the Ivey School of Business at the University of Western Ontario.
Sofia Tsakos – Senior Vice President, General Counsel and Corporate Secretary. Ms. Tsakos joined Yamana as Vice President, Corporate Counsel in December 2007, was appointed Corporate Secretary in November 2009 and Senior Vice President, General Counsel in June 2010. Prior to joining Yamana, Ms. Tsakos was a partner practicing securities law at Cassels Brock & Blackwell LLP. From 2001 to 2006, Ms. Tsakos was an associate at Goodman and Carr LLP. Ms. Tsakos holds an Honours Bachelor of Arts degree from the University of Toronto in Economics and Political Science, a Master in Business Administration with a focus in Finance from the University of Windsor and a Bachelor of Law also from the University of Windsor.
William Wulftange – Senior Vice President, Exploration. Mr. Wulftange first joined Yamana through the acquisition of Meridian and has spent over 30 years with Yamana and its predecessor companies. Following a one year appointment as Vice President, Exploration at Andean Resources Limited, Mr. Wulftange rejoined Yamana in January 2011 as Director, Exploration and Business Development. Mr. Wulftange was appointed Vice President, Resources & Reserves and Technical Compliance in July 2013 and assumed the position of Senior Vice President, Exploration in January 2014. Mr. Wulftange has held a number of positions with Yamana and its predecessor companies including Director, Technical Compliance, Chief Geologist and various business development positions. Mr. Wulftange has over 20 years of combined experience in exploration technical compliance and business development with mining companies in the Americas. Mr. Wulftange has a Bachelor of Geology from the University of Colorado and is a founding Registered Member of the Society of Mining Engineers and a Fellow of the Society of Economic Geologists.
Evandro Cintra – Vice President, Operational Planning and Support. Mr. Cintra has over 30 years of exploration and project development experience in the gold mining industry and is currently Vice President, Operational Planning and Support of Yamana. Prior to assuming this position in January 2014, he was Senior Vice President, Technical Services since October 2007 and before that, Exploration Director and Vice President, Exploration of Yamana from 2003 to October of 2007. From 1986 to 2003 he worked for Mineração Santa Elina and Echo Bay Mines in exploration, operation and ore reserves management. Mr. Cintra holds a Doctor of Philosophy in Geology and a title of Professional Geoscientist in accordance with the Association of Professional Geoscientists of Ontario.
Lisa Doddridge – Vice President, Investor Relations and Corporate Communications. Ms. Doddridge has been with the Company since November 2010. Prior to assuming the role of Vice President, Corporate Communications and Investor Relations, Ms. Doddridge held various senior investor relations positions within the precious metals industry. Ms Doddridge holds an Honours Bachelor of Commerce degree from the University of Guelph.
Gerardo Fernandez – Vice President, Country Manager, Chile and Mexico. Mr. Fernandez has been with the Company since 2000, having worked in several positions in mine operations, mine planning and project development.

Most recently, Mr. Fernandez played a pivotal role in leading Mercedes into production as its Project Manager/General Manager. Mr. Fernandez holds a Master of Business Administration from Morrison University in Reno, Nevada and degrees in Civil Mining Engineering and Engineering from the University of Chile.
Jason LeBlanc – Vice President, Finance and Treasurer. Mr. LeBlanc has over 14 years research-based and financial experience in the mining industry and is currently Vice President, Finance and Treasurer of Yamana. He has been with Yamana since January 2006. Previously, he was a mining analyst covering the base metal and bulk commodities industries with Dominion Bond Rating Service. Mr. LeBlanc has a Master of Finance Degree from the University of Toronto, a Bachelor of Commerce degree from the University of Windsor and also holds a Chartered Financial Analyst designation.
Ana Lucia Martins - Vice President, Safety, Health, Environment and Communities Relations. Ms. Martins has 20 years of environmental management experience in the gold mining industry and is currently Vice President, SHEC Relation of Yamana. Prior to assuming this position, she was SHEC Director of Yamana from 2006 to July of 2007 and Environmental Manager of Yamana from to 2003 to 2005. From 1994 to 2003 worked for   Mineração Santa Elina and Echo Bay Mines in environmental management, licensing, environmental impact studies, due diligences, reclamation projects, feasibility studies and acid rock drainage tests. Ms. Martins completed an Agricultural Engineering degree in Universidade de São Paulo, Brazil, with expertise in environment. During her professional life gained experience visiting mines in Brazil, Canada, USA, Argentina, Chile and Honduras.
Trevor Mulroney – Vice President, Operations, Argentina. Mr. Mulroney has over 28 years of operational and corporate experience across a wide range of commodities and jurisdictions in the mining industry. Before joining Yamana, Mr. Mulroney was President and Chief Executive Officer at Extorre and from October 2011 until April 2012, Mr. Mulroney was Extorre’s Chief Operating Officer. In 2009 and 2010, Mr. Mulroney was a consulting engineer with Mirabela Nickel Ltd. working on the development of the Santa Rosa underground and open pit nickel project in Brazil. In 2007 and 2008, Mr. Mulroney was General Manager Development for Perilya Ltd.’s lead, zinc and copper projects. Mr. Mulroney holds a Higher National Diploma in Mining Engineering from Witwatersrand University in Johannesburg, South Africa and has completed the Management Development Programme at the University of South Africa, School of Business Leadership, in Pretoria, South Africa.
Nelson Munhoz – Vice President, Co-Country Manager, Brazil - Operations. Mr. Munhoz joined Yamana in February 2008 as Vice President, Operations, Brazil, with over 30 years experience in the mining industry. He assumed the position of Vice President, Co-Country Manager, Brazil – Operations in January 2014. Mr. Munhoz previously worked with Rio Tinto Brasil since 1987 where he assumed several positions. He was Project Manager for Corumbá Iron Mine Expansion from January 2005 to January 2008. He worked as Metallurgical Manager and subsequently as General Manager for Serra da Fortaleza Nickel Mine from 1996 to 2004. He also had the position of Metallurgical Manager in Rio Paracatu Mineração from 1987 to 1996. Mr. Munhoz holds a Bachelor of Mining Engineer from São Paulo University and a Master of Business Administration from Fundação Getúlio Vargas.
Patrick Portmann – Vice President, Corporate Development. Mr. Portmann was named Vice President of Corporate Development for Yamana in November 2010. Prior to that, his role at Yamana was as Director, Business Development. He has been with the Company since its acquisition of Meridian. During his tenure at Meridian he occupied several managerial roles in both finance and business development for Meridian’s operations in Chile and in the United States. Mr. Portmann has over 20 years of experience in finance and manufacturing, including the last 7 in the mining industry, and holds a Master of International Management from the Thunderbird School of Global Management.
Arão Portugal – Vice President, Co-Country Manager, Brazil-Administration. Mr. Portugal has many years of management experience in the mining industry and is currently Vice President, Co-Country Manager, Brazil-Administration. Prior to assuming this position in January 2014, he was Vice President Country Manager, Brazil since October 2007 and held various other positions since 2003. Prior to Yamana, Mr. Portugal spent over 25 years working for Companhia Vale do Rio Doce (Vale), where he gained invaluable experience as a Head of Maintenance Department, a Raw Material and Logistic Division Manager, Administrator, Senior Analyst, Institutional Manager and a Supply Chain General Manager. He joined Mineração Fazenda Brasileiro and Yamana Desenvolvimento Mineral S.A., subsidiaries of Yamana, in August of 2003 as General Manager and Director prior to assuming his current position.

Mr. Portugal completed a Business Administration degree and Post Graduate studies in International Business in Vitória, Espirito Santo, Brazil and a Master Certification in MBA Supply Chain Management in São Paulo, Brazil.
David Radu – Vice President, Information Technology. Mr. Radu has over 30 years of experience in information technology and 19 years in the mining industry. Mr. Radu joined Yamana from Meridian in 2007 as Director of Information Technology and shortly thereafter was promoted to Chief Information Officer of the Company. In January 2012, Mr. Radu became Vice President, Information Technology of Yamana. Mr. Radu holds a bachelor degree in Business Administration from California Polytechnic University in Pomona, California.
Betty Soares – Vice President, Controller and Chief Accounting Officer. Ms. Soares has been with the Company since January 2004 and is currently Vice President, Corporate Controller and Chief Accounting Officer. In this position, Ms. Soares is responsible for all aspects of accounting operations including financial planning/budgeting and analysis and the enforcement of the Company’s accounting policies and procedures. Prior to joining Yamana, she worked in audit, financial reporting and tax at BDO Dunwoody and Collins Barrow LLP (formerly DMCT LLP). Ms. Soares is a Chartered Accountant and a member of the Ontario and Canadian Institute of Chartered Accountants and holds an Honours Bachelors degree in Business Administration from Wilfrid Laurier University.
Ricardo Solovera – Vice President, Operations, Chile and Mexico. Mr. Solovera has over 30 years of mining experience. He has worked in general management, operational management, as a mine superintendent and project director. He spent over 20 years with Antofagasta Minerals before joining Yamana in 2007 as a mining and engineer manager, and later assuming the role of General Manager of El Peñón in 2008. In 2011, Mr. Solovera was named Vice President and General Manager of Kinross’ Fruta Del Norte project, before returning to the Company in 2012 in his current role. Mr. Solovera is a mining engineer, holds a Master of Business Administration from Universidad Católica del Norte and a degree in Industrial Engineering from Universidad de Antofagasta.
Hernan Vera – Vice President, Country Manager, Argentina. Mr. Vera has more than 28 years of experience in the mining industry, having experience working in Argentina, the United States and in the African Region. He joined Yamana in October of 2007 and is currently Vice President, Country Manager, Argentina. His experiences include holding the position of Director and General Manager of Barrick Veladero Gold Company. He has also worked as Mining Project Corporate Manager in Anglogold Ashanti East and West Africa Region and previously as the Cerro Vanguardia gold mine (AngloGold Ashanti) General Manager. Mr. Vera has completed a Master of Business Administration at the Catholic University of Buenos Aires.
Based on the disclosure available on the System for Electronic Disclosure by Insiders (SEDI), as of March 27, 2014, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 4,125,274 common shares, representing approximately 0.55% of the total number of common shares outstanding.
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions
No director or executive officer of the Company is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Yamana) that:

(a)
was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)
was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer, that was in effect for a period of more than 30 consecutive days, other than Mr. Dino Titaro and Mr. Juvenal Mesquita Filho. Mr. Titaro resigned as a director of Cogient Corp. effective July 31, 2006. On August 22, 2006, a cease trade order was issued and a receiver was appointed by the court on December 8, 2006. On February 7, 2007, all of the assets of Cogient Corp. vested in the Trustee Corporation, as trustee for the debenture holders under a trust indenture dated December 24, 2002. In addition, Mr. Titaro resigned as director of Royal Coal Corp. (“Royal Coal”) on May 9, 2012. On May 17, 2012, Royal Coal announced that it received notice from the TSX Venture Exchange that trading in Royal Coal’s securities was suspended as a result of a cease trade order by the Ontario Securities Commission for the failure to file financial statements. This cease trader order remains in effect. Mr. Mesquita was a director of Cascadero Copper Corporation (“Cascadero”) until June 2013. On April 13, 2012, a cease trade order was imposed by the British Columbia Securities Commission on the securities of Cascadero for the failure to file financial statements. Cascadero subsequently filed the required documents, and the cease trade order was revoked.
No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company,

(a)
is as of the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Yamana) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to the bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Conflicts of Interest
To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest between the Company and any directors or officers of the Company, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.
The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

ITEM 9
PROMOTER

No person or company has within the two most recently completed financial years, or is during the current financial year, been a promoter of Yamana or a subsidiary thereof.

ITEM 10
LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth below, the Company was not during fiscal 2013, and is not currently, a party to, nor was/is any of its property the subject of, any legal proceedings, or any known to be contemplated, which involve a material claim for damages within the meaning of applicable securities legislation.
In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into with the plaintiff. The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera Mine. On August 22, 2008, the National Commercial Court No. 13 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment to the National Commercial Appeals Court. On May 22, 2013, the appellate court overturned the first-instance decision. The appellate court determined that the plaintiff was entitled to make 50% of Northern Orion’s investment in the Alumbrera acquisition, although weighted the chance of the plaintiff’s 50% participation at 15%. The matter was remanded to the first-instance court to determine the value. On June 12, 2013, Northern Orion filed an extraordinary recourse with the appellate court in order to bring the matter before the Supreme Court of Argentina to consider whether the appellate court’s decision was arbitrary. The extraordinary recourse was denied by the appellate court and Northern Orion was notified of this decision on December 20, 2013. Based on this decision, Northern Orion filed an appeal directly with the Supreme Court on February 3, 2014. Pending the decision of the Supreme Court, Northern Orion will make submissions to the first-instance court to address the value. The outcome of this case is uncertain and cannot be reasonably estimated.

In December 2012, the Company received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to debentures for the years 2007 to 2010. The Company believes that these debentures were issued on commercial terms permitted under applicable laws and is challenging these assessments. As such, the Company does not believe it is probable that any amounts will be paid with respect to these assessments with the Brazilian authorities and the amount and timing of any assessments cannot be reasonably estimated.
There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during fiscal 2013, or any other time that would likely be considered important to a reasonable investor making an investment decision in the Company, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during fiscal 2013.
ITEM 11
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as described elsewhere herein, none of the directors, executive officers or persons or companies who beneficially own, or control or direct, directly or indirectly, more than 10 percent of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the past three financial years or during the current financial year, that has materially affected or is reasonably expected to have material affect on the Company.

ITEM 12
TRANSFER AGENTS AND REGISTRAR
The transfer agent and registrar for the common shares of the Company is CST Trust Company, at its principal offices in Toronto, Ontario, and the co-transfer agent for the common shares in the United States is American Stock Transfer & Trust Company, LLC at its principal offices in Brooklyn, New York.

ITEM 13
MATERIAL CONTRACTS
The only material contracts entered into by the Company, other than in the ordinary course of business, within the most recently completed financial year, or prior thereto and are still in effect, are described below. Copies of these material contracts are available under the Company’s SEDAR profile at www.sedar.com.

The Company entered into an amended and restated credit agreement dated February 29, 2012 (the “Credit Agreement”) pursuant to which a group of financial institutions granted the Company a $750 million revolving term credit facility maturing February 28, 2017 (the “Credit Facility”). Credit under the Credit Facility is available by way of Base Rate Canada Loans or LIBOR Loans at the customary reference rates plus an applicable margin that ranges from 0.50% to 1.75% per annum, in the case of Base Rate Canada Loans and 1.50% to 2.75% per annum, in the case of LIBOR Loans, depending on the ratio (the “Leverage Ratio”) of the Company’s total debt to its earnings before interest, taxes, depreciation and amortization. The Credit Facility is payable in full on its maturity date. If the Company sells certain assets or ownership interests in certain material operating subsidiaries the net proceeds thereof must be used to prepay outstanding obligations under the Credit Facility. The Credit Facility is guaranteed by certain material subsidiaries (the “Guarantors”). The Credit Agreement contains covenants that restrict, among other things and subject to certain specified exceptions, the ability of the Company and certain of its subsidiaries to (i) incur additional indebtedness; (ii) grant security interests and other encumbrances on its property; (iii) enter into corporate or capital reorganizations; (iv) carry on any business, other than mining and related activities; (v) sell or otherwise dispose of any material property; (vi) pay or declare dividends or make other distributions or payments in respect of its shares; (vii) make acquisitions or investments, other than in the ordinary course of business; and (viii) enter into transactions with affiliates. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. The Credit Agreement contains certain events of default. The Company was granted the right, upon obtaining additional commitments, to increase the Credit Facility by an aggregate amount of up to $250 million.
The Company entered into a first amending agreement to the Credit Agreement dated February 28, 2013 (the “First Amendment”) pursuant to which the maturity date of the Credit Facility was extended to February 28, 2018. In addition, the First Amendment decreased the per annum standby fee rates in respect of the standby fees payable by the Company to the lenders pursuant to the Credit Agreement.
The Company entered into a note purchase agreement dated December 18, 2009 (the “Note Purchase Agreement”) pursuant to which it issued and sold senior unsecured notes in an aggregate principal amount of $270,000,000 of which $15,000,000 are 5.53% Series A Senior Notes due December 21, 2014 (the “2009 Series A Notes”), $73,500,000 are 6.45% Series B Senior Notes due December 21, 2016 (the “2009 Series B Notes”) and $181,500,000 are 6.97% Series C Senior Notes due December 21, 2019 (together with the 2009 Series A Notes and the 2009 Series B Notes, the “Notes”). The Company may prepay the Notes at any time provided it pays a make whole payment to the holders. The Notes are also guaranteed by the Guarantors. The covenants, including the financial covenants, and events of default under the Note Purchase Agreement and the Notes are similar to the covenants and events of default under the Credit Agreement.
The Company entered into a note purchase agreement dated March 23, 2012 (the “Second Note Purchase Agreement”) pursuant to which it issued and sold senior unsecured notes in an aggregate principal amount of $500,000,000 of which $75,000,000 are 3.89% Series A Senior Notes due March 23, 2018 (the “2012 Series A Notes”), $85,000,000 are 4.36% Series B Senior Notes due March 23, 2020 (the “2012 Series B Notes”), $200,000,000 are 4.76% Series C Senior Notes due March 23, 2022 (the “2012 Series C Notes”) and $140,000,000 are 4.91% Series D Senior Notes due March 23, 2024 (together with the 2012 Series A Notes, the 2012 Series B Notes and the 2012 Series

C Notes, the “Second Notes”). The Company may prepay the Second Notes at any time provided it pays a make whole payment to the holders. The Second Notes are also guaranteed by the Guarantors. The covenants, including the financial covenants, and events of default under the Second Note Purchase Agreement and the Second Notes are similar to the covenants and events of default under the Credit Agreement and the Note Purchase Agreement.
The Company entered into a note purchase agreement dated June 10, 2013 (the “Third Note Purchase Agreement”) pursuant to which it issued and sold senior unsecured notes in an aggregate principal amount of $300,000,000 of which $35,000,000 are 3.64% Series A Senior Notes due June 10, 2018 (the “2013 Series A Notes”) and $265,000,000 are 4.78% Series B Senior Notes due June 10, 2023 (together with the 2013 Series A Notes, the “Third Notes”). The Company may prepay the Third Notes at any time provided it pays a make whole payment to the holders.  The Third Notes are also guaranteed by the Guarantors.  The covenants, including the financial covenants, and events of default under the Third Note Purchase Agreement and the Third Notes are similar to the covenants and events of default under the Credit Agreement, the Note Purchase Agreement and the Second Note Purchase Agreement.
ITEM 14
AUDIT COMMITTEE
The Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the board of directors of the Company. A copy of the charter is attached hereto as Schedule “A”.

During the year ended December 31, 2013, the Audit Committee was comprised of four directors, all of whom were independent directors. The current members of the Audit Committee are: Richard Graff (Chair), John Begeman, Patrick J. Mars and Carl Renzoni. In addition to being independent directors as described above, all members of the Company’s Audit Committee must meet an additional “independence” test under Multilateral Instrument 52-110, “Audit Committees” in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company. Each member of the Audit Committee is financially literate within the meaning of Multilateral Instrument 52-110.

The Audit Committee met four times during the most recently completed financial year and all persons who were members of the committee at the time of holding such meetings were in attendance.

Relevant Educational Experience

Set out below is a description of the education and experience of each of the Company’s four current audit committee members, which is relevant to the performance of his responsibilities as an audit committee member.

Richard Graff – Mr. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. Since his retirement, Mr. Graff has been a consultant to the mining industry and was a member of a Financial Accounting Standards Board task force for establishing accounting and financial reporting guidance in the mining industry. He represents a consortium of international mining companies and has provided recommendations to the IASB on mining industry issues and to regulators on industry disclosure requirements of securities legislation. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University. He serves as Chairman of the board, chairman of the audit committee and a member of the compensation and corporate governance and nominating committee of Alacer. He also serves as chairman of the audit committee and a member of the corporate governance committee of the board of directors of Dynamic.

John Begeman – Mr. Begeman currently sits on the board of directors of Premier and acts as its lead director and chairman of its audit committee. He previously served as the President and Chief Executive Officer of Avion Gold Corporation, as the Chief Operating Officer of Zinifex Canada Inc. and Vice President, Western Operations of Goldcorp. Prior to his employment at Goldcorp, Mr. Begeman held various engineering and management positions with Morrison Knudsen Company in the contract mining operations group throughout the Western United States. Mr. Begeman holds a Bachelor of Science in Mining Engineering, a Master of Science in Engineering Management and a Master of Business Administration.

Patrick J. Mars – Mr. Mars is a Chartered Financial Analyst and has over 30 years experience in the investment industry in Canada. This experience included working as a financial analyst and serving as President of Alfred Bunting & Co./Bunting Warburg from 1981 to 1994. He was a director of Yamana Resources, a predecessor to the Company and has been a director of the Company since August 2001. He has served on numerous audit committees of boards of directors and has been chairman of several of these. Presently, Mr. Mars is a corporate director and serves on the audit committees of Aura Minerals and Sage Gold (Chairman). Mr. Mars holds a Bachelor of Commerce and Master of Business Administration degrees.

Carl Renzoni – Mr. Renzoni has over 30 years of experience in the investment industry in Canada. Mr. Renzoni is retired from BMO Nesbitt Burns, where he worked as a financial analyst from 1969 to 1980 and as Managing Director of the Mining Investment Banking Group from 1980 to 2001. Mr. Renzoni has previously served on the boards of several public mineral exploration companies and also previously served as Chair of the Audit Committee of Meridian.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Company’s external auditors for the year ended December 31, 2013 were Cdn$3,325,000 (December 31, 2012 – Cdn$3,067,000). The audit fees relate to the audit of the annual consolidated financial statements of the Company, and certain statutory audits outside of Canada.

Audited-Related Fees

The aggregate audit-related fees billed by the Company’s external auditors for the year ended December 31, 2013 were Cdn$72,000 (December 31, 2012 – Cdn$68,000). The audit-related fees relate to services provided in connection with oversight of information technology projects, environmental assessments in Argentina and Brazil and investment certificates in Chile.

Tax Fees

The aggregate tax fees billed by the Company’s external auditors for the year ended December 31, 2013 were Cdn$0 (December 31, 2012 – Cdn$0).

All Other Fees

The other fees billed by the Company’s external auditors for the year ended December 31, 2013 was Cdn$252,000 (December 31, 2012 – Cdn$245,000), which related to services related to certain information technology projects.

ITEM 15
INTERESTS OF EXPERTS
The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to the Company’s material mineral projects contained in this annual information form has been derived, as well as the qualified persons involved in preparing such reports, and details of certain technical information relating to the Company’s material mineral projects contained in this annual information form which have been reviewed and approved by qualified persons.

Chapada Mine – “Technical Report on the Chapada Mine, Brazil” dated March 7, 2014, prepared by or under the supervision of Wayne W. Valliant, P.Geo., and Robert L. Michaud, P. Eng., of RPA. The technical information set forth under the heading “Description of the Business – Material Mineral Properties – Chapada Mine – Current Exploration and Development” has been reviewed and approved by William Wulftange, P.Geo, Senior Vice President, Exploration of the Company, a qualified person pursuant to NI 43-101.
El Peñón Mine – “Technical Report on the El Peñón Mine, Northern Chile” dated December 7, 2010, prepared by or under the supervision of Stuart E. Collins, P.E., and Chester M. Moore, P.Eng., of RPA and Kevin C. Scott, P. Eng., formerly with RPA. The technical information set forth under the heading “Description of the Business – Material Mineral Properties – El Peñón Mine – Current Exploration and Development” has been reviewed and approved by William Wulftange, P.Geo, Senior Vice President, Exploration of the Company, a qualified person pursuant to NI 43-101.

Mercedes Mine – “Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico” dated February 25, 2014, prepared by or under the supervision of R. Dennis Bergen, P. Eng., and Chester M. Moore, P. Eng., of RPA. The technical information set forth under the heading “Description of the Business – Material Mineral Properties – Mercedes Mine – Current Exploration and Development” has been reviewed and approved by William Wulftange, P.Geo, Senior Vice President, Exploration of the Company, a qualified person pursuant to NI 43-101.
Gualcamayo Mine – “Technical Report for Gualcamayo Project, San Juan, Argentina, Report for NI 43-101 pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated March 25, 2011, prepared by or under the supervision of Guillermo Bagioli, MAusIMM, of Metálica, Marcelo Trujillo, formerly of Metálica, Alvaro Vergara, MAusIMM, of Metálica, Emerson Ricardo Re, MSc, MAusIMM, Corporate Manager R&R, Yamana, Marcos Eduardo Valencia Araya, P.Geo., Regional Resource Estimation Manager, Andes Exploration, Yamana and Renato Petter, P. Eng. The technical information set forth under the heading “Description of the Business – Material Mineral Properties – Gualcamayo Mine – Current Exploration and Development” has been reviewed and approved by William Wulftange, P.Geo, Senior Vice President, Exploration of the Company, a qualified person pursuant to NI 43-101.
Jacobina Mining Complex – “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” dated February 28, 2014 prepared by or under the supervision of Normand Lecuyer, P.Eng., and Chester M. Moore, P.Eng., of RPA. The technical information set forth under the heading “Description of the Business – Material Mineral Properties – Jacobina Mining Complex – Current Exploration and Development” has been reviewed and approved by William Wulftange, P.Geo, Senior Vice President, Exploration of the Company, a qualified person pursuant to NI 43-101.
Each of the technical reports noted above are available on the Company’s SEDAR profile at www.sedar.com, and a summary of each report is contained in this annual information form under “Description of the Business – Mineral Projects – Material Mineral Properties”.
The following are the qualified persons responsible for the Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral projects set out in this annual information form under “Description of the Business – Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates” and “Description of the Business – Material Mineral Properties – Chapada Mine – Mineral Resource and Mineral Reserve Estimates”, as applicable.

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources
Alumbrera	Julio Bruna Novillo, AusIMM, Member of CIM, Independent Consulting Geologist	Julio Bruna Novillo, AusIMM, Member of CIM, Independent Consulting Geologist
Amancaya	Not applicable	Chester M. Moore, P.Eng., Roscoe Postle Associates Inc.
Arco Sul	Not applicable	Emerson Ricardo Re, MSc, MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.
C1 Santa Luz	Emerson Ricardo Re, MSc, MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.	Emerson Ricardo Re, MSc, MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.
Chapada	Robert Michaud, P. Eng., Roscoe Postle Associates Inc.	Wayne Valliant, P.Geo., Roscoe Postle Associates Inc.
Cerro Moro	Carlos Guzman, Mining Eng., Registered Member of Chilean Mining Commission, FAusIMM, Principal and Project Director, NCL Ingenieria y Construccion SpA
David (Ted) Coupland, BSc DipGeoSc CFSG ASIA MAusIMM (CP) MMICA, Director, Geological Consulting, Principal Geostatistician Cube Consulting Pty Ltd.

and

Marcos Valencia A. P.Geo., Registered Member of Chilean Mining Commission, Corporate Manager R&R, Andes/Mexico, Yamana Gold Inc.

El Peñón	Carlos Bottinelli Otárola, P. Eng., Registered Member of Chilean Mining Commission, Development Manager, Yamana Gold Inc.	Max Iribarren Parra, P. Geo., Registered Member of Chilean Mining Commission and Sebastián Ramírez Cuadra, P. Geo., Registered Member of Chilean Mining Commission, Resources Geologist, Yamana Gold Inc.
Ernesto/ Pau-a -Pique
Emerson Ricardo Re, MSc, MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc. (for Lavrinha and Ernesto Pit 1)

and

Marcelo Antonio Batelochi, P.Geo., MAusIMM (CP), Geologist Consultant (for Satellites (Nosde, Japones and Pombinhas))

and

Ricardo Miranda Díaz, P.Eng., Registered Member of Chilean Mining Commission, Corporate Technical Manager, Yamana Gold Inc. (for Pau a Pique)

and

Peter Mokos, B. Eng. (Mining), Dip. Eng. (Mining), MAusIMM (CP), RPEQ, Principal Mining Engineer, AMC Consultants Pty. Ltd. (for Ernesto Pit 2)

Emerson Ricardo Re, MSc, MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc. (for Pau a Pique and Lavrinha)

and

Marcelo Antonio Batelochi, P.Geo., MAusIMM (CP), Geologist Consultant (for Satellites (Nosde, Japones and Pombinhas))

and

Rodney Webster, B.Sc..(Applied Geology), MAusIMM, MAIG, Principal Geologist, AMC Consultants Pty. Ltd. (for Ernesto (Pits 1 and 2))

Fazenda Brasileiro	Emerson Ricardo Re, MSc, MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.	Emerson Ricardo Re, MSc, MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc.
Gualcamayo	Ricardo Miranda Díaz, P.Eng., Registered Member of Chilean Mining Commission, Corporate Technical Manager, Yamana Gold Inc.	Marcos Valencia A. P.Geo., Registered Member of Chilean Mining Commission, Corporate Manager R&R, Andes/Mexico, Yamana Gold Inc.
Jacobina	Normand Lecuyer, B.Sc., P.Eng., Roscoe Postle Associates Inc.	Chester M. Moore, P.Eng., Roscoe Postle Associates Inc.
Jeronimo	Guillermo Bagioli Arce, MAusIMM, Registered Member of Chilean Mining Commission, Metálica Consultores S.A.	Dominique François-Bongarçon, Ph.D, FAusIMM, Agoratek International
La Pepa	Not applicable	Chester M. Moore, P.Eng., Roscoe Postle Associates Inc.
Lavra Velha	Not applicable	Marcelo Antonio Batelochi, P.Geo., MAusIMM (CP), Geologist Consultant
Mercedes	Dennis Bergen, P.Eng., Roscoe Postle Associates Inc.	Chester M. Moore, P.Eng., Roscoe Postle Associates Inc.

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources
Minera Florida	Carlos Bottinelli Otárola, P. Eng. Registered Member of Chilean Mining Commission, Development Manager, Yamana Gold Inc.
Javier Suazo Guzmán, P.Geo., Registered Member of the Chilean Mining Commission, Resources Geologist, Yamana Gold Inc.

and

Dafne Herreros Van Norden, P.Geo., Registered Member of Chilean Mining Commission,
Resources Geologist, Yamana Gold Inc.

Pilar
Guillermo Bagioli, MAusIMM, Registered Member of Chilean Mining Commission, Metalica Consultores S.A. (for Jordino)

and

Emerson Ricardo Re, MSc, MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc. (for Jordino Extension)

Marco Antonio Alfaro Sironvalle, P.Eng., Ph.D. Eng., MAusIMM, Registered Member of Chilean Mining Commission (for Jordino)

and

Emerson Ricardo Re, MSc, MAusIMM, Registered Member of Chilean Mining Commission, Corporate Manager R&R, Yamana Gold Inc. (for Jordino Down Dip, Tres Buracos, HG and Ogo Extension and Maria Lazara)

Suyai	Not applicable	Robin J. Young, P. Geo., Western Services Engineering, Inc.
Agua Rica	Enrique Munoz Gonzalez, MAusIMM, Registered Member of Chilean Mining Commission	Evandro Cintra, Ph.D., P. Geo., Vice President, Operational Planning and Support, Yamana Gold Inc.

The aforementioned firms or persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they prepared the reports or the Mineral Reserve estimates or the Mineral Resource estimates referred to, or following the preparation of such reports or data, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports or data.
None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company or of any associate or affiliate of the Company other than Carlos Bottinelli Otárola, Evandro Cintra, Dafne Herreros Van Norden, Ricardo Miranda Díaz, Sebastián Ramírez Cuadra, Emerson Ricardo Re, Javier Suazo Guzmán, Marcos Eduardo Valencia Araya and William Wulftange, who are all employed by Yamana.

Deloitte LLP is the auditor of Yamana and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ITEM 16
ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, as applicable, will be contained in the Company’s management information circular to be filed in connection with its annual shareholders’ meeting for 2014. Additional financial information is provided in the Company’s financial statements and managements’ discussion and analysis for the fiscal year ended December 31, 2013. Additional financial information relating to the Company may also be found under the Company’s SEDAR profile at www.sedar.com.

SCHEDULE "A"
CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
DATED AS OF AUGUST 7, 2012

1.	Purpose
The Audit Committee is a committee of the Board of Directors (the “Board”) of Yamana Gold Inc. (the “Company”). The purpose of the Audit Committee is to:

(a)
assist the Board in its oversight responsibilities with respect to: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; (iii) the external auditors’ qualifications and independence; and (iv) the performance of the Company’s internal and external audit functions;

(b)	serve as an independent and objective party to monitor the Company’s financial reporting processes and internal control systems;

(c)	review and appraise the audit activities of the Company’s external auditors; and

(d)	prepare Audit Committee report(s) as required by applicable regulators.
The Audit Committee shall have the authority to delegate to one or more of its members, responsibility for developing recommendations for consideration by the Audit Committee with respect to any of the matters referred to in this Charter.

2.	Composition and Meetings
The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be an “independent director” in accordance with applicable legal requirements, including the requirements of National Instrument 52-110 Audit Committees (“NI 52-110”) and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time, subject to any waivers or exceptions granted by such stock exchange.
All members shall, to the satisfaction of the Board, be “financially literate”, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” in accordance with applicable legal requirements, including the requirements of NI 52-110 and the rules adopted by the United States Securities and Exchange Commission (the ‘SEC”), as revised, updated or replaced from time to time.
The members of the Audit Committee and its chairman shall be elected by the Board at the annual organizational meeting of the Board, and shall serve until: the next annual meeting of shareholders; they resign; their successors are duly appointed; or such member is removed from the Audit Committee by the Board. If the Board fails to designate one member as the chairman of the Audit Committee (the “Chairman”), the members of the Audit Committee shall appoint the Chairman from among its members.
The Audit Committee shall meet as frequently as the Audit Committee considers necessary, but not less than once each quarter, to review the financial results of the Company. The Audit Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants or other experts or advisors, as it deems necessary or appropriate, without seeking approval of the Board or management.
The Audit Committee shall have the authority to meet with the Chief Executive Officer and the Chief Financial Officer, along with internal auditors and the external auditor, and have such other direct and independent interaction with such persons from time to time as the members of the Audit Committee deem appropriate. The Audit Committee may request the CEO to have such officers or employees of the Company or the Company’s outside counsel or external auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The external auditors will have direct access and report directly to the Audit Committee at their own initiative.
Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.
Meetings of the Audit Committee shall be held from time to time as the Audit Committee or the Chairman shall determine upon notice to each of its members in compliance with the Company’s by-laws. The notice period may be waived by a quorum of the Audit Committee.

3.	Responsibilities and Powers
Responsibilities and powers of the Audit Committee include:
General

1.
review and assess the adequacy of this Charter at least annually and, where necessary or desirable, recommend changes to the Board provided that this Charter may be amended and restated from time to time without the approval of the Board to ensure that the composition of the Audit Committee and the responsibilities and powers of the Audit Committee comply with applicable laws and stock exchanges;

2.	evaluate the functioning and effectiveness of the Audit Committee and its members on an annual basis;

Documents/Reports Review

3.
prior to the recommendation to the Board for approval of release of the annual and quarterly financial statements, review and discuss with management and the independent public accountants, upon completion of their audit, the financial results for the year or quarter and the results of the audit, including (i) the Company’s annual financial statements and related footnotes; (ii) management’s discussion and analysis of the financial condition and results of operations; (iii) annual and interim earnings press releases; (iv) the results of the audit, including the nature and amount of unrecorded adjustments resulting from the audit; (v) review with the independent public accountants and management the Company’s policies and procedures relative to the adequacy of internal accounting and financial reporting controls (including any significant deficiencies and significant changes in internal control over financial reporting), including controls over quarterly and annual financial reporting, computerized information systems and security (vi) the independent public accountants’ management recommendations; (vii) any significant transactions which occurred during the year; (viii) any significant adjustments; critical accounting policies and practices (ix) management judgments and accounting estimates; (x) new accounting policies; (xi) all alternative treatments of financial information within generally accepted accounting principles, ramifications of the use of alternative disclosures and treatments, and the treatment preferred by the independent public accountants; and (xii) any disagreements between management and the independent public accountants;

4.
ensure that adequate procedures are in place for the review of the issuer’s disclosure of financial information extracted or derived from the issuer’s financial statements and periodically assess the adequacy of such procedures;

5.	review the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;

6.	at least annually, (i) inquire of management and the independent public accountant about the significant business, political, regulatory and control issues or exposures to financial risk; (ii) oversee and monitor management’s documentation of the significant financial risks that the Company faces and update as events change and risks shift and (iii) assess the steps that management has taken to control identified financial risks to the Company;

Responsibilities of the Audit Committee Chairman

7.
the fundamental responsibility of the Audit Committee Chairman is to be responsible for the management and effective performance of the Audit Committee and provide leadership to the Audit Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Audit Committee Chairman’s responsibilities shall include:

a.	working with the Chairman and Chief Executive Officer and the Corporate Secretary to establish the frequency of Audit Committee meetings and the agendas for meetings;

b.	providing leadership to the Audit Committee and presiding over Audit Committee meetings;

c.	facilitating the flow of information to and from the Audit Committee and fostering an environment in which Audit Committee members may ask questions and express their viewpoints;

d.	reporting to the Board with respect to the significant activities of the Audit Committee and any recommendations of the Audit Committee; and

e.
leading the Audit Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and taking such other steps as are reasonably required to ensure that the Audit Committee carries out its mandate;

External Auditors

8.	recommend external auditors nominations to the Board to be put before the shareholders for appointment and, as necessary, the removal of any external auditor in office from time to time;

9.	approve the fees and other compensation to be paid to the external auditors and the funding for payment of the external auditors’ compensation and any advisors retained by the Audit Committee;

10.	pre-approve all audit services, internal control related services and any permissible non-audit engagements of the external auditors, in accordance with applicable legislation;

11.	meet with external auditors and financial management of the Company to review the scope of the proposed audit of the current year, and the audit procedures to be used;

12.
meet quarterly with external auditors “in camera” to discuss reasonableness of the financial reporting processes, systems of internal control, significant comments and recommendations, and management performance;

13.	advise the external auditors of their ultimate accountability to the Board and the Audit Committee;

14.	oversee the work of the external auditors engaged for the purpose of preparing an audit report or performing other audit, review and attest services for the issuer;

15.
evaluate the qualifications, performance and independence of the external auditors which are to report directly to the Audit Committee, including: (i) reviewing and evaluating the lead partner on the external auditors’ engagement with the Company, (ii) considering whether the auditors’ quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditors’ independence, (iii) determine the rotation of the lead audit partner and the audit firm, and (iv) take into account the opinions of management and the internal audit function in assessing the external auditors’ qualifications, independence and performance;

16.
present the Audit Committee’s conclusions with respect to its evaluation of external auditors to the Board and take such additional action to satisfy itself of the qualifications, performance and independence of external auditors and make further recommendations to the Board as it considers necessary;

17.
obtain and review a report from the external auditors at least annually regarding: (i) the external auditors’ internal quality-control procedures; (ii) material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm; (iii) any steps taken to deal with any such issues; and (iv) all relationships between the external auditors and the Company;

18.	discuss with the external auditors any relationships that might affect the external auditors’ objectivity and independence;

19.	recommend to the Board any action required to ensure the independence of the external auditors;

20.	review and approve policies for the Company’s hiring of employees or former employees of the present and former external auditors;

Internal Audit

21.	receive reports from the Company’s Chief Financial Officer on the scope and material results of its internal SOX audit activities;

22.
establish procedures for: (i) the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and (ii) the confidential, anonymous submission of concerns regarding questionable accounting, internal control and auditing matters;

Financial Reporting Process

23.	periodically discuss the integrity, completeness and accuracy of the Company’s internal controls and the financial statements with the external auditors in the absence of the Company’s management;

24.	in consultation with the external auditors, review the integrity of the Company’s financial internal and external reporting processes;

25.	consider the external auditors’ assessment of the appropriateness of the Company’s auditing and accounting principles as applied in its financial reporting;

26.
review and discuss with management and the external auditors at least annually and approve, if appropriate, any material changes to the Company’s internal auditing and accounting principles and practices suggested by the external auditors or management;

27.
review disclosures made by the CEO and CFO during their certification process for the annual and interim filings with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company’s internal controls;

28.
establish regular and separate systems of reporting to the Audit Committee by management and the external auditors of any significant decision made in management’s preparation of the financial statements, including the reporting of the view of management and the external auditors as to the appropriateness of such decisions;

29.
discuss during the annual audit, and review separately with each of management and the external auditors, any significant matters arising from the course of any audit, including any restrictions on the scope of work or access to required information; whether raised by management or the external auditors;

30.	resolve any disagreements between management and the external auditors regarding financial reporting;

31.
review with the external auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented at an appropriate time subsequent to the implementation of such changes or improvements;

32.
retain and determine the compensation of any independent counsel, accountants or other advisors to assist in its oversight responsibilities (the Audit Committee shall not be required to obtain the approval of the Board for such purposes);

33.	discuss any management or internal control letters or proposals to be issued by the external auditors of the Company;

Legal Compliance

34.	review with the Company’s legal counsel any legal matter that the Audit Committee understands could have a significant impact on the Company’s financial statements;

35.	conduct or authorize investigations into matters within the Audit Committee’s scope of responsibilities;

36.	perform any other activities, in accordance with the Charter, the Company’s by-laws and governing laws, that the Audit Committee or the Board deems necessary or appropriate;

Reporting and Powers

37.	record minutes of its meetings and report periodically to the Board on all matters and recommendations made by the Audit Committee and at such other times as the Board may consider appropriate; and

38.
exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board.

4.	Limitation of Responsibility
While the Audit Committee has the responsibilities and powers provided by this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with applicable accounting principles and standards. This is the responsibility of management (with respect to whom the Audit Committee performs an oversight function) and the external auditors.